Filed with the Securities and Exchange Commission on February 5, 2021
REGISTRATION NO. 333-_____
INVESTMENT COMPANY ACT NO. 811-5438
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM N-4
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REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT __
and
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 215
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PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
(Exact Name of Registrant)
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
(Name of Depositor)
ONE CORPORATE DRIVE
SHELTON, CONNECTICUT 06484
(203) 926-1888
(Address and telephone number of Depositor's principal executive offices)
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J. MICHAEL LOW, ESQ
C/O KUTAK ROCK LLP
8601 NORTH SCOTTSDALE ROAD, SUITE 300
SCOTTSDALE, ARIZONA 85253-2738
(480) 429-4874
(Name, address and telephone number of agent for service)
COPIES TO:
RICHARD H. KIRK
VICE PRESIDENT
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
ONE CORPORATE DRIVE
SHELTON, CONNECTICUT 06484
(203) 925-3707
Approximate Date of Proposed Sale to the Public: As soon as practicable after effectiveness of the registration statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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TITLE OF SECURITIES BEING REGISTERED:
Units of interest in Separate Accounts under variable annuity contracts.

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PRUDENTIAL FLEXGUARD® INCOME
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
SINGLE PREMIUM DEFERRED INDEX-LINKED AND VARIABLE ANNUITY
Rate Sheet Supplement for:
Index Linked Variable Income Benefit

Supplement dated _______, 2021
To
Prospectus dated ______, 2021

This Rate Sheet Prospectus Supplement (this “Supplement”) applies only to the product noted above and should be read and retained with the prospectus for the Prudential FlexGuard® Income Index-Linked and Variable Annuity (the “Annuity”). If you would like another copy of the Prospectus, please call us at 1-888-PRU-2888.

This Supplement provides the Income Percentages, Income Deferral Rates, Waiting Period, and Benefit Charge we are currently offering for the Prudential FlexGuard® Income Index Linked Variable Income Benefit (the “Benefit”) available with the Annuity. This Supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement(s) and must be used with an effective prospectus for the Annuity.

This Supplement discloses the Income Percentages, Income Deferral Rates, Waiting Period, and Benefit Charge (collectively known as “Benefit terms”) that are effective beginning on the date of the Supplement disclosed above. Once a Prospectus Rate Sheet Supplement is effective, it will remain in effect until it is superseded at any time when we issue a new Rate Sheet Prospectus Supplement. This Supplement has no specified end date. If Prudential changes one or more of the Benefit terms, it will issue a new Rate Sheet Prospectus Supplement that will supersede this Supplement. The new Rate Sheet Prospectus Supplement will be filed a minimum of 5 days prior to its effective date.

To confirm the most current Benefit terms, Rate Sheet Prospectus Supplements are available by contacting the Prudential Annuity Service Center at 1-888-PRU-2888 or online at www.prudential.com/personal/annuities/annuity-prospectuses. The most current Rate Sheet Prospectus Supplements are also filed with the Securities and Exchange Commission and can be found at www.sec.gov.

The Benefit terms below apply for applications signed on or after ________, 2021 until a new Rate Sheet Prospectus Supplement is issued with new Benefit terms.

Please Note: In order for you to receive the Benefit terms reflected in this Supplement, your Annuity application must be signed on or after the date set forth above and before new Benefit terms are established through a new Supplement. From the date you sign your Annuity application, we must also receive that paperwork in Good Order within 15 calendar days, and the new Annuity must be issued within 60 calendar days of the date the application was signed. If these conditions are not met, and you decide to proceed with the purchase of the Annuity, you will receive the Benefit terms that are in effect on your Issue Date. Under certain circumstances we may waive these conditions or extend these time periods in a nondiscriminatory manner.

Waiting Period	3 Year from Index Effective Date

Benefit Charge	[ ]% Annually

Income Percentages and Income Deferral Rates
The applicable Income Percentage and Income Deferral Rate is based on the attained age of the Protected Life (or younger of the Joint Protected Lives) on the Index Effective Date, according to the tables below:

Age	Single Protected Life Income Percentages	Joint Protected Lives Income Percentages	Income Deferral Rates
45
46
47
48
49
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
69
70
71
72
73
74
75
76
77
78
79
80

    PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
A Prudential Financial Company
One Corporate Drive, Shelton, CT 06484
PRUDENTIAL FLEXGUARD® INCOME
Single Premium Deferred Index-Linked and Variable Annuity (“B SERIES”)
PROSPECTUS:
This prospectus describes the B Series of a single premium deferred index-linked and variable annuity (“Annuity”) offered by Prudential Annuities Life Assurance Corporation (“PALAC”, “we”, “our”, or “us”). The Annuity provides for the potential accumulation of retirement savings through investment in certain Index Strategies and Variable Investment Subaccount during the Savings Stage and opportunity for lifetime income through a built-in living benefit rider during the Income Stage and Insured Income Stage, as well as annuitization options. The Annuity is intended for retirement or other long-term investment purposes.
This prospectus describes all material rights and obligations of Annuity purchasers under the Annuity contracts. This prospectus is being provided for informational or educational purposes only and does not take into account the investment objectives or financial situation of any client(s) or prospective client(s). The information is not intended as investment advice and is not a recommendation about managing or investing your retirement savings. Clients seeking information regarding their particular investment needs should contact a Financial Professional. The Annuity is offered as an individual annuity contract and has features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. The Annuity or certain of its Index Strategies, Variable Investment Subaccount and/or benefits and features may not be available in all states.
Financial Professionals may be compensated for the sale of the B Series. Selling broker-dealer firms may not make available or may not recommend the B Series of the Annuity and/or benefits described in this prospectus. Please speak to your Financial Professional for further details.
We hold the assets for each Index Strategy in a non-insulated, non-unitized separate account we have established to support our obligations with respect to the Index Strategies.
During the Savings Stage, the Index Strategies currently available are listed below. During the Income Stage, only the 1-year Point-to-Point with Cap Index Strategies are available.

Point-to-Point with Cap Index Strategy	Step Rate Plus Index Strategy	Tiered Participation Rate Index Strategy
1-year S&P 500®, 10% Buffer
1-year MSCI EAFE, 10% Buffer
1-year S&P 500®, 15% Buffer
1-year MSCI EAFE, 15% Buffer
1-year S&P 500®, 100% Buffer
3-year S&P 500®, 10% Buffer
3-year MSCI EAFE, 10% Buffer
3-year S&P 500®, 20% Buffer
3-year MSCI EAFE, 20% Buffer
6-year S&P 500®, 20% Buffer
6-year MSCI EAFE, 20% Buffer
	1-year S&P 500®, 5% Buffer 1-year MSCI EAFE, 5% Buffer 1-year S&P® 500, 10% Buffer	6-year S&P 500®, 5% Buffer 6-year MSCI EAFE, 5% Buffer 6-year S&P 500®, 10% Buffer 6-year MSCI EAFE, 10% Buffer
We hold the assets for the Variable Investment Subaccount in a corresponding Subaccount of Prudential Annuities Life Assurance Corporation Variable Account B. The Subaccount, in turn, invests in the PSF Government Money Market Portfolio – Class III.
A selling broker-dealer firm may elect to make available only certain strategies, features or benefits to its clients. For example, a firm may choose to not make one of the index strategies, such as the Step Rate Plus or Tiered Participation Rate, available.  In addition, a firm may choose to not make available certain buffer levels, indices and index strategy terms that are described in the prospectus.  Only those strategies, features and benefits available through your firm will be part of your contract and will be described in your firm’s marketing materials.  You should ask your Financial Professional for details about the strategies and features available through their firm.  The prospectus describes all the strategies, features and benefits that Prudential makes available under the contract.  For additional information on all of the strategies, features or benefits available with FlexGuard Income please visit the following webpage: https://www.prudential.com/personal/annuities/products/flexguard-indexed-variable-annuity.
The guarantees provided by the Annuity contracts and payments PALAC makes under the Annuity contracts are the obligations of, and subject to the creditworthiness and claims paying ability of, PALAC. Certain terms are capitalized in this prospectus. Those terms are defined either in the Special Terms section or in the context of the particular section.

Index-linked and variable annuity contracts are complex insurance and investment vehicles. There is a risk of substantial loss of your principal. The risk of loss may be greater in the case of an early withdrawal due to any charges and adjustments applied to such withdrawals. These charges and adjustments may result in loss even when the value of an Index has increased. In addition, rates associated with the Index Strategies upon renewal may be higher or lower than initial rates and may differ from the rates used for new Annuity contracts or for other Annuity contracts issued at different times. Refer to the “Risk Factors” section of this prospectus for more information. Investors should speak with a Financial Professional about the Annuity’s features, benefits, risks and fees, and whether the Annuity is appropriate for the investor based upon his or her financial situation and objectives.
IMPORTANT INFORMATION
Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the annual and semi-annual shareholder reports for Portfolios available under your Annuity will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.
If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from us electronically anytime at our website www.prudential.com. You may elect to receive all future shareholder reports in paper free of charge by calling 1-888-PRU-2888. Your election to receive reports in paper will apply to all Portfolios available under your contract.
PLEASE READ THIS PROSPECTUS
This prospectus sets forth information about the Annuity that you should know before investing. Please read this prospectus and keep it for future reference. If you are purchasing the Annuity as a replacement for an existing variable annuity, variable life insurance policy, fixed annuity or fixed life insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that the Annuity may be subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity’s Account Value and whether the Annuity’s liquidity features will satisfy that need. Please note that if you purchase the Annuity within a tax advantaged retirement plan, such as an IRA, SEP-IRA or Roth IRA, you will get no additional tax advantage through the Annuity itself. Because there is no additional tax advantage when an Annuity is purchased through one of these plans, the reasons for purchasing the Annuity inside a qualified plan are limited to the ability to allocate to the various Index Strategies and Variable Investment Subaccounts, and the opportunity to annuitize the contract, which might make the Annuity an appropriate investment for you. You should consult your tax and Financial Professional regarding such features and benefits prior to purchasing the Annuity for use with a tax-qualified plan.
For currently available Index Strategies, please refer to our website at www.prudential.com.
OTHER CONTRACTS
We offer a variety of annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from the Annuity offered by this prospectus. Not every annuity contract we issue is offered through every selling broker-dealer firm. Upon request, your Financial Professional can show you information regarding other PALAC annuity contracts that he or she sells. You can also contact us to find out more about the availability of any of the PALAC annuity contracts. You should work with your Financial Professional to decide whether the Annuity contract is appropriate for you based on a thorough analysis of your particular needs, financial objectives, investment goals, time horizons and risk tolerance.
AVAILABLE INFORMATION
We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus – see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, which means it is legally part of this prospectus may also be obtained through the SEC’s Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC. Please see “How to Contact Us” later in this prospectus for our Service Office address.
In compliance with U.S. law, PALAC delivers this prospectus to current Owners that reside outside of the United States. However, we may not market or offer benefits, features or enhancements to prospective or current Owners while outside of the United States.
The Annuity is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, and is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the PSF Government Money Market Subaccount.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE SM OR ® SYMBOLS.
FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT WWW.PRUDENTIAL.COM

Prospectus dated:	Statement of Additional Information dated:

SPECIAL TERMS
We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.
Account Value: The total value of any allocations in any Variable Subaccount(s) we make available and the Index Strategies using the Interim Value for each Index Strategy on any Valuation Day other than the Index Strategy Start Date and Index Strategy End Date. On an Index Strategy Start Date, the Index Strategy Base applicable to that Index Strategy would be used instead of the Interim Value. On an Index Strategy End Date, the Index Strategy Base plus the Index Credit less any withdrawals or Benefit charge applicable to that Index Strategy would be used instead of the Interim Value.
Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.
Allocation Option: A Variable Investment Subaccount, Index Strategy or other option we make available as of any given time to which Account Value may be allocated.
Annual Income Amount. The annual amount that can be withdrawn without being considered Excess Income under the attached living benefit during the Income Stage. The Annual Income Amount will vary from year to year and can be lower in one Annuity Year than in the prior Annuity Year even if no Excess Income is taken.
Annuitant/Joint Annuitant: The natural person upon whose life annuity payments made to the Owner are based.
Annuitization: The process by which you direct us to apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner.
Annuity Date: The date on which we apply your Account Value to the applicable annuity option and begin the Payout Period. As discussed in the “Annuity Options” section, there is a date by which you must begin receiving annuity payments, which we call the “Maximum Annuity Date.”
Annuity Year: The twelve-month period beginning on the Issue Date and continuing through and including the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.
Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the “Annuity Payout Options” section of the Annuity.
Buffer: The amount of protected negative Index Return applied to the Account Value allocated to an Index Strategy at the end of an Index Strategy Term. Any negative Index Return in excess of the Buffer reduces the Account Value.
Cap Rate: The maximum rate that may be credited to the Point-to-Point with Cap Index Strategy for any given Index Strategy Term. A different Cap Rate may be declared for different Indices, Buffers, and different Index Strategy Terms. Cap Rates, upon renewal, may be higher or lower than the initial Cap Rate but will never be less than the Guaranteed Minimum Cap Rate. Renewal Cap Rates may differ from the Cap Rates used for new Annuity contracts or for other Annuity contracts issued at different times.
Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.
Contingent Annuitant: The natural person named to become the Annuitant upon the death of Annuitant prior to the Annuity Date.
Contingent Deferred Sales Charge (“CDSC”): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a “contingent” charge because it is imposed only if you surrender or take a withdrawal from your Annuity.
Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds (representations may include, but are not limited to, trust or estate paperwork (if needed); consent forms (if applicable); and claims forms from at least one beneficiary); and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.
Excess Income. All or any portion of an Income Withdrawal under the Benefit that causes cumulative withdrawals to exceed the Annual Income Amount, including any applicable Contingent Deferred Sales Charge, in an Annuity Year during the Income Stage. Each withdrawal of Excess Income proportionally reduces the Annual Income Amount for future years.
Free Look: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary by state. In addition, there is a different Free Look period that applies if your Annuity was sold to you as a replacement of a life insurance policy or another annuity contract. In your Annuity contract, your Free Look right is referred to as your “Right to Cancel.”
Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.
Holding Account: A Variable Investment Subaccount we make available and designate as such.
Income Deferral Rate: During the Savings Stage, the Income Deferral Rate is an annual percentage added to the Income Percentage each year until the Income Effective Date. The Income Deferral Rate is based on the age of the Protected Life or the younger of the Joint Protected Lives on the Index Effective Date and does not change for the life of the Contract.
Income Effective Date: the date you elect to start the Income Stage under the Benefit. The Income Effective Date must be on an Index Anniversary Date.
Income Percentage: The rate applied under the Benefit to determine your initial Annual Income Amount. The Income Percentage is based on the age of the Protected Life, or the younger of the Joint Protected Lives on the Index Effective Date. Prior to the Income Effective Date, the Income Percentage includes any applicable Income Deferral Rate credits. If the Joint Protected Life has been added, changed, or removed before the Income Effective Date, the Annual Income Amount will be based on the applicable Income Percentage and Income Deferral Rate based on the younger of the Protected Life or Joint Protected Lives as of the Index Effective Date.
Income Withdrawals: During the Income Stage, the amounts allowed to be withdrawn under the Benefit without being considered Excess Income.
Index (Indices): The underlying Index or exchange traded fund associated with an Index Strategy and used to determine the Index Return in determining the Index Credit. You do not directly participate in an Index.
Index Anniversary Date: The same day, each calendar year, as the Index Effective Date. You may allocate available Account Value to a new Index Strategy(ies) or to the Variable Subaccount or other options we make available on this date. You may allocate available Account Value to the same Index Strategy(ies) on this date once the Index Strategy(ies) has reached the Index Strategy End Date, as long as the same Index Strategy(ies) is still available.
Index Credit: The percent of Index Return used to calculate the amount you receive on an Index Strategy End Date. The Index Credit can be negative, meaning you can lose principal and prior earnings. This may be expressed as an amount or percentage.
Index Effective Date: The first day of the first Index Strategy allocation. The Index Effective Date will be the same as the Issue Date of your Annuity.
Index Linked Variable Income Benefit: a living benefit rider that is automatically included with the contract at issue and becomes effective on the Index Effective Date. This may also be referred to in the prospectus as the “Benefit.”
Index Return: The percentage change in the Index Value from the Index Strategy Start Date to the Index Strategy End Date, which is used to determine the Index Credit for an Index Strategy. An Index Return is calculated by taking the Index Value on the Index Strategy End Date, minus the Index Value on the Index Strategy Start Date, and then dividing the result by the Index Value on the Index Strategy Start Date.
Index Strategy(ies): Any index linked Allocation Option we make available in the Annuity for crediting interest based on the underlying Index associated with the Index Strategy, Buffer, and Index Strategy Term. We may offer other Index Strategies from time to time, subject to our rules.
Index Strategy Base: The amount of Account Value allocated to an Index Strategy on an Index Strategy Start Date. The Index Strategy Base is used in the calculation of any Index Credit and in the calculation of the Interim Value. The Index Strategy Base is reduced for any Benefit charges, transfers or withdrawals that occur between an Index Strategy Start Date and Index Strategy End Date in the same proportion that the total withdrawal, transfer amount or Benefit charge reduced the Interim Value.
Index Strategy End Date: The last day of an Index Strategy Term. This is the day any applicable Index Credit would be credited to the Index Strategy.
Index Strategy Start Date: The first day of an Index Strategy Term.
Index Strategy Term: The time period allocated to each Index Strategy. The term begins on the Index Strategy Start Date and ends on the Index Strategy End Date.
Index Value: The value of the Index that is published by the Index provider at the close of each day that the Index is calculated. If an Index Value is not published for a particular Valuation Day, the closing Index Value of the next published Valuation Day will be used.
Interim Value: The value of an Index Strategy on any Valuation Day during an Index Strategy Term other than the Index Strategy Start Date and Index Strategy End Date. It is a calculated value (as described in the Interim Value section) and is used when a withdrawal, death benefit payment, transfer, annuitization, Benefit charge, or surrender occurs between an Index Strategy Start Date and Index Strategy End Date. During an Index Strategy Term, the Interim Value is included in the Account Value and Surrender Value.
Issue Date: The effective date of your Annuity. We will establish your Issue Date when we receive your complete Purchase Payment and all information that we require for the purchase of a Contract in Good Order.
Maximum Annuity Date: The Maximum Annuity Date is equal to the first day of the calendar month following the oldest of the Owner(s)’ and Annuitant(s)’ 95th birthday. You may not reallocate to an Index Strategy where the Index Strategy End Date is after your Maximum Annuity Date.

Owner: The Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.
Payout Period: The period starting on the Annuity Date and during which annuity payments are made.
Participation Rate: The percentage of any Index increase that will be used in calculating the Index Credit at the end of an Index Strategy Term for applicable Index Strategies. A different Participation Rate may be declared for different Index Strategies, Indices and Buffers. Participation Rates, upon renewal, may be higher or lower than the initial Participation Rate but will never be less than the Guaranteed Minimum Participation Rate. Renewal Participation Rates may differ from the Participation Rates used for new Annuity contracts or for other Annuity contracts issued at different times.
Portfolio: An underlying mutual fund, or series thereof, in which a Subaccount of the Separate Account invests. A Portfolio also may be referred to in this prospectus as an Underlying Portfolio.
Purchase Payment: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.
Separate Accounts: Refers to PALAC Separate Account B and the Index Strategies Separate Account, which hold assets associated with the Annuity issued by PALAC. PALAC Separate Account B assets held in support of the Variable Investment Subaccounts are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct, while the assets in the Index Strategies Separate Account are not insulated from the creditors of PALAC.
Service Office: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time and will notify you in advance of any such change of address. Please see “How to Contact Us” later in this prospectus for the Service Office address.
Step Rate: The Step Rate is the declared rate that may be credited to amounts allocated to the applicable Index Strategies for any given Index Strategy Term if the Index Return is between zero (including zero) and the declared Step Rate. A different Step Rate may be declared for different Indices and Buffers. Step Rates, upon renewal, may be higher or lower than the initial Step Rate but will never be less than the Guaranteed Minimum Step Rate. Renewal Step Rates may differ from the Step Rates used for new Annuity contracts or for other Annuity contracts issued at different times.
Surrender Value: The Account Value less any applicable Contingent Deferred Sales Charge, any applicable Tax Charges, and any other applicable charges assessable as a deduction from the Account Value.
Tier Level: The declared Index Return that is used to determine which Participation Rate tier applies in the calculation of Index Credit in the Tiered Participation Rate Index Strategy. Tier Levels, upon renewal, may be higher or lower than the initial Tier Level but will never be more than the Guaranteed Maximum Tier Level. Renewal Tier Levels may differ from the Tier Levels used for new Annuity contracts or for other Annuity contracts issued at different times.
Unit: A share of participation in a Variable Investment Subaccount used to calculate your Account Value prior to the Annuity Date.
Unit Price: The value of each Unit of a Variable Investment Subaccount on a Valuation Day.
Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued, and an Index Strategy Index Value is published, not including any day: (1) trading on the NYSE is restricted; (2) an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or (3) the SEC, by order, permits the suspension or postponement for the protection of security holders.
Variable Investment Subaccount: A division of the PALAC Separate Account B. A Variable Investment Subaccount also may be referred to in this prospectus and the Annuity as a Variable Subaccount or Subaccount.
Waiting Period: The number of years a client is required to remain in the Savings Stage prior to establishing the Income Effective Date.

SUMMARY
This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing the Annuity. You should read the entire prospectus for a complete description of the Annuity. Although this prospectus describes key features of the Annuity contract, the prospectus is a distinct document, and is not part of the Contract. Your Financial Professional can also help you if you have questions.
The Annuity: The Prudential FlexGuard Income index-linked and variable annuity Contract issued by PALAC is a contract between you, the Owner, and Prudential Annuities Life Assurance Corporation, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement.
The Index Linked Variable Income Benefit (the “Benefit”) attached to this Annuity has three distinct stages, the Savings Stage, Income Stage and Insured Income Stage. During the Savings Stage the Annuity provides a Variable Subaccount and Index Strategies as opportunities for growth or loss, with levels of downside protection available when allocating to the Index Strategies. During the Income Stage it provides lifetime income with potential for increases in income and some downside protection.
The Savings Stage is the period of time before the Income Effective Date. During the Savings Stage, you may allocate your Account Value among any of the Index Strategies and Variable Subaccounts we make available. You must remain in the Savings Stage for at least as long as the Waiting Period. During the Savings Stage, the Income Percentage includes the initial Income Percentage and any Income Deferral Rate which is added to the Income Percentage each year until the Income Effective Date.
The Income Stage is the time period beginning on the Income Effective Date and ending on the Valuation Day the Insured Income Stage begins. You may only establish your Income Effective Date on an Index Anniversary following the Waiting Period. Upon establishing an Income Effective Date, you must elect to take your Annual Income Amount based on the Protected Life or the Joint Protected Lives in effect when we receive your request to do so in Good Order. There are limited Index Strategies and no Variable sub-Accounts available during the Income Stage.
Once your Account Value is reduced to $0 as a result of Income Withdrawals in any Annuity Year that are less than or equal to the Annual Income Amount, we subsequently make Insured Income Stage payments until the death of the Protected Life or until both Joint Protected Lives have died, as applicable. In the Annuity Year in which your Account Value is reduced to $0, the only Insured Income Stage payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. In subsequent Annuity Years, the Insured Income Stage payment equals the Annual Income Amount in effect as of the date the Account Value was reduced to $0.
Index Strategies. The Index Strategies provide an Index Credit based on the Index Return of the underlying Index associated with the Index Strategy. The Index Strategies provide a level of protection against negative Index Returns through a Buffer; however, negative Index Returns in excess of the Buffer will result in a loss of principal and any prior earnings, which could also result in a significant amount of loss. Assets supporting the Index Strategies are held in a non-insulated, non-unitized separate account and are subject to the claims of the creditors of PALAC and the benefits provided are subject to the claims paying ability of PALAC.
Variable Investment Subaccount. The Variable Subaccounts we make available invest in Portfolios whose share price generally fluctuates each day. The Variable Subaccounts do not provide any level of protection against negative returns. You are at risk of losing principal and any earnings if you allocate funds to the Portfolios. The assets that are held in support of the Variable Subaccounts are kept separate from all our other assets and may not be chargeable with liabilities arising out of any other business we may conduct. Variable Subaccounts are not available at issue.
    Benefit. The Benefit provides lifetime income payments initially based on a percentage of your Account Value and is built-in to your Annuity. Income Withdrawals can begin once the Waiting Period expires. Once Income Withdrawals begin your Index Strategies are limited to the 1-year Point-to-Point with Cap Index Strategies. If you no longer want or need the Benefit, you can cancel it from your Annuity on or after the Waiting Period. If you cancel the Benefit, we stop assessing the Benefit charge and you will not be allowed to re-elect the Benefit.
With the help of your Financial Professional, you choose how to allocate your money within your Annuity (subject to certain restrictions; see “Index Strategies” and “Variable Investment Subaccounts”). Investing in Index Strategies and the Variable Investment Subaccount involves risk and you can lose your money. On the other hand, investing in the Annuity can provide you with the opportunity to grow your money through participation in Index Strategies and the Variable Investment Subaccount.
GENERALLY SPEAKING, INDEX-LINKED AND VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER AN INDEXED-LINKED AND VARIABLE ANNUITY IS APPROPRIATE FOR YOU GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.
You and your Financial Professional may want to discuss and consider the following factors when deciding whether the Annuity is appropriate for your individual needs: your age; the amount of your Purchase Payment; how long you intend to hold the Annuity (also referred to as “investment time horizon”); your need for lifetime income; your desire to make withdrawals from the Annuity and the timing of those withdrawals; your investment objectives; and your desire to minimize costs and/or maximize returns associated with the Annuity.
Risks: Index-linked and variable annuity contracts are complex insurance and investment vehicles. There is a risk of substantial loss of your principal. The risk of loss can be greater in the case of an early withdrawal due to any surrender charges and the Interim Value associated with such withdrawals. Rates associated with the Index Strategies upon renewal may be higher or lower than initial rates and may differ from the rates used for new Annuity contracts or for other Annuity contracts issued at different times. There are also risks associated with the Benefit. Please see “Risk Factors” for additional information.
Purchase: In order to purchase an Annuity, you must be no younger than age 45 and no older than age 80. Also, we require a minimum Purchase Payment of $25,000. See your Financial Professional to complete an application.
The minimum age for Purchase applies to the youngest Owner as of the day we would issue the Annuity. The maximum age for Purchase applies to the oldest Owner as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the minimum age applies to the youngest Annuitant and the maximum age applies to the oldest Annuitant as of the day we would issue the Annuity.
After you purchase your Annuity, you will have a limited period of time during which you may cancel (or “Free Look”) the purchase of your Annuity. Your request for a Free Look must be received in Good Order within the applicable time period.
Index Strategies: The Annuity offers multiple Index Strategies which provide an Index Credit based on the Index Return of the Index associated with the Index Strategy. The Index Credit is the amount credited on an Index Strategy End Date based on the Index Return and the type of Index Strategy. The Index Credit may be positive or negative, which means you can lose principal and prior earnings. You may allocate all or a portion of your Purchase Payment into one or more Index Strategies. We currently offer the following Index Strategies: Point-to-Point with Cap, Tiered Participation Rate and Step Rate Plus.
The Point-to-Point with Cap Index Strategy provides an Index Credit equal to the Index Return up to a Cap.
1.If the Index Return is positive and equal to or greater than the Cap Rate, then the Index Credit is equal to the Cap Rate. If the Index Return is positive, but less than the Cap Rate, the Index Credit is equal to the Index Return.
2.If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
3.Offers the greatest level of protection with the most options for term lengths, but limited upside potential.
The Tiered Participation Rate Index Strategy provides an Index Credit equal to the Index Return multiplied by one or two Participation Rates.
1.If the Index Return is between zero and the declared Tier Level, then the Index Credit is equal to the Index Return multiplied by the Participation Rate for the 1st tier. If the Index Return is greater than or equal to the declared Tier Level, the Index Credit is the sum of the Tier Level multiplied by the Participation Rate for the 1st tier and the remaining Index Return multiplied by the Participation Rate for the 2nd tier.
2.If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
3.Offers an upside potential with no maximum or limitations, but only available in longer term lengths.
The Step Rate Plus Index Strategy provides an Index Credit equal to the greater of the Index Return multiplied by a Participation Rate or the Step Rate.
1.If the Index Return is between zero (including zero) and the declared Step Rate, then the Index Credit is equal to the Step Rate. If the Index Return is greater than the Step Rate, the Index Credit is equal to the greater of the Index Return multiplied by the Participation Rate or the Step Rate.
2.If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
3.Offers an upside potential with no maximum or limitations, but only available in shorter term lengths.
Not all Index Strategies will be available with all Indices, in all available Index Strategy Terms, and in all available Buffers. As a result of economic market conditions, or utilization of the Index Strategies, we reserve the right to add and remove Index Strategies at any time. For currently available Index Strategies, please refer to our website at www.prudential.com. New rates will be set for Index Strategy Terms upon Index Anniversary Dates. These rates may be different than rates previously applied to your Annuity and from the current rates that we are offering for newly issued contracts. New Buffers may be offered as new Index Strategy Options. We currently offer one-year, three-year and six-year Index Strategy Terms. We currently offer Index Strategies based on the S&P 500 Index and the MSCI EAFE Index. The Annuity offers Index Strategies with 5%, 10%, 15%, 20%, and 100% Buffers. The Buffer is the amount of protected negative return. Any loss beyond the Buffer level reduces the Account Value allocated to the Index Strategy. Please see “Index Strategies” for more information.
During the Income Stage of the Benefit, only the 1-year Point-to-Point with Cap Index Strategies are available.
Indices: We reserve the right to add and remove an Index at any time. If an Index is discontinued or changed in a manner that results in a material change in the formula or method of calculating the Index, we reserve the right to substitute it with an alternative Index and will notify you of any such substitution. Upon substitution of an Index, we will calculate your Index Return on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Index Strategy End Date. An Index substitution will not change your Index Strategy. A substitution of an Index between the Index Strategy Start Date and Index Strategy End Date may impact the calculation of your Index Credit on the Index Strategy End Date. When we notify you of any substitution of an Index, we will also inform you of the potential impacts to your Index Credit.
Variable Investment Subaccount: You may allocate to the Variable Investment Subaccounts we make available. Currently, we make available the PSF Government Money Market Portfolio – Class III (the “Portfolio”). The Portfolio is only available after the Issue Date and before the Income Effective Date. The Portfolio is described in its own summary prospectus, which you should read before selecting the Portfolio. You can obtain the summary prospectuses and prospectuses for the Portfolio by calling 1-888-PRU-2888 or at www.prudential.com. There is no assurance that the Portfolio will meet its investment objective. Please see “Variable Investment Subaccounts” for more information.
Index Linked Variable Income Benefit: The built-in Benefit associated with the Annuity is a variable income benefit, which may allow you to receive your annual withdrawal amount over one lifetime (“Protected Life”), or over the Owner/Annuitant and their spouse’s lifetime (“Joint Protected Lives”).
You must remain in the Savings Stage for a minimum time period known as the Waiting Period. See the current Rate Sheet Prospectus Supplement for additional information about the Waiting Period.
Only upon an Index Anniversary Date following the Waiting Period can you elect to begin your Income Stage, thus establishing the Income Effective Date. The election form to start Income will be part of your Reallocation Notice and follows the timing rules of the annual Reallocation Notice as described in the “Index Strategies” section below.
Election to begin the Income Stage must occur on an Index Anniversary Date following the Waiting Period regardless of when in that year you will take your first Income Withdrawal. The election to start Income is irrevocable. On this date, you must designate single Protected Life or Joint Protected Lives. The designation of single or joint is irrevocable.
The initial Annual Income Amount (AIA) is calculated on the Income Effective Date, regardless of when the first Income Withdrawal occurs. If there is one Protected Life at the time the Income Stage begins, the AIA will be determined by applying the Single Protected Life Income Percentage (including Income Deferral) on the Annuity to the Account Value. If there are Joint Protected Lives, the AIA will be determined by applying the Joint Protected Lives Income Percentage (including Income Deferral) based on the youngest Protected Life on the Annuity to the Account Value. This is the only time your Account Value will be directly used to calculate the AIA.
Every Index Anniversary Date thereafter will result in a recalculation of the AIA based on the Index Credit applied to the Index Strategies, gross of fees, to which you are allocated. The change can be positive or negative and is described below in the “Index Linked Variable Income Benefit” section. If the Account Value is reduced to $0 (unless as a result of Excess Income), we will continue to pay the last calculated AIA as a guaranteed payment.
Interim Value: If you take a withdrawal (including partial withdrawals, systematic withdrawals, full surrenders, Income Withdrawals and Excess Income), transfer out of, annuitize, we process a Benefit charge, or we pay a death claim between an Index Strategy Start Date and Index Strategy End Date, we will use an Interim Value to determine the fair market value of each Index Strategy at the time of the transaction. The Interim Value is also used to determine how much the Index Strategy Base will be reduced after a transfer, withdrawal, or Benefit charge. If you withdraw, partially transfer out of, or we process a Benefit charge from Account Value allocated to an Index Strategy, the withdrawal, partial transfer, or Benefit charge will cause an immediate reduction to your Index Strategy Base in a proportion equal to the reduction in your Interim Value. A proportional reduction could be larger than the dollar amount of your withdrawal, partial transfer or Benefit charge. Reductions to your Index Strategy Base will negatively impact your Interim Value for the remainder of the Index Strategy Term and will result in a lower Index Credit on the Index Strategy End Date. Once your Index Strategy Base is reduced due to a withdrawal, partial transfer or Benefit charge during any Index Strategy Term, it will not increase for the remainder of the Index Strategy Term.
The Interim Value is designed to represent the fair value of the Index Strategy on each Valuation Day, taking into account the potential gain or loss of the applicable Index at the end of the Index Strategy Term. The Interim Value reflects the change in fair value due to economic factors of the investment instruments (including derivatives) supporting the Index Strategies. The Interim Value may result in a loss even if the Index Value at the time the Interim Value is calculated is higher than the Index Value on the Index Strategy Start Date. See “Interim Value” and “Access to Account Value” for more information.
Access To Your Money: You can receive access to your money by taking withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax and may be subject to a Contingent Deferred Sales Charge. Withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value” for more information. In addition, any time a partial withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will be reduced in the same proportion that the total withdrawal reduced the Interim Value. Please see “Access to Account Value” for more information. You may withdraw up to 10% of your Purchase Payments each year as further defined in Section “Free Withdrawal Amounts” without being subject to a Contingent Deferred Sales Charge.
You may elect to receive income through fixed annuity payments over your lifetime, also called “Annuitization”. If you elect to receive annuity payments, you convert your Account Value into a stream of future payments. This means in most cases you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs. Please see “Annuity Options” for more information.
You may transfer Account Value between Variable Investment Subaccounts or from Index Strategies to Variable Investment Subaccounts at any time during the Savings Stage of the Benefit. On each Index Anniversary Date, you may reallocate Account Value allocated to Variable Investment

Subaccounts and any Index Strategy(ies) that has reached an Index Strategy End Date into any available Index Strategy. There is no charge for such transfers. Please see “Managing Your Account Value” for more information. You must provide instructions for reallocation by the Index Anniversary Date. Failure to provide timely instructions may result in amounts being transferred into the Holding Account, which is allocated to the PSF Government Money Market Portfolio and could remain in that Account for up to a year until your next Index Anniversary Date.
Death Benefits: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. The Death Benefit is the Return of Purchase Payments Death Benefit. Please see “Death Benefits” for more information.
Fees and Charges: The Annuity is subject to certain fees and charges, as discussed in the “Summary of Contract Fees and Charges” table in this prospectus. In addition, there are fees and expenses of the Portfolio. While no fees or charges are deducted from the amounts held in the Index Strategies except for the charge for the Benefit, the available Cap Rates, Participation Rates, Tier Levels, and Step Rates reflect the expenses related to the Index Strategies.
What does it mean that my Annuity is “tax deferred”? The Annuity is “tax deferred”, meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among the Index Strategies and the Variable Investment Subaccounts without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% additional tax.
Please note that if you purchase the Annuity within a tax advantaged retirement plan, such as an IRA, SEP-IRA, Roth IRA, you will get no additional tax advantage through the Annuity itself. Because there is no additional tax advantage when an index-linked and variable annuity is purchased through one of these plans, the reasons for purchasing the Annuity inside a tax-qualified plan are limited to the ability to allocate to the various Index Strategies and Variable Investment Subaccounts, and the opportunity to annuitize the contract, which might make the Annuity an appropriate investment for you. You should consult your tax advisor and Financial Professional regarding such features and benefits prior to purchasing the Annuity for use with a tax-qualified plan.
Other Information: Please see “Information About the Insurance Company and Separate Accounts” and “Additional Information” for more information about the Annuity, including legal information about PALAC, PALAC Variable Annuity Account and the Index Strategies Separate Account.

Summary of Fees and Expenses
The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Annuity. The first table describes the fees and expenses that you may pay at the time you surrender the Annuity or make a partial withdrawal. State premium taxes may also be deducted. Important additional information about these fees and expenses is contained in “Fees, Charges and Deductions” later in this prospectus.

ANNUITY OWNER TRANSACTION EXPENSES – CONTINGENT DEFERRED SALES CHARGES
Annuity Year	Percentage Applied Against Account Value being Withdrawn
B SERIES
Annuity Year 1	7.0%
Annuity Year 2	7.0%
Annuity Year 3	6.0%
Annuity Year 4	5.0%
Annuity Year 5	4.0%
Annuity Year 6	3.0%
Annuity Year 7 or later	0.0%
    The years referenced in the CDSC table above refer to the years since Contract Issue Date. CDSCs are applied against the amount of Account Value being withdrawn.
Tax Charge: 0% - 3.5%
The Tax Charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of the Purchase Payment, Surrender Value, or Account Value as applicable. The Tax Charge currently ranges up to 3.5%. These taxes apply only in certain states.
The following table describes the periodic fees and charges you will pay when you allocate to a Variable Investment Subaccount, not including the underlying Portfolio fees and expenses.

ANNUALIZED INSURANCE FEES/CHARGES (as a percentage of the net assets of the Variable Subaccounts)
B SERIES
Mortality & Expense Risk Charges
Level 1: Purchase Payment Less than $1,000,000	1.15%
Level 2: Purchase Payment $1,000,000 and more	1.05%
Administration Charge	0.15%
Total Annualized Insurance Fees and Charges[1]	1.30%
1 The Insurance Charge is a combination of the Mortality & Expense Risk Charge and the Administration Charge. The Total Annualized Fees and Charges shown above is based on the Mortality & Expense Risk Charge for Level 1.
Charge for the Index Linked Variable Income Benefit
The charge for the Benefit is an annual charge based on your Account Value on the Index Anniversary Date after all Index Credits have been applied but before any withdrawals that occur on that date. For more information about the Benefit charge see the “Fees, Charges and Deductions” section below. See the current Rate Sheet Prospectus Supplement for current Benefit charge rates.
The following table provides the range (minimum and maximum) of the total operating expenses charged by the Portfolios before any contractual waivers and expense reimbursements. Each figure is stated as a percentage of the Portfolio's average daily net assets.

TOTAL ANNUAL UNDERLYING PORTFOLIO OPERATING EXPENSES
	MINIMUM	MAXIMUM
Total Annual Underlying Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service fees (12b-1 fees), and other expenses)	%*	%*
*These expenses do not include the impact of any applicable contractual waivers and expense reimbursements.

UNDERLYING PORTFOLIO ANNUAL EXPENSES
(as a percentage of the average daily net assets of the underlying Portfolios)
For the year ended December 31, 2020
FUNDS	Management Fees	Other Expenses	Distribution (12b-1) Fees	Dividend Expense on Short Sales	Broker Fees and Expenses on Short Sales	Acquired Portfolio Fees & Expenses	Total Annual Portfolio Operating Expenses	Contractual Fee Waiver or Expense Reimbursement	Net Annual Fund Operating Expenses
PSF Government Money Market Portfolio – Class III	0.30%	0.05%	0.25%	0.00%	0.00%	0.00%	0.60%	0.00%	0.60%

Expense Examples
These examples are intended to help you compare the cost of investing in the Annuity with the cost of investing in other PALAC annuities and/or other variable annuities. These costs include Annuity Owner transaction expenses, Insurance Charge annual expenses, and underlying Portfolio fees and expenses.
These examples assume that you invest $10,000 in the Annuity for the time periods indicated. One set of examples also assume that your investment has a 5% return each year, assumes the maximum fees and expenses of any of the Underlying Portfolios, and assumes that no Account Value was allocated to the Index Strategies. The other set of examples assumes that your investment has a 5% return each year, assumes the minimum fees and expenses of any of the Underlying Portfolios, and assumes that no Account Value was allocated to the Index Strategies. Although your actual costs may be higher or lower, based on these assumptions, your cost for B Series would be:

Assuming Maximum Fees and Expenses of any of the Portfolios Available
	1 Year	3 Years	5 Years	10 Years
If you surrender your annuity at the end of the applicable time period:	$	$	$	$
If you annuitize your annuity at the end of the applicable time period:	$	$	$	$
If you do not surrender your annuity at the end of the applicable time period:	$	$	$	$

Assuming Minimum Fees and Expenses of any of the Portfolios Available
	1 Year	3 Years	5 Years	10 Years
If you surrender your annuity at the end of the applicable time period:	$	$	$	$
If you annuitize your annuity at the end of the applicable time period:	$	$	$	$
If you do not surrender your annuity at the end of the applicable time period:	$	$	$	$

THE EXAMPLES ARE FOR ILLUSTRATIVE PURPOSES ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. ACTUAL EXPENSES WILL BE DIFFERENT THAN THOSE SHOWN DEPENDING ON A NUMBER OF FACTORS, INCLUDING (1) WHETHER YOU DECIDE TO ALLOCATE ACCOUNT VALUE TO VARIABLE SUB-ACCOUNTS OTHER THAN THOSE WITH THE MAXIMUM TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES; AND (2) THE IMPACT OF ANY CONTRACTUAL FEE WAIVERS OR EXPENSE REIMBURSEMENTS APPLICABLE TO UNDERLYING PORTFOLIOS.

Condensed Financial Information
Because the Annuity is new, we have no condensed Variable Subaccount financial information to report. In the future, we will provide a table that shows selected information concerning Units for each Subaccount. A Unit is the share of participation that we use to calculate the value of your interest in a Subaccount.

RISK FACTORS
Risk of Loss – Index Strategies
You take the investment risk for amounts allocated to one or more Index Strategies since the Index Credit is based upon the performance of the associated Index. You bear the risk of the negative Index Return in excess of the Buffer you choose except for any 100% Buffer Index Strategy where there is no risk of loss to you, should you stay allocated to the end of the Index Strategy Term. In the case of a multi-year Index Strategy Term, losses are measured over the entire Index Strategy Term from the Index Strategy Start Date to the Index Strategy End Date and may exceed the Buffer levels associated with the Index Strategy.
Risks of Investing in a Variable Investment Subaccount
You take all the investment risk for amounts allocated to one or more of the Variable Investment Subaccounts, which invest in Portfolios. If the Variable Investment Subaccounts you select increase in value, then your Account Value goes up; if they decrease in value, your Account Value goes down. How much your Account Value goes up or down depends on the performance of the Portfolios in which your Variable Investment Subaccounts invest.
Risks Associated with the Indices
Because the S&P 500 ® Index, and the MSCI EAFE Index are each comprised of a collection of equity securities, in each case the value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. Market fluctuations can result from disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID -19), utility failures, terrorist acts, political and social developments, and military and governmental actions. In addition, the value of equity securities may increase or decline for reasons directly related to the issuers of the securities. Equity markets are subject to the risk that the value of the securities may fall due to general market and economic conditions. Market volatility may exist with these indices, which means that the value of the indices can change dramatically over a short period of time in either direction. These Indices are not funds and are not available for direct investment.
With respect to the MSCI EAFE Index, international investing involves special risks not found in domestic investing, including political and social differences and currency fluctuations due to economic decisions. Emerging markets can be riskier than investing in well established foreign markets. The risks associated with investing on a worldwide basis include differences in the regulation of financial data and reporting, currency exchange differences, as well as economic and political systems differences.
Effect of Interim Value
To determine the Interim Value, we apply a formula which does not reflect the actual performance of the applicable Index, but rather a determination of the value of hypothetical underlying investments at the time of the Interim Value calculation. This amount could be more or less than if you had held the Index Strategy for the full Index Strategy Term. It also means that you could have a negative performance, even if the value of the Index has increased at the time of the calculation. All withdrawals from an Index Strategy, including death benefit payments, transfers, Income Withdrawals, Excess Income, annuitization, Benefit charges and surrenders paid before the Index Strategy End Date will be based on the Interim Value. Withdrawals, partial transfers, and Benefit charges before an Index Strategy End Date could have adverse impacts even if the value of the Index has increased at the time of the calculation because an early withdrawal will not allow you to participate in the Index Return for the Index Strategy Term with your entire Index Strategy Base. If you withdraw, partially transfer out of, or we process a Benefit charge from Account Value allocated to an Index Strategy, the withdrawal, partial transfer, or Benefit charge will cause an immediate reduction to your Index Strategy Base in a proportion equal to the reduction in your Interim Value. A proportional reduction may be larger than the dollar amount of your withdrawal, partial transfer, or Benefit charge even if the value of the Index has increased. See “Impact of Withdrawals” below for additional information.
Impact of Withdrawals
If you withdraw Account Value allocated to an Index Strategy, the withdrawal will cause an immediate reduction to your Index Strategy Base in a proportion equal to the reduction in your Interim Value. A proportional reduction could be larger than the dollar amount of your withdrawal. Reductions to your Index Strategy Base will negatively impact your Interim Value for the remainder of the Index Strategy Term and will result in a lower Index Credit on the Index Strategy End Date. Once your Index Strategy Base is reduced due to a withdrawal during any Index Strategy Term, it will not increase for the remainder of the Index Strategy Term.
Availability of Index Strategies will vary over time
Before allocating to an Index Strategy, you should determine the Index Strategies, Buffers, Cap Rates, Participation Rates and Step Rates available to you. We reserve the right to change rates and Buffers at any time. There is no guarantee that an Index Strategy will be available in the future. You should make sure the Index Strategies you select are appropriate for your investment goals. A change in Cap Rates may limit the Index Credit you receive. A change in Buffers may impact the amount of negative Index Credit applied to your Account Value. During the Income Stage, we will limit the Index Strategy allocation options available.
Reallocation of Index Strategies
At the end of an Index Strategy Term for an Index Strategy, the amount allocated to that Index Strategy will be reallocated based upon your instructions we received in Good Order, or if none has been received in Good Order, automatically renew into the same Index Strategy unless the

Index Strategy End Date would be after the Maximum Annuity Date. During the Saving Stage, if the same Index Strategy is no longer available, the amount will be transferred into the Holding Account, and the amount may be transferred among the Variable Investment Subaccounts at any time or into another Index Strategy on the next Index Anniversary Date. During the Income Stage, if the current Index Strategy is no longer available and we have no additional instructions, we will automatically transfer these amounts into the Index Strategy with, in order of priority, the shortest Term, the highest Buffer, and the lowest Cap Rate. You must provide instructions for reallocation by the Index Anniversary Date.
Limitation on Index Strategy Returns - Cap Rate
If you elect an Index Strategy with a Cap Rate, the Index Credit is limited by any applicable Cap Rate, which means that your Index Credit could be lower than if you had invested directly in a fund based on the applicable Index. The Cap Rate exists for the full term of the Index Strategy. Cap Rates, upon renewal, may be higher or lower than the initial Cap Rate but will never be less than the Guaranteed Minimum Cap Rate. Renewal Cap Rates may differ from the Cap Rates used for new Annuity contracts or for other Annuity contracts issued at different times.
Substitution of an Index
We have the right to substitute a comparable index prior to the Index Strategy End Date if any Index is discontinued or if the calculation of an Index is substantially changed (such as a material change in the formula or method of calculating the Index). We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index and would notify you of any such substitutions. Upon substitution of an Index, we will calculate your Index Return on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Index Strategy End Date. An Index substitution will not change your Index Strategy. The performance of the new Index may not be as good as the one that it substituted and as a result your Index Return may have been better if there had been no substitution. When we notify you of any substitution of an Index, we will also inform you of the potential impacts to your Index Credit.
Issuing Company
No company other than PALAC has any legal responsibility to pay amounts that PALAC owes under the Annuity. You should look to the financial strength of PALAC for its claims-paying ability. Amounts allocated to the Index Strategies are held in a non-registered, non-insulated separate account. These assets are subject to the claims of the creditors of PALAC and the benefits provided under the Index Strategies are subject to the claims paying ability of PALAC.
The Company is also subject to risks related to disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID-19), utility failures, terrorist acts, political and social developments, and military and governmental actions. These risks are often collectively referred to as “business continuity” risks. These events could adversely affect the Company and our ability to conduct business and process transactions. Although the Company has business continuity plans, it is possible that the plans may not operate as intended or required and that the Company may not be able to provide required services, process transactions, deliver documents or calculate values. It is also possible that service levels may decline as a result of such events.
Benefit Risks
The Benefit is automatically included in your Contract for an additional charge, but you cannot remove it until the Waiting Period has elapsed. If you remove the Benefit before Income Withdrawals begin, you will have paid for the Benefit without receiving any of its advantages. Additionally, if you remove the Benefit, you cannot re-elect it at any point in the future.
Income Withdrawals and the Benefit may also end prematurely if you take Excess Income or you annuitize your Contract.
On the Income Effective Date, we base your initial income payment under the Benefit on the Income Percentage you receive at issue increased by the Income Deferral Credit and your Account Value. Decreases in Account Value due to negative Index performance, deductions for Insurance charges and expenses, withdrawals and Benefit charges prior to the Income Effective Date will decrease the initial income payment amount available to you.
After the Income Effective Date, your Annual Income Amount can increase or decrease based on the Index Credits associated with your chosen Index Strategies.

We base Income Withdrawals on the lifetime of a Protected Life or Joint Protected Lives designated at issue. If you change Owners or Beneficiary(s), we may terminate the Benefit prematurely.

INDEX STRATEGIES
The Annuity offers multiple Index Strategies which provide an Index Credit based on the Index Return of the underlying Index associated with the Index Strategy. The Index Credit is the amount you receive on an Index Strategy End Date based on the Index Return and the type of Index Strategy. The Index Credit may be positive or negative, which means you can lose principal and prior earnings. You must allocate all of your Purchase Payment into one or more Index Strategies. The Index Strategies are not invested in any underlying Index. We do not guarantee the Index Credits for the Index Strategies. There is a risk of loss of your investment because the Index Strategy will be credited the negative Index Return in excess of the level of protection you selected through the Buffers.
We currently offer the following Index Strategies: Point-to-Point with Cap, Tiered Participation Rate and Step Rate Plus. These Index Strategies are explained below. Not all Index Strategies will be available with all Indices, Buffers, and in all available Index Strategy Terms. As a result of economic market conditions, or utilization of the Index Strategies, we reserve the right to add and remove Index Strategies at any time. Additions or removals would be effective with any newly issued contracts or upon reallocation for any existing contract holders. Removals would not impact existing contract holders currently allocated to an Index Strategy prior to the Index Strategy End Date. You will receive a Reallocation Notice 30 days prior to your Index Anniversary Date. You must provide instructions for reallocation (by any method allowable) by the Index Anniversary Date. The reallocation will be processed on the Index Anniversary Date. You will be able to make reallocation selections via mail, phone, or through online access. For currently available Options please see our website at www.prudential.com.
The minimum amount required to allocate to any Index Strategy is $2,000. There is no maximum amount that can be allocated to an Index Strategy.
Index Strategy Term
The Index Strategy Term is the time period allocated to each Index Strategy. The term begins on the Index Strategy Start Date and ends on the Index Strategy End Date. Index Strategy Terms of 1, 3, and 6 years are available and may vary based on the Index Strategy and whether you are in the Savings Stage or the Income Stage of the Benefit. The Index Strategy Start Date begins on the day you allocate funds to any Index Strategy, known as the Index Effective Date. The annual anniversary of this date is the Index Anniversary Date and will not change for the life of your contract. You may only allocate to an Index Strategy on an Index Anniversary Date.
Indices
Each Index Strategy references an Index that determines the Index Return used to compute the Index Credit. These Indices are not funds and are not available for direct investment. We currently offer Index Strategies based on the following securities indices:
S&P 500 ® Index, Price Return (SPX). The S&P 500 ® Index is comprised of 500 stocks considered representative of the overall market and is exclusive of dividends. An index is unmanaged and not available for direct investment.
MSCI EAFE Index, Price Return (MXEA). The MSCI EAFE Index measures the equity market performance of 22 developed market country indices located in Europe, Australasia and the Far East and is exclusive of dividends. An index is unmanaged and not available for direct investment.
If an Index is discontinued or substantially changes, we reserve the right to select an alternative Index and we will notify you of any such changes. For these purposes, an Index would be substantially changed if an index sponsor announces that it will make a material change in the formula for the Index or the method of calculating the Index or in any other way materially modifies the Index. We would attempt to choose a substitute Index that has a similar investment objective and risk profile to the replaced Index. Upon substitution of an Index, we will calculate your Index Return on the replaced Index up until the date of substitution and the substitute Index from the date of substitution to the Index Strategy End Date. An Index substitution will not change your Index Strategy. The performance of the new Index may not be as good as the one that it substituted and as a result your Index Return may have been better if there had been no substitution. When we notify you of any substitution of an Index, we will also inform you of the potential impacts to your Index Credit.
See Appendix B for important information about the Indices.
Withdrawals may be subject to tax charges and to a Contingent Deferred Sales Charge. Withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. In the case of a partial withdrawal before the Index Strategy End Date, the Index Strategy Base will be reduced in the same proportion that the total withdrawal reduced the Interim Value.
NOTE REGARDING EXAMPLES
The Examples set forth below, as well as other Examples found throughout this prospectus, are intended to illustrate how various features of the Annuity work. These Examples should not be considered a representation of past or future performance of any Index Strategies. Actual performance may be greater or less than those shown in the Examples. Similarly, the Index Returns in the Examples are not an estimate or guarantee of future Index performance. The Caps, Participation Rates, Step Rates, and Buffers for the Index Strategies shown in the following Examples are for illustrative purposes only and may not reflect actual declared rates. In addition, values may be rounded for display purposes only.
BUFFERS
The Buffer limits the amount of negative Index Credit that may be applied to the Account Value allocated to an Index Strategy. We will declare Buffers that will be available on the Index Strategy Start Date for each Index Strategy.

The Annuity offers Index Strategies with 5%, 10%, 15%, 20%, and 100% Buffers. The Buffer is the amount of the protected negative return. Any negative Index Credits in excess of the Buffer reduces the Account Value allocated to the Index Strategy.
EXAMPLE
Index Strategy Start Date = 1/8/2021
Index Strategy = 1-Year Point-to-Point with Cap and a 10% Buffer
Index Value at Index Strategy Start Date = 1569
Index Strategy Base = $100,000

Index Strategy End Date = 1/8/2022
Index Value at Index Strategy End Date = 1333
Index Return = -15% ((1333-1569)/1569)
Index Strategy Base upon Index Strategy End Date = $95,000 ($100,000-$5,000)

Because the Buffer protects the first 10% of the loss, the Index Strategy only experiences a 5% loss (-15% Index Return + 10% Buffer = -5% Loss) or $100,000*-5.00% = -$5,000.

The following year, assuming the same Index Strategy:

Index Strategy End Date = 1/8/2023
Index Value at Index Strategy End Date = 1298

Index Return = -3%
Index Strategy Base upon Index Strategy End Date = $95,000

Because the Buffer protects against the first 10% of the loss, the Index Strategy experiences no loss of Account Value because the loss in the Index Return was less than the 10% Buffer.
POINT-TO-POINT WITH CAP INDEX STRATEGY
The Cap Rate is the maximum rate that may be credited to an Index Strategy for any given Index Strategy Term. A different Cap Rate may be declared for different Indices, Buffers and Index Strategy Terms. The Point-to-Point with Cap Index Strategy is available in 1, 3, and 6-year Terms in the Savings Stage of the Benefit, and 1-year Terms only in the Income Stage of the Benefit.
If the Index Return is positive and equal to or greater than the Cap Rate, then the Index Credit is equal to the Cap Rate. If the Index Return is positive, but less than the Cap Rate, the Index Credit is equal to the Index Return.
If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
EXAMPLES 1 AND 2
Cap: 12%; Buffer: 10%
1.Upside potential equals 100% of the Index Return up to a Cap of 12%
a.Example 1: if the Index increased by 4%, an amount that is less than the Cap, the Index Credit would be 4%.
b.Example 2: if the Index increased by 20%, which is greater than the Cap, the Index Credit would be 12%, which is equal to the Cap Rate.
2.Partial downside protection is provided through the Buffer where Index losses within the Buffer are protected. Index losses that exceed the Buffer will result in a loss of Account Value.
a.Example 1: if the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 0%, with no loss of Account Value.
b.Example 2: if the Index decreased by 12%, which is greater than the 10% Buffer, there would be a loss of Account Value because the Index Credit would be -2%.
The initial Cap Rate applies to the initial Index Strategy Term. We will declare a Cap Rate for each subsequent Index Strategy Term. In some cases we may declare a Cap Rate for an Index Strategy as “uncapped” in which case the maximum Index Credit you may receive is equal to the Index Return, subject to the Buffer.
Subsequent Cap Rates may be higher or lower than the initial Cap Rate but will never be less than the Guaranteed Minimum Cap Rate. Subsequent Cap Rates may differ from the Cap Rates used for new contracts or for other contracts issued at different times. We will determine new Cap Rates on a basis that does not discriminate unfairly within any class of contracts. The Guaranteed Minimum Cap Rate may vary by Index Strategy Term.

The Guaranteed Minimum Cap Rate equals 1.00% for a one-year Index Strategy Term, 5.00% for a three-year Index Strategy Term and 10.00% for a six-year Index Strategy Term.
STEP RATE PLUS INDEX STRATEGY
The Step Rate is the declared rate that will be credited to an Index Strategy for any given Index Strategy Term if the Index Return is between zero (including zero) and the declared Step Rate. When the Index Return is zero or positive, the Step Rate is the minimum amount of Index Credit that would be applied. The Participation Rate used in the Step Rate Plus Index Strategy is the percentage of an Index Return that may be credited if the Index Return exceeds the Step Rate. A Participation Rate only applies when the Index Return is positive and greater than the Step Rate.
If the Index Return is between zero (including zero) and the declared Step Rate, then the Index Credit is equal to the Step Rate. If the Index Return is greater than the Step Rate, the Index Credit is equal to the greater of the Index Return multiplied by the Participation Rate or the Step Rate. If the Index Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
A different Step Rate and Participation Rate may be declared for different Indices, Buffers, and Index Strategy Terms. The Step Rate Plus Index Strategy is only available in the Savings Stage of the Benefit.
EXAMPLES 1, 2 AND 3
Step Rate: 6%; Participation Rate: 90%; Buffer: 5%
1.Upside potential equals the Step Rate if the Index Return is between zero (including zero) and the declared Step Rate. If the Index Return is greater than the Step Rate, the Index Credit is equal to the greater of the Index Return multiplied by the Participation Rate or the Step Rate.
•Example 1: if the Index increased by 4%, an amount that is less than the Step Rate, the Index Credit would be 6% (the Step Rate).
•Example 2: if the Index increased by 20%, which is greater than the Step Rate, the Index Credit would be the greater of 90% (the Participation Rate) of 20%, which is 18% or the Step Rate. In this Example, the Index Credit would be 18% as it is the greater value.
•Example 3: if the Index increased by 6.50%, which is greater than the Step Rate, the Index Credit would be the greater of 90% (the Participation Rate) of 6.50%, which is 5.85% or the Step Rate. In this Example, the Index Credit would be the Step Rate of 6% as it is the greater value.
2.Partial downside is provided through the Buffer where Index losses within the Buffer are protected. Index losses that exceed the Buffer will result in a loss of Account Value.
•Example 1: if the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 0%, with no loss of Account Value.
•Example 2: if the Index decreased by 12%, which is greater than the 5% Buffer, there would be a loss of Account Value because the Index Credit would be -7%.
There is no maximum amount of Index Credit with the Step Rate Plus Index Strategy.
The initial Step Rate and Participation Rate applies to the initial Index Strategy Term. We will declare new Step Rate and Participation Rate for each subsequent Index Strategy Term.
Subsequent Step Rates and Participation Rates may be higher or lower than the initial Step Rate and Participation Rate but will never be less than the Guaranteed Minimum Step Rate and Guaranteed Minimum Participation Rate. The Guaranteed Minimum Step Rate equals 1.00%. The Guaranteed Minimum Participation Rate will not be less than 60.00%. Subsequent Step Rates and Participation Rates may differ from the Step Rates and Participation Rates used for new contracts or for other contracts issued at different times. We will determine new Step Rates and Participation Rates on a basis that does not discriminate unfairly within any class of contracts.
TIERED PARTICIPATION RATE INDEX STRATEGY
The Participation Rate is the percentage of an Index Return that may be credited to an Index Strategy for any given Index Strategy Term. We will declare a 1st Tier Participation Rate, 2nd Tier Participation Rate, and a Tier Level at the start of each Index Strategy Term. The 1st Tier Participation Rate is used to calculate the Index Credit associated with any Index Return less than or equal to the declared Tier Level. The 2nd Tier Participation Rate is used to calculate the Index Credit associated with any Index Return greater than the declared Tier Level. A different Participation Rate and Tier Level may be declared for different Indices, Buffers, and Index Strategy Terms. Participation Rates only apply when the Index Return is positive. The Tiered Participation Rate Index Strategy is only available during the Savings Stage of the Benefit.
If the Index Return is between zero and the declared Tier Level, then the Index Credit is equal to the Index Return multiplied by the Participation Rate for the 1st tier. If the Index Return is greater than or equal to the declared Tier Level, the Index Credit is the sum of the Tier Level Index Return multiplied by the Participation Rate for the 1st tier and the remaining Index Return multiplied by the Participation Rate for the 2nd tier. If the Index

Return is negative, but less than or equal to the Buffer, the Index Credit is zero. Otherwise, the Index Credit is equal to the negative Index Return in excess of the Buffer.
EXAMPLES 1 AND 2
1st Tier Participation Rate: 100%; 2nd Tier Participation Rate: 140%; Tier Level: 30%; Buffer: 10%
1.Upside potential equals the Index Return multiplied by the Participation Rate associated with the Tier Level of 30%.
•Example 1: if the Index increased by 28%, which is less than the Tier Level, the Index Credit would be 100% of the 28% increase, which would be 28%.
•Example 2: if the Index increased by 68%, which is above the Tier Level, the Index Credit would be 100% of the first 30% increase plus 140% of the remaining 38% increase, which equals 83.2%.
2.Partial downside protection is provided through the Buffer where index losses within the Buffer are protected. Index losses that exceed the Buffer will result in a loss of Account Value.
•Example 1: if the Index decreased by 4%, an amount within the Buffer, the Index Credit would be 0%, with no loss of Account Value.
•Example 2: if the Index decreased by 12%, which is greater than the 10% Buffer, there would be a loss of Account Value because the Index Credit would be -2%.
There is no maximum amount of Index Credit with a Tiered Participation Rate Index Strategy.
The initial Participation Rates and Tier Levels apply to the initial Index Strategy Term. We will declare new Participation Rates and Tier Levels for each subsequent Index Strategy Term.
Subsequent Participation Rates may be higher or lower than the initial Participation Rates but will never be less than the Guaranteed Minimum Participation Rate. The Guaranteed Minimum Participation Rate equals 100%. Subsequent Tier Levels may be higher or lower than the initial Tier Level but will never exceed the Guaranteed Maximum Tier Level. The Guaranteed Maximum Tier Level equals 35%.
Subsequent Participation Rates and Tier Levels may differ from the Participation Rates and Tier Levels used for new contracts or for other contracts issued at different times. We will determine new Participation Rates and Tier Levels on a basis that does not discriminate unfairly within any class of contracts.

VARIABLE INVESTMENT SUBACCOUNTS
In this section, we describe the Portfolios in which the Variable Subaccounts we make available invest. Each Variable Subaccount invests in a Portfolio whose share price generally fluctuates each Valuation Day. The Portfolios that you select are your choice – we do not provide investment advice, nor do we recommend any particular Portfolio. Please consult with your Financial Professional if you wish to obtain investment advice. You bear the investment risk for amounts allocated to the Portfolios.
VARIABLE INVESTMENT SUBACCOUNTS
Each Variable Subaccount is a subaccount of Prudential Annuities Life Assurance Corporation Variable Account B (“PALAC Separate Account B” (see “Information About the Insurance Company and Separate Accounts” for more detailed information). Each Subaccount invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The chart below provides a description of each Portfolio’s investment objective to assist you in determining which Portfolios may be of interest to you.
The Portfolios are not publicly traded mutual funds. They are only available as investment options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Subaccounts under the Annuity are managed by the same Portfolio adviser or subadviser as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds and Portfolios can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Subaccount. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the Portfolios. There is no guarantee that any Portfolio will meet its investment objective. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888 or at www.prudential.com.
This Annuity may offer Portfolios managed by PGIM Investments LLC, an affiliated company of PALAC (“Affiliated Portfolio”) and Portfolios managed by companies not affiliated with PALAC ("Unaffiliated Portfolio"). PALAC and its affiliates (“Prudential Companies”) receive fees and payments from both the Affiliated Portfolio and the Unaffiliated Portfolios. Prudential Companies may receive revenue sharing payments from the Unaffiliated Portfolios. We consider the amount of these fees and payments when determining which Portfolios to offer through the Annuity. As indicated next to each Portfolio's description in the table that follows, each Portfolio has one or more investment advisers or subadvisers that conduct day to day management. We have an incentive to offer Portfolios with certain investment advisers or subadvisers, either because the subadviser is a Prudential Company or because the investment adviser or subadviser provides payments or support, including distribution and marketing support, to the Prudential Companies. We may consider those financial incentive factors in determining which Portfolios to offer under the Annuity. PALAC has selected the Portfolios for inclusion as investment options under this Annuity in PALAC’s role as the issuer of this Annuity, and PALAC does not provide investment advice or recommend any particular Portfolio. Please see "Additional Information" under the heading concerning "Fees and Payments Received by PALAC" for more information about fees and payments we may receive from underlying Portfolios and/or their affiliates. In addition, we may consider the potential risk to us of offering a Portfolio in light of the benefits provided by the Annuity.
We may substitute one or more of the Subaccounts or terminate the availability of a Subaccount at any time. We would not do this without any necessary SEC and/or state regulatory approval. We will provide you specific notice in advance of any substitution we intend to make and the Subaccount(s) to which your affected Account Value would be transferred on the substitution date unless you made a different election before the substitution. We will also notify you if a Subaccount will no longer be available. Additionally, the Portfolios could undertake transactions that could limit or terminate their availability as investment options, including transactions to merge with another investment, or to liquidate. Any such transactions would be subject to applicable regulatory and/or shareholder approval. You will receive specific notice in advance of the merger or liquidation of a Portfolio, and we will explain how we will allocate future Purchase Payments directed to such a Portfolio in the absence of different allocation instructions from you. Any allocation we make in the absence of different allocation instructions from you would be subject to applicable regulatory guidance or approval.
The following table contains limited information about the Portfolios we make available. Before selecting a Portfolio, you should carefully review the summary prospectuses and/or prospectuses for the Portfolios, which contain details about the investment objectives, policies, risks, costs and management of the Portfolios. You can obtain the summary prospectuses and prospectuses for the Portfolios by calling 1-888-PRU-2888 or at www.prudential.com.

PORTFOLIO NAME	INVESTMENT OBJECTIVE(S)	PORTFOLIO ADVISER(S)/SUBADVISER(S)
PSF Government Money Market Portfolio – Class III	Seeks maximum current income that is consistent with the stability of capital and the maintenance of liquidity.	PGIM Fixed Income
PGIM Fixed Income is a business unit of PGIM, Inc.
PGIM Investments LLC manages the PSF Government Money Market Portfolio of the Prudential Series Fund (PSF).

INDEX LINKED VARIABLE INCOME BENEFIT

The built-in Benefit associated with the Annuity is an index-linked variable income benefit, which allows you to receive your annual withdrawal amount over one lifetime (“Protected Life”), or over the Owner/Annuitant and their spouse’s lifetime (“Joint Protected Lives”).

You must remain in the Savings Stage for a minimum time period known as the Waiting Period. See the current Rate Sheet Prospectus Supplement for additional information about the Waiting Period.

Only upon an Index Anniversary Date following the Waiting Period can you elect to begin your Income Stage, thus establishing the Income Effective Date. The election form to start Income will be part of your Reallocation Notice and follows the timing rules of the annual Reallocation Notice. During the Income Stage of the Benefit, only the 1-year Point-to-Point with Cap Index Strategies are available so you may have to reallocate to those available Strategies.

Election to begin the Income Stage must occur on an Index Anniversary Date following the Waiting Period regardless of when in that year you will take your first Income Withdrawal. The election to start Income is irrevocable. On this date, you must designate single Protected Life or Joint Protected Lives. The designation of single or joint is irrevocable.

The Income Percentages detailed in the Rate Sheet Prospectus Supplement and assigned as of the Index Effective Date will never change for the life of the Annuity. The rate applied to the Account Value to determine the Annual Income Amount is the Income Percentage. This percentage is based on the age of the Protected Life or younger of the Joint Protected Lives on the Index Effective Date.

The Income Deferral Rate is an additional annual percentage added to the Income Percentage each year until the Income Effective Date. This percentage will be based on the age of the Protected Life or younger of the Joint Protected Lives on the Index Effective Date and will not change for the life of the Benefit. The Income Deferral Rate will continue to apply even when withdrawals are taken prior to the Income Effective Date.
The initial Annual Income Amount (AIA) is calculated on the Income Effective Date, regardless of when the first Income Withdrawal occurs. If there is one Protected Life at the time the Income Stage begins, the AIA will be determined by applying the Single Protected Life Income Percentage on the Annuity to the Account Value. If there are Joint Protected Lives, the AIA will be determined by applying the Joint Protected Lives Income Percentage based on the youngest Protected Life on the Annuity to the Account Value. This is the only time the Account Value and Income Percentage will be directly used to calculate an AIA.
Every Index Anniversary Date thereafter will result in a recalculation of the AIA based on the Index Credit applied to the Index Strategies, gross of fees, to which you are allocated. The change can be positive or negative.

To maintain the Benefit, the Owner, Annuitant and Beneficiary designations must be one of the following and meet the minimum/maximum age requirements for the Benefit:

For Income Withdrawals to begin on a Protected Life basis:
•The Owner and Annuitant must be the same. Such person will be the Protected Life.
•If two Owners are named, the Annuitant must be one of the Owners. Such person will be the Protected Life. The other Owner must be the spouse of the Protected Life. No additional Owners may be named. While both Owners are alive, each Owner must be designated as the other Owner’s primary Beneficiary.
•If the Owner is an entity other than a custodial account that we permit, the Annuitant will be the Protected Life.
•If the Owner is a custodial account that we permit, the Annuitant will be the Protected Life and the custodian will be the sole primary Beneficiary.

For Income Withdrawals to begin on a Joint Protected Lives basis:
A Joint Protected Life may only be named and Income Withdrawals may be made on a Joint Protected Lives basis only if the Annuity would be eligible for Spousal Continuation (as defined in the Annuity) as of the date of the Owner’s death, subject to our rules.
•If one Owner is named, the Owner and Annuitant must be the same. Such person will be the Protected Life. The Joint Protected Life must be the spouse of the Protected Life and the sole primary Beneficiary.
•If two Owners are named, the Annuitant must be one of the Owners. Such person will be the Protected Life. The Joint Protected Life must also be an Owner and the spouse of the Protected Life. No additional Owners may be named. While both Joint Protected Lives are alive, each must be designated as the sole primary Beneficiary.
•If the Owner is an entity other than a custodial account that we permit, the Annuitant will be the Protected Life. The Joint Protected Life must be the spouse of the Protected Life and the sole primary Beneficiary.
•If the Owner is a custodial account that we permit, the Annuitant will be the Protected Life and the custodian will be the sole primary Beneficiary. The Joint Protective Life must be the spouse of the Protected Life and the sole primary Beneficiary of the custodial account.

A Joint Protected Life may be named or changed at any time prior to the Income Effective Date, subject to our acceptance. The Protected Life cannot be changed except in the event of divorce as described in the circumstances below. Upon receipt of notice of the divorce, and any other documentation we require, in Good Order at our Service Office:
•When a Protected Life is named: If the divorce occurs prior to the Income Effective Date and results in the removal of the Protected Life as an Owner (or Annuitant if entity owned) and the former spouse becomes the Owner (or Annuitant if entity owned) under the Annuity, the resulting Owner may choose to continue or terminate this Rider. If this Rider is continued, such resulting Owner (or Annuitant if entity owned) becomes the Protected Life under this Rider, however the Annual Income Amount will be determined using the applicable Joint Protected Life Income Percentage and Income Deferral Rate based on the younger of the new Protected Life and the Protected Life on the Effective Date.  Additionally, a Joint Protected Life may not be named. If divorce occurs after the Income Effective Date, and results in the removal of the Protected Life as an Owner (or Annuitant if entity owned) and the former spouse becomes the Owner (or Annuitant if entity owned) under the Annuity, this Rider will terminate.
•When Joint Protected Lives are named: If the divorce of the Joint Protected Lives results in the removal of the Protected Life as an Owner (or Annuitant if entity owned) and the Joint Protected Life becomes the Owner (or Annuitant if entity owned) under this Annuity, the resulting Owner may choose to continue or terminate this Rider.  If this Rider is continued, the resulting Owner (or Annuitant if entity owned) becomes the Protected Life under this Rider. If this occurs prior to the Income Effective Date, the Annual Income Amount will be determined using the applicable Joint Protected Life Income Percentage and Income Deferral Rate based on the younger of the Joint Protected Lives named under this Rider as of the divorce.  If divorce occurs after the Income Effective Date, the divorce will not result in a new Annual Income Amount and we will only make Income Payments as described below in the Income Payments section until the death of the new Protected Life. A new Joint Protected Life may not be named.

In most cases, change of ownership will trigger termination of the Benefit. The exceptions are when the beneficial owner is not changing (e.g. ownership is transferred from an individual to a trust /entity with the same tax ID, or vice versa) or transferred from one entity to another or limited divorce circumstances. Any change of Annuitant will cause the Benefit to terminate.

You will choose Single or Joint Life on the Index Anniversary Date in which you elect to start income following the Waiting Period. You may add, change or remove a Joint Protected Life at any time prior to the Income Effective Date. If a Joint Protected Life is added or changed, the Annual Income Amount will be adjusted to equal what it would have been had the Benefit been purchased with that Joint Protected Life named.

You must request to start Income on any Index Anniversary Date following the Waiting Period on an election form which must be received by us by the Index Anniversary Date you want Income to begin and will be part of your Reallocation Notice you are sent 30 days prior to any given Index Anniversary.

The Annual Income Amount (AIA) is the maximum dollar amount that can be withdrawn in any given Annuity Year during the Income Stage without being considered Excess Income. The first AIA is equal to the Account Value on the Income Effective Date, prior to the deduction of any fees or withdrawals that occur on that day, multiplied by the relevant Income Percentage including any Income Deferral Credits based on the rates established as of the Index Effective Date and the Index Effective Date age of the Protected Life (or youngest of the Protected Lives if Joint).

•Example (assuming no withdrawals or benefit charges):
▪Issue Date: 8/1/2021
▪Income Percentage at Index Effective Date: 3.75%
▪Income Deferral Rate at Index Effective Date: 0.25%
▪Purchase Payment: $50,000

▪Income Effective Date is 8/1/2026 (5 years after Issue Date)
▪Account Value on Income Effective Date: $100,000.
▪On the Income Effective Date, the Account Value will be multiplied by (3.75% + 5 x 0.25% = 5.00%), and the AIA is equal to $5,000 ($100,000 x 5.00%).

AIA will increase or decrease on each Index Anniversary Date based on the Index Credit of the Index Strategies to which your Account Value is allocated.

•Example (assuming no withdrawals or benefit charges):
▪Account Value on Income Effective Date: $100,000
▪Allocated 100% to the 1-Year Point-to-Point with Cap with a 10% Cap and a 10% Buffer
▪AIA for first year: $5,000

▪On the 1St Index Anniversary Date following the Income Effective Date, the Index Return is 9% and thus the Index Strategy receives an 9% Index Credit
▪The AIA will increase by 9%, and your AIA is reset to $5,450 (($5,000 x (1 + 9%)).

▪On 2nd Index Anniversary Date following the Income Effective Date, the Index Return is -15% and thus the Index Strategy receives a -5% Index Credit (-15% + 10% Buffer).
▪The AIA will decrease by 5%, and your AIA is reset to $5,177.50 (($5,450 x (1 + -5%)).

If you select multiple Index Strategies, we will use a weighted average of all Index Credits based on the percentage of Account Value in each Index Strategy to determine the AIA increase or decrease. To determine the change in the AIA, we take the sum of the Index Credit for each Index Strategy divided by the sum of the Index Strategy Base for each Index Strategy before any Index Credit, fees, or withdrawals on the Index Strategy End Date.

•Example (assuming no withdrawals or benefit charges):
▪Account Value on Income Effective Date: $100,000
▪Allocated to:
•1-Year Point-to-Point with Cap with 10% Buffer: 80%
•1-Year Point-to-Point with Cap with 15% Buffer: 20%
▪The Index Strategy Base Values for each Index Strategy are as follows:
•1-Year Point-to-Point with Cap with 10% Buffer: $80,000
•1-Year Point-to-Point with Cap with 15% Buffer: $20,000

▪AIA for first year: $5,000

▪Account Value on 1St Index Anniversary Date following the Income Effective Date after Index Credit, but before any other activity: $107,600 . Therefore, the Index Credit is ($107,600 – $100,000) = $7,600
▪.
▪The AIA will increase by 7.60%($7,600 / $100,000)), and your AIA will reset to $5,380 (($5,000 x (1 + 7.60%)).

▪The Index Strategy Base Values for each Index Strategy are as follows:
•1-Year Point-to-Point with Cap with 10% Buffer: $86,800
•1-Year Point-to-Point with Cap with 15% Buffer: $20,800

▪Account Value on 2nd Index Anniversary Date following the Income Effective Date after Index Credit, but before any other activity: $93,500. Therefore, the Index Credit is equal to ($93,500 – $107,600) = - $14,100
▪The AIA will decrease by 13.10% (-$14,100 / $107,600), and your AIA will reset to $4,675 (($5,380 x (1 + -13.10%)).

AIA is available as a lump sum or systematically throughout the year. Any unused AIA in a year cannot be carried over to future years.

Surrender Charges do not apply to Income Withdrawals equal to or less than the AIA even in the case where they are greater than the Free Withdrawal Amount.

EXCESS INCOME

All or any portion of an Income Withdrawal that exceeds the available Annual Income Amount for any given year during the Income Stage is considered Excess Income. Each withdrawal of Excess Income, including any applicable Contingent Deferred Sales Charge, proportionally reduces the Annual Income Amount that will be used in the recalculation of the Annual Income Amount on the next Index Anniversary Date. The proportional reduction is the ratio of the Excess Income to the Account Value immediately following the withdrawal of any applicable Income Withdrawal amount and prior to the withdrawal of the Excess Income.

For Example:
AIA = $5,500
Account Value = $100,000
Withdrawal = $10,000
Excess Income Amount = $4,500

A client takes a $10,000 withdrawal. Based on the information above, the AIA will be reduced to the following due to the client taking $4,500 Excess Income:

1.$10,000 (W/D) - $5,500 (AIA) = $4,500 (Excess Income)
2.$4,500 (Excess Income) / $94,500 (Account Value reduced by the AIA) = 4.76% (proportional reduction rate)
3.$5,500 (AIA prior to Excess Income) x 4.76% = $262 (Reduction to AIA)
4.$5,500 - $262 = $5,238 (New AIA after Excess Income)

Excess Income is subject to any applicable Surrender Charges.

Withdrawals that reduce the Account Value below the contractual minimum amount will only be allowed if they are less than or equal to the AIA.

If an Excess Income withdrawal reduces the Account Value to $0, the Annuity and Benefit will terminate. If the withdrawal is greater than the remaining Annual Income Amount - the Annuity is surrendered, and all benefits are reduced to zero, the Benefit terminates, and no additional payments are made. If you take more than the current remaining Annual Income Amount because of a Required Minimum Distribution (“RMD”), and the amount does not exceed the RMD we calculate, and the Account Value is reduced to $0, the Benefit continues as described above. For more information about Required Minimum Distributions and the Systematic Withdrawal Program, see the “Access to Account Value” section below.
TERMINATION OF BENEFIT

You may terminate the Benefit at any time after the Waiting Period, upon notification to us in Good Order. The Benefit will terminate upon the first to occur of the following events:
(1)the date we receive your request for full surrender of the Annuity or we receive your elective termination of the Benefit at our Service Office in Good Order;
(2)the date we receive Due Proof of Death of the Decedent if Income Withdrawals have not begun, unless Spousal Continuation occurs;
(3)the date we receive Due Proof of Death of the Protected Life if Income Withdrawals have begun on a Protected Life basis;
(4)the date we receive Due Proof of Death of the surviving Joint Protected Life if the Benefit was spousally continued;
(5)the date we receive Due Proof of Death of an Owner who is not a Protected Life or Joint Protected Life;
(6)the date we process a request to change any designation of the Annuity that either results in a violation of the “Owner, Annuitant and Beneficiary Designations” section of the Benefit or the Annuity, or is a change that is not permitted under our rules then in effect;
(7)the date you first allocate or transfer any portion of your Account Value to any Allocation Options to which you are not permitted at the time of the allocation or transfer;
(8)the date any portion of your Account Value is transferred to begin annuity payments;
(9) the date the Account Value is reduced to $0 as a result of withdrawals of Excess Income;
(10) the date of death of the Protected Life if it occurs after Insured Income Stage payments have begun on a Protected Life basis;
(11) the date of death of the last surviving Joint Protected Life if it occurs after Insured Income Stage payments have begun on a Joint Protected Life basis.

INSURED INCOME STAGE – ACCOUNT VALUE REACHES $0

If your Account Value is reduced to $0 (unless because of Excess Income), we will continue to pay the last calculated Annual Income Amount as a guaranteed payment. Guaranteed payments after the Account Value is reduced to $0 will be made from the General Account as annuity payments until the death of the Protected Life or remaining Protected Lives if income was being take on a Joint life basis.
In the Annuity Year in which your Account Value is reduced to $0, the only Insured Income Stage payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. In subsequent Annuity Years, the Insured Income Stage payment equals the Annual Income Amount in effect as of the date the Account Value was reduced to $0.
We will make such Insured Income Stage payments according to any then current instructions for withdrawals of the Annual Income Amount, unless we receive other instructions for such Insured Income Stage payments from you.  If no instructions are received and there are no current instructions for withdrawals of the Annual Income Amount, Insured Income Stage payments will be paid to you in equal monthly payments beginning on the first day of the month on or immediately following the date that your Insured Income Stage payments are set to begin.
All death benefit values will equal zero when the Account Value equals $0. If the calculated annual payment is less than $100, we will change the frequency of the payments, which will be at least annually.
We may recover from you or your estate any Insured Income Stage payments made after the death of the Protected Life or the remaining Joint Protected Life that would have otherwise resulted in the termination of the Benefit.

INFORMATION ABOUT THE INSURANCE COMPANY AND SEPARATE ACCOUNTS
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
Prudential Annuities Life Assurance Corporation, a Prudential Financial Company, (“Prudential Annuities” or “PALAC”) is a stock life insurance company incorporated under the laws of Arizona as of August 31, 2013, formerly incorporated in Connecticut, and is domiciled in Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Puerto Rico and in all states except New York. Prudential Annuities Life Assurance Corporation is a wholly-owned subsidiary of Prudential Annuities, Inc., whose ultimate parent is Prudential Financial, Inc. Prudential Annuities markets through and in conjunction with registered broker-dealers.
PALAC has developed long-term savings and retirement products, which were distributed through its affiliated broker-dealer company, Prudential Annuities Distributors, Inc. (“PAD”). PALAC issued variable and fixed deferred and immediate annuities for individuals and groups in the United States of America and Puerto Rico. In addition, PALAC has relatively small in force block of variable life insurance policies. PALAC stopped actively selling annuity products in March 2010. In March 2010, PALAC ceased offering its variable annuity products (and where offered, the companion market value adjustment option) to new investors upon the launch of a new product line by each of Pruco Life Insurance Company and its wholly-owned subsidiary Pruco Life Insurance Company of New Jersey (which are affiliates of PALAC). These initiatives were implemented to create operational and administrative efficiencies by offering a single product line of annuity products from a more limited group of legal entities. During 2012, PALAC suspended additional customer deposits for variable annuities with certain living benefit guarantees. However, PALAC continues to accept additional customer deposits on certain in-force contracts, subject to applicable contract provisions and administrative rules.
PALAC resumed offering annuity products to new investors (except in New York) when it launched new fixed indexed annuities and a new deferred income annuity in 2018.
No company other than Prudential Annuities has any legal responsibility to pay amounts that it owes under its annuity contracts. Among other things, this means that where you participate in an optional living benefit or death benefit and the value of that benefit exceeds your current Account Value, you would rely solely on the ability of the issuing insurance company to make payments under the benefit out of its own assets. Prudential Financial, however, exercises significant influence over the operations and capital structure of Prudential Annuities.
Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 (“Securities Act”) and Rule 159 thereunder, Prudential Annuities delivers this prospectus to current Owners that reside outside of the United States. In addition, we may not market or offer benefits, features or enhancements to prospective or current Owners while outside of the United States.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Prudential Annuities Life Assurance Corporation incorporates by reference into the prospectus its latest annual report on Form 10-K as of December 31, 2019 filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) since the end of the fiscal year covered by its latest annual report. In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Prudential Annuities Life Assurance Corporation, One Corporate Drive, Shelton, CT 06484 or by calling 888-PRU-2888. We file periodic reports as required under the Exchange Act. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see www.sec.gov). Our internet address is www.prudential.com.
FINANCIAL STATEMENTS
The financial statements of the separate accounts and Prudential Annuities Life Assurance Corporation are included in the Statement of Additional Information.
THE SEPARATE ACCOUNTS
The separate accounts are where PALAC sets aside and invests the assets supporting the Annuity. The assets of each separate account are held in the name of Prudential Annuities, and legally belong to us. We will maintain assets in each separate account with a total market value at least equal to the cash surrender value and other liabilities we must maintain related to the Annuity obligations supported by such assets. The obligations under the Annuity are those of Prudential Annuities, which is the issuer of the Annuity and the depositor of the separate accounts. More detailed information about Prudential Annuities, including its audited consolidated financial statements, is provided in the Statement of Additional Information.
Separate Account B
The assets supporting obligations based on allocations to the Subaccounts are held in Subaccounts of Prudential Annuities Life Assurance Corporation Variable Account B, also referred to as “Separate Account B”. Separate Account B assets that are held in support of the Subaccounts are kept separate from all our other assets and may not be chargeable with liabilities arising out of any other business we may conduct. Thus, income, gains and losses from assets allocated to Separate Account B are credited to or charged against Separate Account B, without regard to other income, gains or losses of PALAC or any other of our separate accounts.

Separate Account B was established by us pursuant to Connecticut law on November 25, 1987. Separate Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Separate Account B.
Effective August 31, 2013, Prudential Annuities Life Assurance Corporation changed its domicile from Connecticut to Arizona. As a result of this change, the Arizona Department of Insurance is our principal regulatory authority and all of our separate accounts including Separate Account B, will now be operated in accordance with the laws of Arizona.
Separate Account B consists of multiple Subaccounts. Each Subaccount invests only in a single mutual fund or mutual fund portfolio. The name of each Subaccount generally corresponds to the name of the Portfolio. Each Subaccount in Separate Account B may have several different Unit Prices to reflect the Insurance Charge, Distribution Charge (when applicable) and the charges for any optional benefits that are offered under the Annuity issued by us through Separate Account B. Separate Account B is registered with the SEC under the Investment Company Act of 1940 (“Investment Company Act”) as a unit investment trust, which is a type of investment company. The SEC does not supervise investment policies, management or practices of Separate Account B. We may offer new Subaccounts, eliminate Subaccounts, or combine Subaccounts at our sole discretion. We may also close Subaccounts to additional Purchase Payments on existing annuities or close Subaccounts for annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required. If investment in the Portfolios or a particular Portfolio is no longer possible, or in our discretion becomes inappropriate for purposes of the Annuity, or for any other rationale in our sole judgment, we may substitute another portfolio or investment Portfolios without your consent. The substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any required approval of the SEC and any applicable state insurance departments. In addition, we may close Portfolios to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.
Values and benefits based on allocations to the Subaccounts will vary with the investment performance of the underlying mutual funds or fund Portfolios, as applicable. We do not guarantee the investment results of any Subaccount. Your Account Value allocated to the Subaccounts may increase or decrease. You bear the entire investment risk. There is no assurance that the Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.
Index Strategies Separate Account
Assets supporting the Index Strategies are held in a non-insulated, non-unitized separate account established under Arizona law. These assets are subject to the claims of the creditors of PALAC and the benefits provided under the Index Strategies are subject to the claims paying ability of PALAC.
An Owner does not have any interest in or claim on the assets in the Separate Account. In addition, neither an Owner nor amounts allocated to the Index Strategies participate in the performance of the assets held in the Separate Account.
We are not obligated to invest according to specific guidelines or strategies except as may be required by Arizona and other state insurance laws.
The General Account. Our general obligations and any guaranteed benefits under the Annuity are supported by our General Account and are subject to our claims paying ability. In the Payout Period or the Insured Income Stage (if the Benefit is not terminated or cancelled), assets supporting annuity payments are held in the General Account. Assets in the General Account are not segregated for the exclusive benefit of any particular contract or obligation. General Account assets are also available to our general creditors and for conducting routine business activities, such as the payment of salaries, rent and other ordinary business expenses. The General Account is subject to regulation and supervision by the Arizona Department of Insurance and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.

FEES, CHARGES AND DEDUCTIONS
In this section, we provide detail about the charges you incur if you own the Annuity.
The charges under the Annuity are designed to cover, in aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, PALAC may make a profit on the Insurance Charge (as described in the "Insurance Charge" subsection of this section) if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.
The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under the Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.
With regard to charges that are assessed as a percentage of the value of the Subaccounts, please note that such charges are assessed through a reduction to the Unit Value of your investment in each Subaccount, and in that way reduce your Account Value. A “Unit” refers to a share of participation in a Subaccount used to calculate your Account Value prior to the Annuity Date. There are no explicit charges for the Index Strategies. There is a charge for the Benefit.
Contingent Deferred Sales Charge (“CDSC”): A CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. CDSCs are applied against the amount of Account Value being withdrawn. The appropriate percentage is multiplied by the amount of Account Value being withdrawn. The CDSC percentage varies with the number of years since Issue Date. The CDSC percentages are shown under “Summary of Contract Fees and Charges” earlier in this prospectus.
With respect to a partial withdrawal, we calculate the CDSC by assuming that any available Free Withdrawal Amount is taken out first (see “Free Withdrawal Amounts” later in this prospectus). If the Free Withdrawal Amount is not sufficient, we then assume that any remaining amount of a partial withdrawal is taken from [Account Value] and subsequently from any other Account Value in the Annuity (such as gains), as described in the examples below.
EXAMPLE
The example is designed to show you how the CDSC is calculated. They do not take into account any other fees and charges. The examples illustrate how the CDSC would apply to reduce your Account Value based on the timing and amount of your withdrawals. They also illustrate how a certain amount of your withdrawal, the “Free Withdrawal Amount,” is not subject to the CDSC. The Free Withdrawal Amount is generally equal to 10% of the prior anniversary Account Value to be withdrawn and is described in more detail in “Access to Account Value,” later in this prospectus.
Client is allowed $10,000 as the contract’s Free Withdrawal Amount in Annuity Year 4. If the client withdrawals $15,000, the first $10,000 is not subject to a Surrender Charge, however the remaining $5,000 is. To determine the Surrender Charge, we would multiply the amount of the withdrawal that was greater than the Free Withdrawal Amount by the applicable Surrender Charge: $5,000 * .05 = $250. Any additional withdrawals taken during that Annuity Year would also be subject to a Surrender Charge.
CDSC is waived under the following circumstances, including but not limited to:
1.Withdrawals equal to or less than the Annual Income Amount, even if the withdrawal exceeds the Free Withdrawal Amount available.
2.The Free Withdrawal Amount - withdrawals equal to or less than the stated Free Withdrawal Amount.
3.RMD - as calculated by us, even those taken during the first Annuity Year, and distributed through a program/process we support.
4.Medically-Related Surrenders (MRS) - based on the Owner meeting the following conditions (or Annuitant if entity owned): a) terminally ill or b) confinement to a medical facility for 90 consecutive days following the Issue Date (State variations may apply).
a.We define a medical facility as a facility recognized as a hospital or a long-term care facility or that is a nursing home facility with a 24-hour RN or LPN who controls all prescribed medications and daily medical records.
b.We define terminal illness as a condition which death results in 2 years for 80% of diagnosed cases.
c.We allow for partial Medically Related Surrenders - we reserve the right in the contract to cap at a cumulative maximum of $500K per life, though this is not currently enforced.
d.There is no cap on total Payments, i.e. the amount of Purchase Payments will not cause an Owner to be eligible for the waiver.
We will not discriminate unfairly between Annuity purchasers with respect to any CDSC waivers.
Tax Charge: Some states and some municipalities charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. We reserve the right to deduct the tax from Purchase Payments when received, from Surrender Value upon surrender, or from Account Value upon Annuitization. The Tax Charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of Purchase Payments, Surrender Value, or Account Value as applicable. The Tax Charge currently ranges up to 3.5%. We may assess a charge against the Subaccounts and the Index Strategies equal to any taxes which may be imposed upon the Separate Accounts. “Surrender Value” refers to the Account Value less any applicable CDSC and any applicable Tax Charges.
We will pay company income taxes on the taxable corporate earnings created by the Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the Tax Charges you may pay under the Annuity. We will periodically review the issue of charging for taxes, and we may charge for taxes in the future. We reserve the right to impose a charge for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the administration of the Contract, including any tax imposed with respect to the operation of the Separate Account or General Account.
In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the Tax Charges you pay under the Annuity. We reserve the right to change these tax practices.
Insurance Charge: The Insurance Charge is charged daily based on the annualized rate shown in the “Summary of Contract Fees and Charges” for the amount of the Purchase Payment in your Annuity on each Valuation Day allocated to the Variable Investment Subaccounts. On any Valuation Day, your Purchase Payment will equal the Purchase Payment prior to the application of any fees, charges, or Tax Charges applied to your Annuity less all withdrawals taken from your Annuity, which includes withdrawals you take from the Annuity as Required Minimum Distributions. Currently, we offer two levels of the Insurance Charge depending on whether your Purchase Payment is less than $1,000,000, or equal to or greater than $1,000,000. If your Purchase Payment is less than $1,000,000, you will pay a higher Insurance Charge than you would pay if your Purchase Payment was $1,000,000 or more.
The Insurance Charge is intended to compensate PALAC for providing the insurance benefits under each Annuity and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge covers the mortality and expense risk and administration charges. Furthermore, the charge also compensates us for our administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, quarterly account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge compensates us for the risk that our assumptions about the mortality risks and expenses under each Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. The charge is not applicable to any allocations to the Index Strategy Options.
Charge for the Benefit: The charge for the Benefit is an annual charge based on the Account Value on the Index Anniversary Date after all Index Credits have been applied but before any withdrawals that occur on that date. The charge will not be considered a withdrawal for the Benefit. The charge on the Index Anniversary Date is deducted first from any variable subaccounts on a proportional basis. Only when the variable subaccounts have been depleted will any remaining amount be deducted from the Index Strategies, also on a proportional basis. The charge cannot be self-directed. The charge will reduce the Index Strategy Base by the proportional reduction in the Interim Value on the day the charge is assessed.
The charge cannot be increased for any reason on an existing contract. The charge is assessed until the Benefit is terminated, we receive due proof of the death of the Owner/Annuitant, or the Contract moves into the Insured Income Stage.
Upon elective cancellation of the Benefit, elective annuitization, or full surrender of the Contract, the charge will be pro-rated for the number of days elapsed since the last charge. A pro-rated charge will not apply when a death benefit is paid.
See the current Rate Sheet Prospectus Supplement for current Benefit charge rates.
Fees and Expenses Incurred by the Portfolios: The Portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are assessed against each Portfolio’s net assets and reflected daily by each Portfolio before it provides PALAC with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the summary prospectuses and prospectuses for the Portfolios, which can be obtained by calling 1-888-PRU-2888.
ANNUITY PAYMENT OPTION CHARGES
If you select a fixed payment option upon Annuitization, the amount of each fixed payment will depend on the Account Value of your Annuity when you elect to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a Tax Charge may apply.
EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies or reduce the portion of the Insurance Charge that is deducted as an administration charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.
Under the selling agreements, cash compensation in the form of commissions is paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made. Commissions and other cash compensation paid in relation to your Annuity do not result in any additional charge to you or to the Separate Account(s).

VALUING YOUR INVESTMENT AND INTERIM VALUE OF INDEX STRATEGIES
PROCESSING AND VALUING TRANSACTIONS
PALAC is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. Eastern Time). Generally, financial transactions received in Good Order before the close of regular trading on the NYSE will be processed according to the value next determined following the close of business. Financial transactions received on a non-business day or after the close of regular trading on the NYSE will be processed based on the value next computed on the next Valuation Day.
PALAC will not process financial transactions involving purchase or redemption orders or transfers on any day that:
1.the NYSE is closed
2.trading on the NYSE is restricted;
3.an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or
4.the SEC, by order, permits the suspension or postponement for the protection of security holders.
In certain circumstances, we may need to correct the processing of an order. In such circumstances, we may incur a loss or receive a gain depending upon the price of the security when the order was executed and the price of the security when the order is corrected. With respect to any gain that may result from such order correction, we will retain any such gain as additional compensation for these correction services.
VALUING THE VARIABLE INVESTMENT SUBACCOUNTS
When you allocate Account Value to a Variable Investment Subaccount, you are purchasing Units of the Variable Investment Subaccount. Each Variable Investment Subaccount invests exclusively in shares of a Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge.
Each Valuation Day, we determine the price for a Unit of each Variable Investment Subaccount, called the “Unit Price”. The Unit Price is used for determining the value of transactions involving Units of the Variable Investment Subaccounts. The Unit Price for each Variable Subaccount is the net investment factor for that Valuation Period, multiplied by the Unit Price for the immediately preceding Valuation Day. The Unit Price for a Valuation Period applies to each Valuation Day in the Period. The net investment factor is an index that measures the investment performance of and charges assessed against, a Variable Subaccount from one Valuation Period to the next. See Appendix C for calculation of net investment factor. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Variable Investment Subaccount as of the Valuation Day. There may be several different Unit Prices for each Variable Investment Subaccount to reflect the Insurance Charge. The Unit Price for the Units you purchase will be based on the total charges that apply to your Annuity.
INTERIM VALUE OF INDEX STRATEGIES
On each Valuation Day during the year, other than the Index Strategy Start Date and Index Strategy End Date, each Index Strategy is valued using an Interim Value. The Interim Value is used to calculate amounts available for withdrawal (including systematic withdrawals), surrender, transfer, Income, Excess Income, annuitization or payment of a death claim. The Interim Value also is used to determine how much the Index Strategy Base will be reduced after a transfer, withdrawal or Benefit charge.
The Interim Value is also included in the Account Value and Surrender Value to reflect the amount in the applicable Index Strategy prior to the Index Strategy End Date. The Interim Value reflects the value of each Index Strategy taking into account the current price of the underlying Index, the time remaining until the Index Strategy End Date, and the current value of the investments we have made to fund our obligations under the Index Strategy. The Interim Value is an estimate of the current value of fixed income and derivative instruments we could purchase to assure our ability to meet our obligations to the Owner at an Index Strategy End Date. We use a portfolio of fixed income instruments and derivatives to replicate our obligations to calculate Index Credit for the Index Strategies. These derivatives are valued using the Black-Scholes Model. There are many external factors that may impact the Interim Value including changes in the Indices, changes in the interest rate environment, and volatility.
The Interim Value assesses the fair value of the assets allocated to the Index Strategy (Index Strategy Base) plus the current value of the portfolio of options utilized to replicate the performance of these Index Strategies.
The Interim Value for the applicable Index Strategy is equal to (1) + (2) where:
(1) is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated.
(2) is the current value of replicating the portfolio of options
1.The fair value of the Index Strategy Base is meant to represent the market value of the investments supporting each Index Strategy.
The Market Value Index Rate will apply on a uniform basis for a class of Owners in the same Index Strategy and will be administered in a uniform and non-discriminatory manner.

The Market Value Index Rate is the Bloomberg Barclays U.S. Intermediate Credit Index rate. The Bloomberg Barclays U.S. Intermediate Credit Index is the rate for the maturity using a set duration. The duration is set to represent the duration of the investments supporting the Index Strategy and may not match the actual length of the Index Strategy.
If the Bloomberg Barclays U.S. Intermediate Credit Index yield is not published for a particular day, then we will use the yield on the next day it is published. If the Bloomberg Barclays U.S. Intermediate Credit Index yield is no longer published, or is discontinued, then we may substitute another suitable method for determining this component of the Market Value Index Rate.
2.Current value of replicating the portfolio of options – We utilize a fair market value methodology to value replicating the portfolio of options that support this product.
For each Index Strategy, we solely designate and value options, each of which is tied to the performance of the Index associated with the Index Strategy. We use derivatives to provide an estimate of the gain or loss on the Index Strategy Base that could occur at the end of the Index Strategy Term. This estimate also reflects the impact of the Cap Rate, Participation Rate, Tier Level, Step Rate and Buffer at the end of the Index Strategy Term as well as the estimated cost of exiting the replicating options prior to the Index Strategy End Date. The valuation of the options is based on standard methods for valuing derivatives and based on inputs from third party vendors. The methodology used to value these options is determined solely by us and may vary, higher or lower, from other estimated valuations or the actual selling price of identical derivatives. Any variance between our estimated fair value price and other estimated or actual prices may be different from Index Strategy type to Index Strategy type and may also change from day to day.
See Appendix A for additional information regarding the Interim Value calculation.
EXAMPLE
Index Effective Date: 12/2/2019
Purchase Payment: $150,000
Allocated to:
1. 33% 1-Year Step Rate Plus; S&P 500; Step Rate 5%; Participation Rate 90%; Buffer 5%
2. 33% 3-Year Point-to-Point Cap Rate; S&P 500; Cap Rate 75%; Buffer 10%
3. 34% 6-Year Tiered Participation Rate; S&P 500; Tier 1 100%; Tier 2 140%; Tier Level 30%; Buffer 10%
Note on examples: months are assumed to have 30 days and years are assumed to have 365 days.

On the Index Effective Date
	Step Rate Plus	Point-to- Point Cap Rate	Tiered Part Rate
Index Strategy Term (in months)	12	36	72
Months elapsed since Index Strategy Start Date	0	0	0
Index Strategy Base	$49,500	$49,500	$51,000
Buffer	5%	10%	10%
Index Strategy rate	5%	75%	100%/140%
Months until Index Strategy End Date	12	36	72
Market Index Rate on Index Strategy Start Date	2.00%	5.00%	8.00%
Starting Index Value	1,000
Total Account Value	$150,000

Index Return is Negative
Months elapsed since Index Strategy Start Date	9	9	9
Time Remaining in Index Strategy Term (in months)	3	27	63
Index Value on Calculation Date	800
Index Return on Calculation Date	-20%
Market Index Rate on Calculation Date	3.00%	6.00%	9.00%
1. Fair Value of Index Strategy Base	$48,496.25	$46,847.82	$45,813.71
2. Options value	$(7,401.54)	$(6,166.88)	$(5,753.38)
Sum of 1 + 2	$41,094.71	$40,680.95	$40,060.33

Interim Value for each Strategy (1+2)	$41,094.71	$40,680.95	$40,060.33
Total Account Value		$121,835.99
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix A.

Index Return is Positive
Months elapsed since Index Strategy Start Date	9	9	9
Time Remaining in Index Strategy Term (in months)	3	27	63
Index Value on Calculation Date	1200
Index Return on Calculation Date	20%
Market Index Rate	3.00%	6.00%	9.00%
1. Fair Value of Index Strategy Base	$48,496.25	$46,847.82	$45,813.71
2. Options value	$8,887.29	$10,009.66	$13,519.43
Sum of 1 + 2	$57,383.54	$56,857.49	$59,333.14

Interim Value for each Strategy (1+2)	$57,383.54	$56,857.49	$59,333.14
Total Account Value	$173,574.17
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix A.
The following Examples are applicable in Pennsylvania.
EXAMPLE
Index Effective Date: 12/2/2019

Purchase Payment: $150,000
Allocated to:
4. 33% 1-Year Point-to-Point Cap Rate; S&P 500; Cap Rate 17%; Buffer 10%
5. 33% 3-Year Point-to-Point Cap Rate; S&P 500; Cap Rate 75%; Buffer 10%
6. 34% 6-Year Tiered Participation Rate; S&P 500; Tier 1 100%; Tier 2 140%; Tier Level 30%; Buffer 10%
Note on examples: months are assumed to have 30 days and years are assumed to have 365 days.

On the Index Effective Date
	Point-to-Point Cap Rate	Point-to- Point Cap Rate	Tiered Part Rate
Index Strategy Term (in months)	12	36	72
Months elapsed since Index Strategy Start Date	0	0	0
Index Strategy Base	$49,500	$49,500	$51,000
Buffer	10%	10%	10%
Index Strategy rate	17%	75%	100%/140%
Months until Index Strategy End Date	12	36	72
Market Index Rate on Index Strategy Start Date	2.00%	5.00%	8.00%
Starting Index Value	1,000
Total Account Value	$150,000

Index Return is Negative
Months elapsed since Index Strategy Start Date	9	9	9
Time Remaining in Index Strategy Term (in months)	3	27	63
Index Value on Calculation Date	800
Index Return on Calculation Date	-20%
Market Index Rate on Calculation Date	3.00%	6.00%	9.00%
1. Fair Value of Index Strategy Base	$49,082.84	$47,199.12	$45,965.59
2. Options value	$(5,155.19)	$(6,166.88)	$(5,753.38)
Interim Value for each Strategy (1+2)	$43,927.65	$41,034.24	$40,212.21
Total Account Value		$125,174.10
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix A.

Index Return is Positive
Months elapsed since Index Strategy Start Date	9	9	9
Time Remaining in Index Strategy Term (in months)	3	27	63
Index Value on Calculation Date	1200
Index Return on Calculation Date	20%
Market Index Rate	3.00%	6.00%	9.00%
1. Fair Value of Index Strategy Base	$49,082.84	$47,199.12	$45,965.59
2. Options value	$7,583.70	$10,009.66	$13,519.43
Interim Value for each Strategy (1+2)	$56,666.54	$57,208.78	$59,485.02
Total Account Value	$173,360.34
The Index Strategy Rate may differ depending on the Index Strategy, which is further outlined in Appendix A.

PURCHASING YOUR ANNUITY
DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY
Owner, Annuitant and Beneficiary Designations: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.
1.Owner: Each Owner holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if both Owners instruct us in a written form that we find acceptable to allow one Owner to act independently on behalf of both Owners we will permit one Owner to do so. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the “Glossary of Terms” for a complete description of the term “Owner.” Prior to Annuitization, there is no right of survivorship (other than any spousal continuance right that may be available to a surviving spouse).
2.Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. In limited circumstances and where allowed by law, we may allow you to name one or more “Contingent Annuitants” with our prior approval. Generally, a Contingent or Joint Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. If an Annuitant who is not an Owner predeceases any Owner who is a natural person, not an entity: (a) if a Joint Annuitant is designated and alive, the Joint Annuitant becomes the Annuitant; (b) if no Joint Annuitant is designated and alive, the designated Contingent Annuitant becomes the Annuitant; (c) If no Contingent Annuitant is designated or alive, the Owner becomes the Annuitant; or (d) If no Joint Annuitant or Contingent Annuitant is designated or alive and there are multiple Owners who are natural persons, the oldest of such Owners becomes the Annuitant.
3.Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary’s relationship to you. If you use a class designation in lieu of designating individuals (e.g. “surviving children”), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If the Beneficiary dies after the death of the decedent, but before the Death Benefit proceeds are paid, the Death Benefit proceeds will be payable to the Beneficiary’s estate upon our receipt of Due Proof of Death of the decedent. If no Beneficiary is alive when the Death Benefit proceeds are determined or there is no Beneficiary designation, the Death Benefit proceeds will be paid to you or your estate. For an Annuity that designates a custodian or a plan as Owner, the custodian or plan must also be designated as the Beneficiary. If an Annuity is co-owned by spouses, we do not offer Joint Tenants with Rights of Survivorship (JTWROS). Both owners would need to be listed as the primary beneficiaries for the surviving spouse to maintain the contract, unless you elect an alternative Beneficiary designation.
Your right to make certain designations may be limited if your Annuity is to be used as an IRA, or other “qualified” investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.
Age Restrictions: Unless we agree otherwise and subject to our rules, in order to issue the annuity, we must receive the application, in Good Order, before the oldest of the Owner(s) and Annuitant(s) turns 81 years old. The broker-dealer firm through which you are purchasing an Annuity may impose a younger maximum issue age than what is described above – check with the broker-dealer firm for details. The “Annuitant” refers to the natural person upon whose life annuity payments payable to the Owner are based.
REQUIREMENTS FOR PURCHASING THE ANNUITY
We may apply certain limitations, restrictions, and/or underwriting standards as a condition of our issuance of an Annuity and/or acceptance of Purchase Payments. The current limitations, restrictions and standards are described below. We may change these limitations, restrictions and standards in the future.
Purchase Payment: Unless we agree otherwise and subject to our rules, the Annuity has a required minimum Purchase Payment of $25,000. The Annuity is a single premium contract which means any additional Purchase Payments will not be accepted once the Annuity has been issued.
All Purchase Payments making up the single premium are required prior to issuing the Annuity. Purchase Payments must be received within [60] days of the application signed date. The Purchase Payments will remain uninvested until all monies are received and the Annuity is issued. We will issue your Annuity and allocate your complete Purchase Payment within two Business Days after we receive your complete Purchase Payment and all information that we require for the purchase of an Annuity in Good Order. We reserve the right to reject a Purchase Payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your initial Purchase Payment, the Annuity will not be issued until all such payments are received in Good Order. We reserve the right to hold such multiple payments in a non-interest bearing account until the Issue Date.
No Purchase Payment will be accepted after the Annuity has been issued. You may allocate your complete Purchase Payment only to Index Strategies at issue. The Issue Date and Index Effective Date will always be the same.
We must approve any complete Purchase Payment where the total amount equals $1,000,000 or more with respect to the Annuity including any other Annuity you are purchasing from us (or that you already own) and/or our affiliates. To the extent allowed by state law, that required approval also will apply to a proposed change of owner of the Annuity, if as a result of the ownership change, total Purchase Payment with respect to the Annuity and all other Annuities owned by the new Owner would equal or exceed that $1,000,000 threshold.

Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Owner’s ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, surrenders, total withdrawals, death benefits, or Annuity payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.
Except as noted below, Purchase Payments making up the complete Purchase Payment must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to PALAC. Purchase Payments making up the complete Purchase Payment may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments making up the complete Purchase Payment may be transmitted to PALAC by wiring funds through your Financial Professional’s broker-dealer firm. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.
Once we accept your application and complete Purchase Payment, we allocate your Purchase Payment, upon receipt, in your Annuity according to your instructions.
We are required to allocate your complete Purchase Payment within two (2) Valuation Days after we receive the complete Purchase Payment in Good Order at our Service Office. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment(s) while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment(s) to you at that time, unless you specifically consent to our retaining the Purchase Payment(s) while we gather the required information. Once we obtain the required information, we will invest the complete Purchase Payment and issue an Annuity within two (2) Valuation Days.
As permitted by applicable law, the broker-dealer firm through which you purchase your Annuity may forward your complete Purchase Payment to us prior to approval of your purchase by a registered principal of the firm. Once your purchase is approved by the firm, we will process your complete Purchase Payment as described above. These arrangements are subject to a number of regulatory requirements, including that customer funds will be deposited in a segregated bank account and held by the insurer until such time that the insurer is notified of the firm’s principal approval and is provided with the application, or is notified of the firm principal’s rejection. In addition, the insurer must promptly return the customer’s funds at the customer’s request prior to the firm’s principal approval or upon the firm’s rejection of the application. The monies held in the bank account will be held in a suspense account within our general account and we may earn interest on amounts held in that suspense account. Owners will not be credited with any interest earned on amounts held in that suspense account. The monies in such suspense account may be subject to claims of our general creditors.
Allocation of Purchase Payment
Issuance of an Annuity represents our acceptance of the complete Purchase Payment. You may allocate your Purchase Payment to Index Strategies only. Allocations must be made in whole percentages and must equal 100%.
If the Index Effective Date is not a Valuation Day, the initial index value for the Index Effective Date will be the following Valuation Day that the Index is calculated and published.
Holding Account. The Holding Account is the PSF Government Money Market Portfolio. You may allocate to the PSF Government Money Market Portfolio only after the Issue Date. While the PSF Government Money Market Portfolio is the Holding Account for transfers out of Index Strategies mid-term, you may also allocate Account Value to the Portfolio during the Savings Stage after the Issue Date. The Portfolio is not available for allocation during the Income Stage.

Rate Determination.
Your Contract will receive the Cap Rates, Participation Rates, Tier Levels and Step Rates that are applicable as of the Issue Date.
Please see the current Rate Sheet Prospectus Supplement for your applicable Income Percentage and Income Deferral Rates and additional information.
RIGHT TO CANCEL
You may cancel (or “Free Look”) your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it (or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. If the Annuity is a replacement contract, you may cancel your Annuity using the same method within thirty days beginning on the date the contract is received by the owner, or any longer period as may be required by applicable law in the state where the contract is delivered or issued for delivery.
Subject to applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or Tax Charges deducted from the Purchase Payment upon allocation to the Annuity or imposed under the Annuity, less any applicable federal and state income tax withholding. However, where we are required by applicable law to return the complete Purchase Payment, we will return the greater of Account Value and the complete Purchase Payment.
Scheduled Transactions: Scheduled transactions include Systematic Withdrawals, Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, annuity payments, Benefit charges and fees that are assessed daily as a percentage of the net assets of the Variable Investment Subaccounts. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, annuity payments and fees that are assessed daily as a percentage of the net assets of the Variable Investment Subaccounts only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.
Unscheduled Transactions: “Unscheduled” transactions include any other non-scheduled transfers and requests for partial withdrawals or Free Withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner’s signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in “Processing and Valuing Transactions”
Speculative Investing: Do not purchase the Annuity if you, anyone acting on your behalf, and/or anyone providing advice to you plan to use it for speculation, arbitrage, viatication or any other type of collective investment scheme now or at any time prior to termination of the Annuity. Your Annuity may not be traded on any stock exchange or secondary market. By purchasing the Annuity, you represent and warrant that you are not using the Annuity, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.
Currently, we will not issue an Annuity, permit changes in ownership or allow assignments to certain ownership types, including but not limited to: corporations, partnerships and endowments. Further, we will only issue an Annuity, allow changes of ownership and/or permit assignments to certain ownership types if the Annuity is held exclusively for the benefit of the designated Annuitant. You may name as Owner of the Annuity a grantor trust with one grantor only if the grantor is designated as the Annuitant. You may name as Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the oldest grantor is designated as the Annuitant. We will not issue Annuity to grantor trusts with more than two grantors.

MANAGING YOUR ANNUITY
CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS
In general, you may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order which will be effective upon receipt at our Service Office. Note that special rules apply for Owner, Annuitant and Beneficiary designations under the Benefit. See the “Index Linked Variable Income Benefit” section above for information.
As of the Valuation Day we receive an ownership change, including an assignment, any systematic withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Office. Some of the changes we will not accept include, but are not limited to:
1.a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner’s death;
2.a new Annuitant subsequent to the Annuity Date if the annuity option includes a life contingency;
3.a new Annuitant prior to the Annuity Date if the Owner is an entity;
4.a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of Spousal Continuation;
5.any permissible designation change if the change request is received at our Service Office after the Annuity Date;
6.a new Owner or Annuitant that is a certain ownership type, including but not limited to corporations, partnerships, endowments, or grantor trusts with more than two grantors; and
7.a new Annuitant for an Annuity issued to a grantor trust where the new Annuitant is not the oldest grantor of the trust.
If there is a change of Owner or Annuitant, the Latest Annuity Date will be based on the age of the oldest Owner or Annuitant once the change is made. The Annuity Date must: (a) be on or after the Earliest Annuity Date and on or before the new Latest Annuity Date; and (b) must be consistent with applicable laws and regulations at the time.
Unless designated as "irrevocable", you may instruct us to change the Beneficiary. An irrevocable Beneficiary is one whose written consent is needed before you can change the Beneficiary or exercise certain other rights.
In general, you may change the Owner, Annuitant and Beneficiary designations as indicated above, and also may assign the Annuity. We will allow changes of ownership and/or assignments only if the Annuity is held exclusively for the benefit of the Annuitant, Joint Annuitant or Contingent Annuitant. We accept assignments of nonqualified Annuities only.
An Owner may seek to transfer ownership of the Annuity, subject to the interest of any assignee or beneficiary of record. We assume no responsibility for the validity or tax consequences of any change of ownership.
We reserve the right to reject any proposed change of Owner, Annuitant, or Beneficiary, as well as any proposed assignment of the Annuity.
We will reject a proposed change where the proposed Owner, Annuitant, Beneficiary or assignee is any of the following:
1.a company(ies) that issues or manages viatical or structured settlements;
2.an institutional investment company;
3.an Owner with no insurable relationship to the Annuitant, Joint Annuitant, or Contingent Annuitant (a “Stranger-Owned Annuity” or “STOA”); or
4.a change in designation(s) that does not comply with or that we cannot administer in compliance with Federal and/or state law.
We will implement this right on a non-discriminatory basis and to the extent allowed by state law but are not obligated to process your request within any particular timeframe.
Death Benefit Upon Change of Owner or Annuitant. If there is a change of Owner or Annuitant, the Return of Purchase Payments Death Benefit will no longer apply to the new Owner or Annuitant and the amount of the Death Benefit will be equal to the Account Value on the date we receive Due Proof of Death unless otherwise specified in the “Death Benefits” section of the prospectus.
Spousal Designations
If an Annuity is co-owned by spouses, we do not offer Joint Tenants with Rights of Survivorship (JTWROS). Both owners would need to be listed as the primary beneficiaries for the surviving spouse to maintain the contract, unless you elect an alternative Beneficiary designation. Note that any division of your Annuity due to divorce will be treated as a withdrawal and CDSC may apply. If CDSC is applicable, it cannot be divided between the Owner and the non-Owner ex-spouse. The non-Owner ex-spouse may decide whether he or she would like to use the withdrawn funds to purchase a new Annuity that is then available to new Owners. Please consult with your tax adviser regarding your personal situation if you will be transferring or dividing your Annuity pursuant to a divorce.

The federal and state tax law provisions applicable to an opposite sex spouse will also apply to a same sex spouse. Please note that a civil union or registered domestic partnership is generally not recognized as a marriage.
Contingent Annuitant
Where the Annuity is held by a Custodial Account, an account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code (or any successor Code section thereto) (“Custodial Account”) the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Death Benefit will be payable. If the Contingent Annuitant is the spouse, then the spouse may elect to receive the Death Benefit or continue the Annuity. If the Contingent Annuitant spouse elects to continue the Annuity, the Death Benefit payable will equal the Death Benefit described in the Spousal Continuation section of the Death Benefits section of this prospectus. See “Spousal Continuation of Annuity” in “Death Benefits” for more information about how the Annuity can be continued by a Custodial Account, including the amount of the Death Benefit.
Joint Annuitant
Generally, if a Nonqualified Annuity is owned by an entity and the entity has named a Joint Annuitant, the Death Benefit will payable upon the death of the first Annuitant. Unless we agree otherwise, the Annuity is only eligible to have a Joint Annuitant designation if the entity which owns the Annuity is (1) a plan described in Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); or (2) an entity described in Code Section 72(u)(1) (or any successor Code Section thereto).

MANAGING YOUR ACCOUNT VALUE
REALLOCATIONS/TRANSFER GUIDELINES
During the Savings Stage, you may transfer Account Value between Variable Investment Subaccounts we make available at any time, subject to the restrictions outlined below. On each Index Anniversary Date, you may reallocate Account Value allocated to Variable Investment Subaccounts we make available and any Index Strategy(ies) that has reached an Index Strategy End Date into any available Index Strategy.
During the Income Stage, you may only allocate to the 1-year Point-to-Point with Cap Index Strategies and may not allocate to any Variable Subaccount.
You will receive a Reallocation Notice 30 days prior to each Index Anniversary Date. You must provide instructions for reallocation (by any method allowable) by the Index Anniversary Date. The reallocation will be processed on the Index Anniversary Date. You will be able to make reallocation selections via mail, phone, or through online access.
You may not reallocate to an Index Strategy where the Index Strategy End Date is after your Maximum Annuity Date. If there is less than one year until the Maximum Annuity Date. we will transfer that Account Value to the Holding Account using the Interim Value, if applicable.
The minimum required amount allocated to any Index Strategy is $2,000. The minimum required amount allocated to any Variable Investment Subaccount is $20.
During the Savings Stage, you may partially or fully transfer out of an Index Strategy before the Index Strategy End Date, but you will do so at the Interim Value of the Index Strategy. See “Interim Value” for more information. The funds transferred from an Index Strategy before the Index Strategy End Date may only be transferred to Variable Investment Subaccounts. If you wish to transfer to another Index Strategy, after transferring to the Variable Investment Subaccounts, you must wait until the next Index Anniversary Date.
The Interim Value rules do not apply in the following situations during the Savings Stage.

From Account	To Account	Any Time	Index Strategy End Date Only
Variable Investment Subaccount (including Holding Account)	Variable Investment Subaccount (including Holding Account)	X
Variable Investment Subaccount (including Holding Account)	Index Strategy		X
Index Strategy	Variable Investment Subaccount (including Holding Account)		X
Index Strategy	Index Strategy		X
Default Reallocations/Transfers
If you do not respond to the Reallocation Notice, any Index Strategy that has reached an Index Strategy End Date will automatically renew into the same Index Strategy. During the Saving Stage, if the same Index Strategy is no longer available, the amount will be transferred into the Holding Account, and the amount may be transferred among the Variable Investment Subaccounts at any time or into another Index Strategy on the next Index Anniversary Date. During the Income Stage, if the current Index Strategy is no longer available and we have no additional instructions, we will automatically transfer these amounts into the Index Strategy with, in order of priority, the shortest Term, the highest Buffer, and the lowest Cap Rate. You must provide instructions for reallocation by the Index Anniversary Date.
We reserve the right to stop offering any Index Strategy at any time.
Restrictions on Transfers between Variable Investment Subaccounts
During the Savings Stage, you may transfer Account Value between Variable Investment Subaccounts we make available subject to the restrictions outlined below. Transfers are not subject to taxation on any gain.
Frequent transfers among Variable Subaccounts in response to short-term fluctuations in markets, sometimes called “market timing,” can make it very difficult for a portfolio manager to manage a portfolio’s investments. Frequent transfers may cause the portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or (b) we are informed by a Portfolio (e.g., by the Portfolio’s Portfolio manager) that the purchase or redemption of shares in the Portfolio must be restricted because the Portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected Portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:

1.With respect to each Subaccount (other than the Holding Account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Subaccount, and within 30 calendar days thereafter transfer (the “Transfer Out”) all or a portion of that amount into another Subaccount, then upon the Transfer Out, the former Subaccount becomes restricted (the “Restricted Subaccount”). Specifically, we will not permit subsequent transfers into the Restricted Subaccount for 90 calendar days after the Transfer Out if the Restricted Subaccount invests in a non-international Portfolio, or 180 calendar days after the Transfer Out if the Restricted Subaccount invests in an international Portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs; (ii) do not count any transfer that solely involves the Holding Account; and (iii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.
2.We reserve the right to effect transfers on a delayed basis for all Annuities in accordance with our rules regarding frequent transfers. That is, we may price a transfer involving the Subaccounts on the Valuation Day subsequent to the Valuation Day on which the transfer request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.
If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.
There are owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than Annuity Owners who are subject to such limitations. Finally, there are owners of other variable annuity contracts or variable life contracts that are issued by PALAC as well as other insurance companies that have the same underlying mutual fund Portfolios available to them. Since some Owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying Portfolio (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all Owners. Similarly, while contracts managed by a Financial Professional are subject to the restrictions on transfers between Variable Investment Subaccounts that are discussed above, if the Financial Professional manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all Owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional) and will not waive a transfer restriction for any Owner.
Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity. The Portfolios have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce any such current or future policies and procedures. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter or its transfer agent that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Owners (including an Owner’s TIN number), and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Owners who violate the excessive trading policies established by the Portfolio. In addition, you should be aware that some Portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus Annuity Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios.
A Portfolio also may assess a short-term trading fee (also referred to as “redemption fee”) in connection with a transfer out of the Subaccount investing in that Portfolio that occurs within a certain number of days following the date of allocation to the Subaccount. Each Portfolio determines the amount of the short-term trading fee and when the fee is imposed. The fee is retained by or paid to the Portfolio and is not retained by us. The fee will be deducted from your Account Value, to the extent allowed by law. At present, no Portfolio has adopted a short-term trading fee.
FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS
If you have provided the necessary authorization on the application for your Annuity, the individual who signed the application for your Annuity may forward instructions regarding the allocation of your Account Value, and request financial transactions involving Variable Investment Subaccounts and Index Strategies. We refer to this person as your Financial Professional. We will follow all instructions received from authorized persons in the order in which we receive them. If your Financial Professional has this authority, we deem that all such transactions that are directed by your Financial Professional, as applicable, with respect to your Annuity have been authorized by you. You will receive a confirmation of any financial transaction involving your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the Variable Investment Subaccounts and Index Strategies available for transfers or allocation of Purchase Payments by such Financial Professional. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions.

Please Note: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between Variable Investment Subaccounts that are discussed in the section below titled “Restrictions on Transfers Between Variable Investment Subaccounts.” We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.prudential.com). Limitations that we may impose on your Financial Professional under the terms of an administrative agreement (e.g., a custodial agreement) do not apply to financial transactions requested by an Owner on his or her own behalf, except as otherwise described in this prospectus.

ACCESS TO ACCOUNT VALUE
TYPES OF DISTRIBUTIONS AVAILABLE TO YOU
You can access your Account Value through partial withdrawals, Income Withdrawals, systematic withdrawals, and where required for tax purposes, Required Minimum Distributions. Any withdrawals (including Required Minimum Distributions) prior to the Income Effective Date will have no impact on future Income amounts except in the reduction of the Account Value, which is used to set the initial Annual Income Amount on the Income Effective Date.
You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. If you surrender your Annuity, in addition to any CDSC, we may deduct any Tax Charge that applies. If a withdrawal is taken from an Index Strategy before the Index Strategy End Date, the withdrawal will be based on the Interim Value. See “Interim Value” for more information. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called “Free Withdrawals.” Unless you notify us differently as permitted, partial withdrawals will be deducted first from any Variable Investment Subaccounts on a pro-rata basis. Only when the Variable Investment Subaccounts have been depleted will any remaining withdrawal amount be deducted from the Index Strategies, also on a pro-rata basis. The Owner can also request self-directed withdrawals from Variable Investment Subaccounts and Index Strategies of their choosing. Each of these types of distributions is described more fully below.
PARTIAL WITHDRAWALS AND INTERIM VALUE OF INDEX STRATEGIES
Any time a partial withdrawal occurs between Index Strategy Start and End Dates, the Index Strategy Base will be reduced in the same proportion that the total withdrawal reduced the Interim Value. A proportional reduction in your Index Strategy Base could be larger than the dollar amount of the withdrawal when the Index Strategy Base is greater than the Interim Value. Here are examples where the Index Strategy Base is less than the Interim Value and then exceeds the Interim Value:
Example 1:
Index Strategy Start Date: 9/1/2019
Index Strategy Base: $50,000

Withdrawal Date: 3/1/2020
Interim Value: $70,000
Withdrawal: $50,000 gross

Withdrawal divided by Interim Value: $50,000 / $70,000 = 71.429%
Index Strategy Base Adjustment Amount: $50,000 x 71.429% = $35,714.29
Index Strategy Base after Withdrawal: $50,000 - $35,714.29 = $14,285.71

Example 2:
Index Strategy Base: $14,285.71

Withdrawal Date: 5/1/2020
Interim Value: $14,000
Withdrawal: $14,000 gross

Withdrawal divided by Interim Value: $14,000 / $14,000 = 100%
Index Strategy Base Adjustment Amount: $14,285.71 x 100% = $14,285.71
Index Strategy Base after Withdrawal: $14,285.71 – $14,285.71 = $0
TAX IMPLICATIONS FOR DISTRIBUTIONS FROM NONQUALIFIED ANNUITY
Prior to Annuitization
For federal income tax purposes, a distribution prior to Annuitization is deemed to come first from any “gain” in your Annuity and second as a return of your “cost basis”, if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer’s age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax adviser for advice before requesting a distribution.
During the Annuitization Period
During the Annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have “exclusionary rules” that we use to determine what portion of each annuity payment should be treated as a return of any cost basis you have in your Annuity. Once the cost basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The cost basis in your Annuity may be based on the cost basis from a prior contract in the case of a Section 1035 exchange or other qualifying transfer.

There may also be tax implications on distributions from qualified Annuities. See “Tax Considerations” for information about qualified Annuities and for additional information about nonqualified Annuities.
FREE WITHDRAWAL AMOUNTS
The Free Withdrawal amount is the amount that can be withdrawn from your Annuity each Annuity Year without the application of any CDSC. Within the CDSC period, the Free Withdrawal amount is equal to 10% of the Purchase Payment during the first Annuity Year and 10% of the Account Value on the previous Contract Anniversary Date after the first Annuity Year. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a Free Withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.
1.The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity.
2.You can also make partial withdrawals in excess of the Free Withdrawal amount. The minimum partial withdrawal you may request is $100.
Your withdrawal will include the amount of any applicable CDSC. You can request a partial withdrawal as either a “gross” or “net” withdrawal. In a “gross” withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding. Therefore, you may receive less than the dollar amount you specify. In a “net” withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Account Value. Therefore, a larger amount may be deducted from your Account Value than the amount you specify. If you do not provide instruction on how you want the withdrawal processed, we will process the withdrawal as a gross withdrawal. We will deduct the partial withdrawal from your Account Value in accordance with your instructions.
SYSTEMATIC WITHDRAWALS
Our systematic withdrawal program is an administrative program designed for you to withdraw a specified amount from your Annuity on an automated basis at the frequency you select. This program is available to you at no additional charge. We may cease offering this program or change the administrative rules related to the program at any time on a non-discriminatory basis.
If you establish a systematic withdrawal program to make withdrawals of the Annual Income Amount, we will automatically increase or decrease the withdrawal amounts each year as the Annual Income Amount is recalculated.
You may not have a systematic withdrawal program, as described in this section, if you are receiving substantially equal periodic payments under Sections 72(t) and 72(q) of the Code or Required Minimum Distributions.
You may terminate your systematic withdrawal program at any time. Ownership changes to, and assignment of, your Annuity will terminate any systematic withdrawal program on the Annuity as of the effective date of the change or assignment. Requesting partial withdrawals while you have a systematic withdrawal program may also terminate your systematic withdrawal program as described below.
Systematic withdrawals can be made from your Account Value allocated to the Index Strategies or Variable Subaccounts. Please note that systematic withdrawals may be subject to any applicable CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal. In addition, systematic withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value” for more information. Any time a systematic withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will also be reduced in the same proportion that the total withdrawal reduced the Interim Value.
The minimum amount for each systematic withdrawal is $100. If any scheduled systematic withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled systematic withdrawal.
In the absence of instructions, systematic withdrawals will be taken on a pro-rata basis from all Variable Investment Subaccounts until the Variable Investment Subaccounts have been depleted, and then they will be taken pro-rata from all the Index Strategies.

SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE
If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of “substantially equal periodic payments.” For Annuities issued as nonqualified Annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) may be subject to a CDSC. In addition, systematic withdrawals under Sections 72(t)/72(q) taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value” for more information. Any time a systematic withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will also be reduced in the same proportion that the total withdrawal reduced the Interim Value. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.
You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.
Please note that if a withdrawal under Sections 72(t) or 72(q) is scheduled to be effected between the last Valuation Day prior to December 25th and December 31st of a given year, then we will implement the withdrawal on the last Valuation Day prior to December 25th of that year.
REQUIRED MINIMUM DISTRIBUTIONS
Required Minimum Distributions are a type of systematic withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner’s lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make systematic withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC (if applicable) on Required Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the Required Minimum Distribution and is paid out through a program of systematic withdrawals that we make available. However, a CDSC (if applicable) may be assessed on that portion of a systematic withdrawal that is taken to satisfy the Required Minimum Distribution rules in relation to other savings or investment plans under other qualified retirement plans. In addition, Required Minimum Distribution withdrawals taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value” for more information. Any time a Required Minimum Distribution withdrawal occurs before the Index Strategy End Date, the Index Strategy Base will also be reduced in the same proportion that the total withdrawal reduced the Interim Value.
The amount of the Required Minimum Distribution for your particular situation may depend on other Annuity, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to systematic withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.
If withdrawals for the amount of your Required Minimum Distribution are paid out through a program of systematic withdrawals that we make available, such withdrawals will not be considered Excess Income during the Income Stage even if the amount of your Required Minimum Distribution exceeds the available Annual Income Amount. Under the systematic withdrawal program, we will pay out the greater of your Required Minimum Distribution as of the end of the prior calendar year and your Annual Income Amount as of the prior Index Anniversary Date. You may elect to have your Required Minimum Distribution paid out monthly, quarterly, semi-annually or annually. Once the frequency of distributions is elected, it cannot be changed.
If you choose to take your Required Minimum Distribution from this Annuity, unless we receive other instructions from you, we will take each Required Minimum Distribution first pro-rata from the Variable Investment Sub-Accounts in which your Account Value is allocated. Once the Account Value in all Variable Investment Sub-Accounts has been depleted, we will deduct any remaining Required Minimum Distribution pro-rata from the Index Strategy in which you have Account Value allocated. If the amount of the Required Minimum Distribution reduces your Account Value below $2,000, we may treat the distribution as a full Surrender of the Annuity. After the Annuity Date, we will view the annuity payments as your Required Minimum Distributions with respect to the Annuity.
You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution rules under the Code.
In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment as described herein.
Please note that if a Required Minimum Distribution is scheduled to be effected between the last Valuation Day prior to December 25th and December 31st of a given year, then we will process the Required Minimum Distribution on the last Valuation Day prior to December 25th of that year.
See “Tax Considerations” for a further discussion of Required Minimum Distributions.
Medically-Related Surrenders & Death Benefits: Medically-Related Surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.
We generally pay any surrender request or death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order at our Service Office.
WITHDRAWALS DURING THE INCOME STAGE

Income Withdrawals. Income Withdrawals reduce the Annual Income Amount available during an Annuity Year by the amount of the Withdrawal. Income Withdrawals during an Annuity Year that, in total, do not exceed the Annual Income Amount are not subject to any Contingent Deferred Sales Charges. Any unused Annual Income Amount cannot be carried over for use in future years.
Excess Income Withdrawals. Each withdrawal of Excess Income, including any applicable Contingent Deferred Sales Charge, proportionally reduces the Annual Income Amount for future years. Each proportional reduction is calculated by multiplying the Annual Income Amount by the ratio of Excess Income to the Account Value immediately after the withdrawal of any Annual Income Amount and before the withdrawal of the Excess Income. A withdrawal of Excess Income that brings your Account Value to $0, will result in termination of the Benefit and the Annuity.
Required Minimum Distributions. A Required Minimum Distribution is considered an Income Withdrawal from the Annuity during the Income Stage. The following rules apply with respect to a Required Minimum Distribution withdrawal.
If withdrawals for the amount of your Required Minimum Distribution are paid out through a program of systematic withdrawals that we make available, such withdrawals will not be considered Excess Income during the Income Stage even if the amount of your Required Minimum Distribution exceeds the available Annual Income Amount. Under the systematic withdrawal program, we will pay out the greater of your Required Minimum Distribution as of the end of the prior calendar year and your Annual Income Amount as of the prior Index Anniversary Date. You may elect to have your Required Minimum Distribution paid out monthly, quarterly, semi-annually or annually. Once the frequency of distributions is elected, it cannot be changed. Any additional withdrawals, if any, will be treated as Excess Income.
For purposes of this provision, Required Minimum Distributions are determined based on the value of this Annuity, and do not include the value of any other annuities, savings or investments subject to the Required Minimum Distribution rules. In any Annuity Year that the Required Minimum Distribution is greater than the Annual Income Amount, the excess amount of Income Withdrawals you make that exceed the Required Minimum Distribution amount calculated by us based on the value of this Annuity will be treated as Excess Income.
In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution, if not for the suspension, as eligible for treatment under this provision.

SURRENDERS
SURRENDER VALUE
During the Savings Stage and Income Stage, you can surrender your Annuity at any time and will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value less any applicable CDSC, any pro-rated Benefit charge, and any applicable Tax Charges.
We apply as a threshold, in certain circumstances, a minimum Surrender Value of $2,000. We will not allow you to take any withdrawals that would cause your Annuity’s Account Value, after taking the withdrawal, to fall below the minimum Surrender Value. See “Annuity Options” later in this prospectus for information on the impact of the minimum Surrender Value at annuitization.
Your Surrender Value taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. Please see “Interim Value” for more information.
MEDICALLY-RELATED SURRENDERS
Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related “Contingency Event” as described below (a “Medically-Related Surrender”). The availability and requirements of such a surrender and waiver may vary by state.
If you request a full surrender under the Medically Related Surrender provision, the amount payable will be your Account Value as of the date we receive, in Good Order, your request to surrender your Annuity. For a Medically-Related Surrender taken from an Index Strategy before the Index Strategy End Date, the surrender will be based on the Interim Value. Although a CDSC will not apply to qualifying Medically-Related Surrenders, please be aware that a withdrawal from the Annuity before you have reached age 59½ may be subject to a 10% additional tax and other tax consequences – see “Tax Considerations” later in this prospectus.
This waiver of any applicable CDSC is subject to our rules in place at the time of your request, which currently include but are not limited to the following:
1.If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the “Contingency Event” described below in order to qualify for a Medically-Related Surrender;
2.If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
3.If the Owner is one or more natural persons, all such Owners must also be alive at such time;
4.We must receive satisfactory proof of the Owner’s (or the Annuitant’s if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us;
5.no additional Purchase Payments can be made to the Annuity; and
6.Proceeds will only be sent by check or electronic fund transfer directly to the Owner.
We reserve the right to impose a maximum amount of a Medically-Related Surrender (equal to $500,000), but we do not currently impose that maximum. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of Medically-Related Surrenders you have taken previously under the Annuity and any other Annuity we and/or our affiliates have issued to you exceeds that maximum amount, we reserve the right to treat the amount exceeding that maximum as not an eligible Medically-Related Surrender. A “Contingency Event” occurs if the Owner (or Annuitant if entity-owned) is:
1.first confined in a “Medical Care Facility” after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically-Related Surrender request at our Service Office; or
2.first diagnosed as having a “Fatal Illness” after the Issue Date and while the Annuity is in force. We may require a second or third opinion by a licensed physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.
“Fatal Illness” means a condition (a) diagnosed by a licensed physician; and (b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. “Medical Care Facility” means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically necessary in-patient care, which is (a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and (d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records. This waiver is not currently available in California and Massachusetts.

ANNUITY OPTIONS
Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit, if any, is determined solely under the terms of the applicable annuity payment option. We currently make annuity options available that provide fixed annuity payments only. Fixed annuity payments provide the same amount with each payment. You must annuitize your entire Account Value; partial Annuitizations are not allowed. If you annuitize between Index Anniversary Dates, your annuity payments taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. See “Interim Value” for more information.
You have a right to choose your annuity start date, provided that it is no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant whichever occurs first, the Maximum Annuity Date, and no earlier than the earliest permissible Annuity Date. Your choice of Annuity Date and Annuity Option may be limited, depending on your use of the Annuity. If you do not request an earlier Annuity Date in writing, then your Annuity Date will be the Latest Annuity Date. You may choose one of the annuity options described below, and the frequency of annuity payments. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years). You may change your choices up to 30 days before the Annuity Date. We must receive your request in Good Order.
If needed, we will require proof in Good Order of the Annuitant’s age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover any life income annuity payments that we made after the death of the Annuitant.
On the Annuity Date we apply the Account Value, less any applicable Tax Charges, to the Annuity Option you select. If you have not selected an Annuity Option, the default Annuity Option will be Option 1 with a certain period of 120 months (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables).
If the initial annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law). Instead, we will pay you your current Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2,000 on the Annuity Date.
Once annuity payments begin, your death benefit, if any, is determined solely under the terms of the applicable annuity payment option and you may no longer receive the Death Benefits as described below. See the “Death Benefits” section of this prospectus.
Please note that you may not annuitize under one of the Fixed Annuity Options within the first three Annuity Years (except as otherwise specified by applicable law).
Fixed Annuity Options
We currently make annuity options available that provide fixed annuity payments only.
Option 1
Life Income Annuity Option with a Period Certain - Under this option, income is payable equally monthly, quarterly, semiannually, or annually for the Annuitant’s life or a period certain, subject to our then current rules, whichever is longer. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant’s life expectancy at the time the annuity option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.
Option 2
Joint Life Annuity Option - Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.
Other Annuity Options We May Make Available
At the Annuity Date, we may make available other annuity options not described above. However, Options 1 and 2 above will always remain available. The additional options we currently offer are:
1.Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.
2.Joint Life Annuity Option with a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.
3.Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen (the “period certain”), up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the annuity option becomes effective, as computed under applicable IRS tables). For qualified annuities, the period certain option may be limited to 10 years or less depending on the circumstances. The annuity payments may be made equally monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies before the end of the period certain, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain.
We reserve the right to cease offering any of these other annuity options. If we do so, we will amend this prospectus to reflect the change. We reserve the right to make available other annuity options. If there is a misstatement of age or sex on which life annuity rates are calculated and we have to make a correction/adjustment to prior payments, we will use an interest rate up to [6]% to remedy any underpayments and, for overpayments, up to [6]% will be deducted from future amounts payable by us under your Annuity.
ANNUITIZATION UNDER THE BENEFIT

Elective Annuitization. Under the Benefit, prior to your Account Value reaching $0, you may elect to annuitize your Annuity. You can elect to:

(1)apply your Account Value, less any applicable Tax Charges, to any annuity payment option available in the “Annuity Payout Options” section of the Annuity or any other Annuity Option we make available; or

(2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount on that date at the frequency selected. In the year in which the Elective Annuitization stage is entered the only payment due, if any, equals the Annual Income Amount not yet withdrawn in that Annuity Year. Annuity payments will be paid to you at the frequency selected beginning on the next Valuation Day. We will continue to make such payments until the later of the death of the Protected Life or the remaining Joint Protected Life. The amount of the annuity payments will not change after annuity payments have begun and you will no longer have access to your Account Value.

We must receive your request at our Service Office in Good Order. Once we receive your election to commence annuity payments, or we make the first payment under a default annuity payment option provision, we will only make annuity payments guaranteed under the specific annuity payment option, and the annuity payment option cannot be changed.
We may limit the length of any annuity payout option including, but not limited to, any default option and any period certain, to conform to applicable tax rules.
We may offer other Annuity options for payment of the Annual Income Amount. Any such additional options will be offered to all annuity purchasers in the same class of annuity, in a non-discriminatory manner. You will be notified of any such options available to you.

Default Annuitization. Prior to your Account Value reaching $0, if annuity payments are to begin under the terms of the Annuity, we will make equal monthly annuity payments beginning on the first day of the month on or immediately following the date that your annuity payments are set to begin as:
•a joint life and last survivor fixed annuity when both Joint Protected Lives are living and each other’s spouse on the date annuity payments begin, or
•a single life fixed annuity if the Protected Life is living or only one of the Joint Protected Lives are living when annuity payments would otherwise begin with 120 payments certain (or a lesser number of payments certain if the life expectancy of the Annuitant at the time payments are to begin is less than 10 years, based on applicable Internal Revenue Service tables) using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in the Annuity.
The amount that will be applied to provide such annuity payments under the default annuity payment option will be the greater of:
(1)    the present value of future applicable Annual Income Amount payments at the last determined Annual Income Amount as of the     Annuity Date. Such present value will be calculated using the same basis that is used to calculate the greater of the current and the guaranteed annuity rates in the Annuity; and
(2)    the Account Value.
We may limit the length of any annuity payout option including, but not limited to, any default option and any period certain, to conform to applicable tax rules.
We may offer other Annuity options for payment of the Annual Income Amount. Any such additional options will be offered to all annuity purchasers in the same class of annuity, in a non-discriminatory manner. You will be notified of any such options available to you.

DEATH BENEFITS
TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT
The Annuity provides a Death Benefit prior to Annuitization. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the death of the Owner (or the first to die, if there are multiple Owners). If a Contingent Annuitant was designated before an Annuitant’s death and the Annuitant dies, and the Contingent Annuitant is the spouse, then the spouse Contingent Annuitant may choose to become the Annuitant and continue the contract, in which case a Death Benefit will not be paid, or elect to receive the Death Benefit. If a Nonqualified Annuity is owned by an entity (for example, a non-natural person), the Death Benefit is payable upon the first Annuitant’s death. The person upon whose death the Death Benefit is paid is referred to below as the “decedent”. A Death Benefit is payable only if your Account Value at the time of the decedent’s death is greater than zero. Death claims taken from an Index Strategy before the Index Strategy End Date will be based on the Interim Value. See “Interim Value” for more information.
Where an Annuity is issued to a trust, and such trust is characterized as a grantor trust under the Code, such Annuity shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity held by a natural person. At this time, we will not issue an Annuity to grantor trusts with more than two grantors.
You may name as the Owner of the Annuity a grantor trust with one grantor only if the grantor is designated as the Annuitant. You may name as the Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the oldest grantor is designated as the Annuitant. We will not issue the Annuity to grantor trusts with more than two grantors. If co-grantors are named, the second grantor may be designated as Joint Annuitant. If a non-Annuitant co-grantor passes away, then the Death Benefit will not be payable.
We determine the amount of the Death Benefit as of the date we receive Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.
Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus under “Payment of Death Benefits” below.
After our receipt of Due Proof of Death, we automatically transfer any remaining Death Benefit to the Holding Account. However, between the date of death and the date that we transfer any remaining Death Benefit to the Holding Account, the amount of the Death Benefit is subject to market fluctuations (net of the Insurance Charge).
COMMON DISASTER -- If an Owner and a Beneficiary die in a common disaster, it must be proved to our satisfaction that the Owner died first and the Beneficiary survived the Owner(s) (or Annuitant if entity owned) by at least 30 days. In this situation, the Death Benefit proceeds will be payable to the Beneficiary’s estate upon our receipt of Due Proof of Death of the Decedent. When there is insufficient evidence to determine the order of death, then, unless prohibited by law, we will deem the Owner to have survived the Beneficiary.
If: (a) the Owner is an entity; (b) no Contingent Annuitant or Joint Annuitant has been designated, we will deem the Annuitant to be the last survivor and pay the proceeds to any remaining Beneficiary, or if none, to any remaining contingent Beneficiary, or if none, to the Owner.
THE RETURN OF PURCHASE PAYMENTS DEATH BENEFIT
The Annuity provides a Death Benefit called the Return of Purchase Payments Death Benefit and will be attached to your Annuity contract once issued.
The amount of the death benefit under the Return of Purchase Payments Death Benefit is equal to the greater of:
1.The Return of Purchase Payments Amount, defined below; AND
2.The Account Value on the date we receive Due Proof of Death.
Calculation of the Return of Purchase Payments Amount
Initially, the Return of Purchase Payment amount is equal to the sum of all Purchase Payments allocated to the Annuity on its Issue Date. Thereafter, the Return of Purchase Payments Amount is reduced for any partial withdrawals. A withdrawal will cause a proportional reduction to the Return of Purchase Payments Amount equal to the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal.
The proportional reduction in the Return of Purchase Payments Amount could be less or greater than the actual withdrawal based upon the level of the Account Value. If the Account Value exceeds the Return of Purchase Payments Amount prior to the withdrawal, then the impact on the Return of Purchase Payments Amount would be less than the reduction in the Account Value. If the Return of Purchase Payments Amount exceeds the Account Value prior to the withdrawal, then the impact on the Return of Purchase Payments Amount would exceed the reduction in the Account Value. This is outlined in the below examples.
Example 1:
Return of Purchase Payments Amount: $100,000
Gross Withdrawal: $18,000
Account Value at time of Withdrawal: $118,000
Return of Purchase Payments Amount Reduction Percent for Withdrawal: 15.25% ($18,000/$118,000)
Return of Purchase Payments Amount after Withdrawal: $84,750 ($100,000 - 15.25%)

Example 2:
Return of Purchase Payments Amount: $100,000
Gross Withdrawal: $18,000
Account Value at time of Withdrawal: $90,000
Return of Purchase Payments Amount Reduction Percent for Withdrawal: 20% ($18,000/$90,000)
Return of Purchase Payments Amount after Withdrawal: $80,000 ($100,000 - 20%)
EXCEPTIONS TO THE RETURN OF PURCHASE PAYMENT AMOUNT: There are certain exceptions to the amount of the Death Benefit under the Return of Purchase Payments Death Benefit.
Submission of Due Proof of Death after One Year. If we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Account Value on the date we receive Due Proof of Death. Although we do not currently limit the Death Benefit to the Account Value, if we decide to do so, the beneficiaries designated under your Annuity would receive an amount equal to the Account Value and not an amount equal to the greater of the Return of Purchase Payment amount and the Account Value.
SPOUSAL CONTINUATION OF ANNUITY
Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit payment ("Spousal Continuation") subject to our rules and subject to our receipt of Due Proof of Death. The Account Value (which may be based on the Interim Value for amounts held in the Index Strategies) as of the date of Due Proof of Death will be equal to the Death Benefit that would have been payable. During the Savings Stage of the Benefit, any amount added to the Account Value will be allocated to the Variable Investment Subaccounts pro-rata or to the Holding Account if no Variable Investment Subaccounts have value. The spouse may transfer to any of the Variable Investment Sub-accounts at any time or to a new Index Strategy on the next Index Anniversary Date. During the Income Stage of the Benefit, any increase to the Account Value resulting from payment of the Death Benefit that exceeds the Account Value will be allocated to the Holding Account. The spouse who continues the Annuity must transfer available Account Value in the Holding Account to a new Index Strategy on the next Index Anniversary Date. If no instructions are received prior to the next Index Anniversary Date, we will allocate any remaining Account Value in the Holding Account proportionally to the Index Strategies to which your Account Value is then allocated.
Upon Spousal Continuation, the Account Value is increased to the Return of Purchase Payment Amount, if greater.
Subsequent to Spousal Continuation, the amount of the Death Benefit will be equal to the Account Value on the date we receive Due Proof of Death.
We allow a spouse to continue the Annuity even though he/she has reached or surpassed the Latest Annuity Date. However, upon such a spousal continuance, annuity payments would begin immediately. Spousal continuation is only permitted once under the Annuity.
PAYMENT OF DEATH BENEFITS
Alternative Death Benefit Payment Options – Annuity owned by Individuals (not associated with Tax-Favored Plans)
Except in the case of a Spousal Continuation as described above, upon your death, certain distributions must be made under the Non-Qualified Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent’s death before the Annuity Date, the Death Benefit must be distributed:
1.within five (5) years of the date of death (the “five-year deadline”); or
2.as a series of Annuity Payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Annuity Payments under this option must begin within one year of the date of death. If the Beneficiary does not begin installments by such time, then no partial withdrawals will be permitted thereafter and we require that the Beneficiary take the Death Benefit as a lump sum within the five-year deadline. If we do not receive instructions on where to send the payment within five-years of the date of death, the funds will be escheated.
3.If the Beneficiary is the surviving spouse of the Owner, the spouse may elect to continue the Annuity.
The Owner may elect the method of payment to each Beneficiary, subject to our then current rules, prior to the date of death of the decedent. When no such election is made as to a specific Beneficiary, such Beneficiary must elect the method of payment within 60 days of the date we receive all required documentation in Good Order in order to pay the Death Benefit to that Beneficiary. If no election is made within 60 days, the default will be distribution within five years of the date of death of the decedent as noted in (a) above. If the Beneficiary is the surviving spouse of the owner, the spouse may elect to continue the Annuity under (c) above.
The Owner may elect to have any amount of the proceeds due to a Beneficiary applied under any of the Annuity Options described in the “Annuity Payment Options” section, or any other option we then make available. If you make such an election, a Beneficiary may not alter such an election. However, if you have not previously made such an election, a Beneficiary may make such an election as to the proceeds due that Beneficiary. The

Beneficiary will be the “measuring life” for determining the amount of any annuity payments dependent on the continuation of life. We may require evidence satisfactory to us of the age of the measuring life prior to commencement of any annuity payments.
In the event of death on or after the Annuity Date, we distribute any payments due subsequent to an Owner’s or Annuitant’s death at least as rapidly as under the method of distribution in effect as of the date of such Owner’s or Annuitant’s death.
Alternative Death Benefit Payment Options – Annuity Held by Tax-Favored Plans
The Code provides for alternative death benefit payment options when a contract is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated beneficiary may generally elect to continue the contract and receive Required Minimum Distributions under the contract, instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated beneficiary and whether the beneficiary is your surviving spouse.
For deaths occurring after 2019, H.R. 1865, the Further Consolidated Appropriations Act of 2020 (which includes the "Setting Every Community Up for Retirement Enhancement" Act (SECURE Act)), impacts defined contribution plans and IRA balances death benefits paid starting in 2020. if you are an employee under a governmental plan, such as a section 403(b) plan of a public school or a governmental 457(b) plan, the new law applies if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies if you die after 2021 (unless the collective bargaining agreements terminate earlier).
•If you die after a designated Beneficiary has been named, the death benefit must be fully distributed by December 31st of the year including the ten year anniversary of the date of death (the “Qualified Ten-Year Deadline”) with the exception of “eligible designated beneficiaries.” “Eligible designated beneficiaries” may elect periodic payments not extending beyond the life expectancy of the “eligible designated beneficiary” (provided such payments begin by December 31st of the year following the year of death). Eligible designated beneficiaries generally include any designated beneficiary who is your surviving spouse, your child who has not reached majority, disabled and chronically ill beneficiaries (as specified by the Code) and any beneficiary who is not more than 10 years younger than you. In the case of a child who has not attained the age of majority, the Qualified Ten Year Deadline would apply as of the date the child attains the age of majority. The determination of whether a designated beneficiary is an “eligible designated beneficiary” shall be made as of the date of your death.
•If the “eligible designated beneficiary” does not begin installments by December 31st of the year following the year of death, then we require that the Beneficiary take the Death Benefit by the Qualified Ten-Year Deadline. However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death, or December 31st of the year in which you would have reached age 72, whichever is later. Additionally, if the Death Benefit is solely payable to (or for the benefit of) your surviving spouse, then the Annuity may be continued with your spouse as the Owner.
•If you die before a designated Beneficiary is named, If your beneficiary is not an individual, such as a charity, your estate, or a trust, any remaining interest after your death generally must be distributed as follows:
•If death occurs before the date Minimum Distributions must begin under the Code, the Death Benefit can be paid out in either a lump sum, by December 31st of the year that includes five year anniversary of the date of death,
•If death occurs after the date Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect.
•Where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.
For more information, see “Tax Considerations.” You may wish to consult a professional tax advisor about the federal income tax consequences of your beneficiary designations.
DEATH BENEFITS UNDER THE INDEX LINKED VARIABLE INCOME BENEFIT
Death of the Protected Life During the Savings Stage. Upon receipt of Due Proof of Death of the Protected Life, the Benefit will terminate and the Death Benefit provision of your Annuity and any Death Benefit Rider made a part of your Annuity will apply. If Spousal Continuation occurs under the terms of the Annuity, the Benefit will remain in force unless we are instructed otherwise and the spouse who continues the Annuity and the Benefit becomes the Joint Protected Life. If this occurs, the Income Percentage and Income Deferral Rate will be based on the applicable Joint Protected Life Income Percentage correlated with the age of the younger of the Joint Protected Lives as of the Index Effective Date.
Death of the Joint Protected Life During the Savings Stage. The Benefit will remain in force unless we are instructed otherwise or if the death of the Joint Protected Life would cause the Death Benefit provision of the Annuity to apply and Spousal Continuation does not occur under the terms of the Annuity. Otherwise, the Annual Income Amount will continue to be based on the applicable Joint Protected Life Income Percentage correlated with the age of the younger of the Joint Protected Lives and no changes to the Joint Protected Lives are permitted.

Death of the Protected Life During the Income Stage. Upon receipt of Due Proof of Death of the single Protected Life, the Benefit will terminate and the Death Benefit provision of your Annuity and any Death Benefit made a part of your Annuity will apply.
Death of the Joint Protected Life During the Income Stage. The Benefit will remain in force unless we are instructed otherwise or if the death of the Joint Protected Life would cause the Death Benefit provision of the Annuity to apply and Spousal Continuation does not occur under the terms of the Annuity. Otherwise, the Annual Income Amount will continue to be based on the applicable Joint Protected Life Income Percentage correlated with the age of the younger of the Joint Protected Lives and no changes to the Joint Protected Lives are permitted.
Any withdrawals reduce the Return of Purchase Payment portion of the Death Benefit proportionally. A charge for the Benefit is not considered a withdrawal and should not reduce the Return of Purchase Payment portion of the Death Benefit.

TAX CONSIDERATIONS
The tax considerations associated with an Annuity vary depending on whether the Annuity is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of Annuities below. The discussion is general in nature and describes only federal income tax law (not state, local, foreign or other federal tax laws). It is based on current law and interpretations which may change. The information provided is not intended as tax advice. The federal income tax treatment of the Annuity is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. Generally, the cost basis in an Annuity is the amount you pay into your Annuity, or into an annuity exchanged for your Annuity, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible contributions to a traditional IRA. We do not track cost basis for tax-favored retirement plans, which is the responsibility of the Owner.
On advisory products, you may establish an advisory fee deduction program for a qualified or non-qualified Annuity with no living benefit such that charges for investment advisory fees are not taxable to the Annuity Owner.  Please note that there are additional requirements that must be satisfied in order for investment advisory fee charges paid from a non-qualified Annuity to be treated as not taxable.  Advisory fee deduction programs are not permitted if the Annuity is commission based or has a living benefit. Charges for investment advisory fees that are taken from a qualified or non-qualified Annuity with a living benefit are treated as a partial withdrawal from the Annuity and will be tax reported as such to the Annuity Owner.
The discussion below generally assumes that the Annuity is issued to the Annuity Owner.
NONQUALIFIED ANNUITIES
In general, as used in this prospectus, a Nonqualified Annuity is owned by an individual or non-natural person and is not associated with a tax-favored retirement plan.
Taxes Payable by You
We believe the Annuity is an Annuity for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the Annuity. Generally, an Annuity issued by the same company (and affiliates) to you during the same calendar year must be treated as one Annuity for purposes of determining the amount subject to tax under the rules described below. We treat advisory fee payments as an expense of the Annuity and not a taxable distribution if your non-qualified Annuity satisfies the requirements of a Private Letter Ruling issued to us by the Internal Revenue Services (“IRS”). In accordance with the PLR, advisory fee payments from your non-qualified Annuity are treated as an expense as long as your advisor attests to Prudential that the PLR requirements have been met, including that the advisory fees will not exceed 1.5% of the Annuity’s cash value and the Annuity only pays the advisor for fees related to investment advice and no other services. The PLR does not generally allow such favorable tax treatment of advisory fee payments where a commission is also paid on the Annuity.
It is possible that the IRS could assert that some or all of the charges for the optional living or death benefits under the Annuity should be treated for federal income tax purposes as a partial withdrawal from the Annuity. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable income to the extent there are earnings in the Annuity. Additionally, for Owners under age 59½, the taxable income attributable to the charge for the benefit could be subject to an additional tax. If the IRS determines that the charges for one or more benefits under the Annuity are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.
Taxes on Withdrawals and Surrender Before Annuity Payments Begin
If you make a withdrawal from your Annuity or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as a return of cost basis, until all gain has been withdrawn. At any time there is no gain in your Annuity, payments will be treated as a nontaxable return of cost basis until all cost basis has been returned. After all cost basis is returned, all subsequent amounts will be taxed as ordinary income. An exception to this treatment exists for contracts purchased prior to August 14, 1982. Withdrawals are treated as a return of cost basis in the Annuity first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% additional tax.
You will generally be taxed on any withdrawals from the Annuity while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your Annuity as collateral for a loan, the part assigned generally will be treated as a withdrawal and subject to income tax to the extent of gain. If the entire Account Value is assigned or pledged, subsequent increases in the Account Value are also treated as withdrawals for as long as the assignment or pledge remains in place. The cost basis is increased by the amount includible in income with respect to such assignment or pledge. If you transfer your Annuity for less than full consideration, such as by gift, you will also trigger tax on any gain in the Annuity. This rule does not apply if you transfer the Annuity to your spouse or under most circumstances if you transfer the Annuity incident to divorce.
If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the Annuity to income tax.
Taxes on Annuity Payments
If you select an annuity payment option as described in the Access to Account Value section earlier in this prospectus, a portion of each annuity payment you receive will be treated as a partial return of your cost basis and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your cost basis (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the Annuity. After the full amount of your cost basis has been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your cost basis has been recovered, a tax deduction may be allowed for the unrecovered amount. Under the Tax Cuts and Jobs Act of 2017, this deduction is suspended until after 2025.
If your Account Value is reduced to $0 but the Annuity remains in force due to a benefit provision, further distributions from the Annuity will be reported as annuity payments, using an exclusion ratio based upon the undistributed cost basis in the Annuity and the total value of the anticipated future payments until such time as all cost basis has been recovered.
Maximum Annuity Date
You must commence annuity payments no later than the first day of the calendar month following the maximum Annuity Date for your Annuity. Upon reaching the maximum Annuity Date you can no longer make Purchase Payments, surrender, exchange, or transfer your contract. The maximum Annuity Date may be the same as the Latest Annuity Date as described elsewhere in this prospectus. For some of our Annuities, you can choose to defer the Annuity Date beyond the default or Latest Annuity Date, as applicable, described in your Annuity. However, the IRS may not then consider your Annuity to be an Annuity under the tax law.
Please refer to your Annuity contract for the maximum Annuity Date.
Partial Annuitization
We do not currently permit partial annuitization.
Medicare Tax on Net Investment Income
The Code includes a Medicare tax on investment income. This tax assesses a 3.8% surtax on the lesser of (1) net investment income or (2) the excess of “modified adjusted gross income” over a threshold amount. The “threshold amount” is $250,000 for married taxpayers filing jointly or qualifying widow(er) with dependent child, $125,000 for married taxpayers filing separately, $200,000 for all others, and approximately $12,750 for trusts. The taxable portion of payments received as a withdrawal, surrender, annuity payment, death benefit payment or any other actual or deemed distribution under the Annuity will be considered investment income for purposes of this surtax.
10% Additional Tax for Early Withdrawal from a Nonqualified Annuity
You may owe a 10% additional tax on the taxable part of distributions received from your Nonqualified Annuity before you attain age 59½. Amounts are not subject to this additional tax if:
1.the amount is paid on or after you reach age 59½;
2.the amount is paid on or after your death (or the death of the Annuitant when the owner is not an individual);
3.the amount received is attributable to your becoming disabled (as defined in the Code);
4.generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59½ or five years and modification of payments during that time period will result in retroactive application of the 10% additional tax); or
5.the amount received is paid under an immediate Annuity (within the meaning of the Code) and the annuity start date is no more than one year from the date of purchase (the first monthly annuity payment being required to be paid within 13 months).
Other exceptions to this tax may apply. You should consult your tax adviser for further details.
Special Rules in Relation to Tax-free Exchanges Under Section 1035
Section 1035 of the Code permits certain tax-free exchanges of a life insurance contract, Annuity or endowment contract for an Annuity, including tax-free exchanges of annuity death benefits for a Beneficiary Annuity. Partial exchanges may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of the partially exchanged amount as well as the 10% additional tax on pre-age 59½ withdrawals. In Revenue Procedure 2011-38, the IRS indicated that, for partial exchanges on or after October 24, 2011, where there is a surrender or distribution from either the initial Annuity or receiving Annuity within 180 days of the date on which the partial exchange was completed (other than an amount received as an annuity for a period of 10 years or more or during one or more lives), the IRS may not treat the transaction, as a tax-free Section 1035 exchange. The IRS will apply general tax rules to determine the substance and treatment of the transaction in such cases. We strongly urge you to discuss any partial exchange transaction of this type with your tax adviser before proceeding with the transaction.
If an Annuity is purchased through a tax-free exchange of a life insurance contract, Annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new Annuity prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a return of cost basis first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% additional tax.
After you elect an Annuity Payout Option, we do not allow you to exchange your Annuity.

Taxes Payable by Beneficiaries for a Nonqualified Annuity
If an Owner dies before the Annuity Date, the Death Benefit distributions are subject to ordinary income tax to the extent the distribution exceeds the cost basis in the Annuity. The value of the Death Benefit, as determined under federal law, is also included in the Owner’s estate for federal estate tax purposes. Generally, the same income tax rules described above would also apply to amounts received by your Beneficiary. Choosing an option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit:
1.As a lump sum payment, the Beneficiary is taxed in the year of payment on gain in the Annuity.
2.Within 5 years of death of Owner, the Beneficiary is taxed on the lump sum payment. The Death Benefit must be taken as one lump sum payment within 5 years of the death of the Owner. Partial withdrawals are not permitted to be paid to Beneficiaries under our Annuity contracts.
3.Under an Annuity or Annuity settlement option where distributions begin within one year of the date of death of the Owner, the Beneficiary is taxed on each payment with part as gain and part as return of cost basis. After the full amount of cost basis has been recovered tax-free, the full amount of the annuity payments will be taxable.
After the Annuity Date, if a period certain remains under the annuity option and the Annuitant dies before the end of that period, any remaining payments made to the Beneficiary will be fully excluded from income until the remaining investment in the contract is recovered and all annuity payments thereafter are fully includible in income. If we allow the Beneficiary to commute the remaining payments in a lump sum, the proceeds will be taxable as a surrender.
Considerations for Contingent Annuitants: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity is held by a pension plan or a tax favored retirement plan, or held by a Custodial Account (as defined earlier in this prospectus). In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity continues after the death of the Annuitant. However, tax deferral should be provided instead by the pension plan, tax favored retirement plan, or Custodial Account. We may also allow the naming of a contingent annuitant when a Nonqualified Annuity is held by an entity owner when such Annuities do not qualify for tax deferral under the current tax law. This does not supersede any benefit language which may restrict the use of the contingent annuitant.
Reporting and Withholding on Distributions
Amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity payment, we apply default withholding under the applicable tax rules unless you designate a different withholding status. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. If you are a U.S. person (which includes a resident alien), and you request a payment be delivered outside the United States or do not provide a U.S. taxpayer identification number, we are required to withhold income tax.
State income tax withholding rules vary and we will withhold based on the rules of your state of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.
Regardless of the amount withheld by us, you are liable for payment of income taxes (including any estimated taxes that may be due) on the taxable portion of annuity distributions. You should consult with your tax adviser regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.
Entity Owners
Where an Annuity is held by a non-natural person (e.g., a corporation, partnership), other than as an agent or nominee for a natural person (or in other limited circumstances), increases in the value of the Annuity over its cost basis will be subject to tax annually.
Where an Annuity is issued to a Charitable Remainder Trust (CRT), increases in the value of the Annuity over its cost basis will be subject to tax reporting annually. As there are charges for the optional living and death benefits described elsewhere in this prospectus, and such charges reduce the contract value of the Annuity, trustees of the CRT should discuss with their legal advisers whether election of such optional living or death benefits violates their fiduciary duty to the remainder beneficiary.
Where an Annuity is issued to a trust, and such trust is characterized as a grantor trust under the Code, such Annuity is generally not considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity held by a natural person, provided that all grantors of the trust are natural persons. At this time, we will not issue an Annuity to grantor trusts with more than two grantors.
Where the Annuity is owned by a grantor trust, the Annuity must be distributed within five years after the date of the first grantor’s death (or the Annuitant’s death in certain instances) under Section 72(s) of the Code. See the “Death Benefits” section for scenarios where a Death Benefit or Surrender Value is payable depending upon the underlying facts.

Trusts are required to complete and submit a Certificate of Entity form, and we will tax report based on the information provided on this form.
Annuity Qualification
Diversification And Investor Control. In order to qualify for the tax rules applicable to Annuities described above, the investment assets in the Sub-accounts Nonqualified Annuity must be diversified according to certain rules under the Code. Each Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment, and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the U.S. or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolios underlying the variable Investment Options of the Annuity meet these diversification requirements.
An additional requirement for qualification for the tax treatment described above is that we, and not you as the Annuity Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an Annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable Annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.
Required Distributions Upon Your Death for a Nonqualified Annuity. Upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the Annuity must be distributed within five years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). If the Beneficiary does not begin installments within one year of the date of death, no partial withdrawals will be permitted thereafter, and we require that the Beneficiary take the Death Benefit as a lump sum within the five-year deadline. Your designated Beneficiary is the person to whom benefit rights under the Annuity pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the Annuity may be continued with your spouse as the Owner. For Nonqualified Annuities owned by a non-natural person, the required distribution rules generally apply upon the death of the Annuitant. This means that for an Annuity held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitant to die.
Changes To Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an Annuity for tax purposes. Any such changes will apply to all Annuity Owners and you will be given notice to the extent feasible under the circumstances.
QUALIFIED ANNUITIES
In general, as used in this prospectus, a Qualified Annuity is an Annuity with applicable endorsements for a tax-favored plan or a Nonqualified Annuity held by a tax-favored retirement plan.
The following is a general discussion of the tax considerations for Qualified Annuities. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your financial professional prior to purchase to confirm if this Annuity is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this Annuity.
A Qualified Annuity may typically be purchased for use in connection with:
1.Individual retirement accounts and annuities (IRAs), including inherited IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;
2.Roth IRAs, including inherited Roth IRAs (which we refer to as a Beneficiary Roth IRA) under Section 408A of the Code;
3.A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);
4.H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code);
5.Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs);
6.Section 457 plans (subject to 457 of the Code).
A Nonqualified Annuity may also be purchased by a 401(a) trust, a custodial IRA or a custodial Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in Annuities. This means that when a tax favored plan invests in an Annuity, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).
Types of Tax-favored Plans
IRAs. The “IRA Disclosure Statement” and “Roth IRA Disclosure Statement” which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (the material terms are summarized in this prospectus and in those Disclosure Statements), the IRS requires that you have a “Free Look” after making an initial contribution to the Annuity. During this time, you can cancel the Annuity by notifying us in writing, and we will refund the greater of all purchase payments under the Annuity or the Account Value, less any applicable federal and state income tax withholding.
Contribution Limits/Rollovers. Subject to the minimum purchase payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a “rollover” of amounts from a qualified retirement plan, as a transfer from another IRA, by making a contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the later applicable due date of your federal income tax return, without extension), or as a current year contribution. Contribution amounts are indexed for inflation. The IRS generally provides contribution limits for the subsequent year in the fourth quarter of the current year. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation. Go to www.irs.gov for the contribution limits for each year. The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). For IRA rollovers, an individual can only make an IRA to IRA rollover if the individual has not made a rollover involving any IRAs owned by the individual in the prior 12 months. An IRA transfer is a tax-free trustee-to-trustee “transfer” from one IRA account to another. IRA transfers are not subject to this 12-month rule There is no age limitation with regard to contributions to a traditional IRA as long as the earned income requirements are met.
In some circumstances, non-spouse Beneficiaries may roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans. However, the rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover. An inherited IRA must be directly rolled over from the employer plan or transferred from an IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA.
Required Provisions. Annuities that are IRAs (or endorsements that are part of the contract) must contain certain provisions:
1.You, as Owner of the Annuity, must be the “Annuitant” under the contract (except in certain cases involving the division of property under a decree of divorce);
2.Your rights as Owner are non-forfeitable;
3.You cannot sell, assign or pledge the Annuity;
4.The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts or amounts transferred by trustee-to-trustee transfer);
5.The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70½ (or age 72, for distributions required to be made after December 31, 2019, with respect to individuals who attain 70 ½ after such date); and
6.Death and annuity payments must meet Required Minimum Distribution rules described below.
Usually, the full amount of any distribution from an IRA (including a distribution from this Annuity) which is not a transfer or rollover is taxable. As taxable income, these distributions are subject to the general income tax withholding rules described earlier regarding an Annuity in the Nonqualified Annuity section. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:
1.A 10% early withdrawal additional tax described below;
2.Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or
3.Failure to take a Required Minimum Distribution, also described below.
SEPs. SEPs are a variation on a standard IRA, and Annuities issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:
1.If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of (a) the annual employer contribution limit as indexed for inflation, or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer’s SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. Go to www.irs.gov for the current year contribution limit and compensation limit.

2.SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and
3.SEPs that contain a salary reduction or “SARSEP” provision prior to 1997 may permit salary deferrals from employee income. Contribution amounts are indexed for inflation. The IRS generally provides contribution limits for the subsequent year in the fourth quarter of the current year. with the employer making these contributions to the SEP. However, no new “salary reduction” or “SARSEPs” can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year are permitted to contribute an additional catch up contribution amount. These amounts are indexed for inflation. Go to www.irs.gov for the current year contribution limit and catch up contribution limit. Not all Annuities issued by us are available for SARSEPs. You will also be provided the same information, and have the same “Free Look” period, as you would have if you purchased the Annuity for a standard IRA.
ROTH IRAs. The “Roth IRA Disclosure Statement” contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:
1.Contributions to a Roth IRA cannot be deducted from your gross income;
2.“Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59½; (b) after the Owner’s death; (c) due to the Owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.
3.If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA during your lifetime, and distributions are not required during the owner’s lifetime.
Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for a Roth IRA in connection with a “rollover” of amounts of another traditional IRA, SEP, SIMPLE-IRA, employer sponsored retirement plan (under Sections 401(a) or 403(b) of the Code) or Roth IRA; or, if you meet certain income limitations, by making a contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. The Code permits persons who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a “rollover” of all or any part of the amount of such distribution to a Roth IRA which they establish (a "conversion"). The conversion of non-Roth accounts triggers current taxation (but is not subject to a 10% early distribution additional tax).
The Code also permits the recharacterization of current year contribution amounts from a traditional IRA, SEP, or SIMPLE IRA into a Roth IRA, or from a Roth IRA to a traditional IRA. Recharacterization is accomplished through a trustee-to-trustee transfer of a contribution (or a portion of a contribution) plus earnings, between different types of IRAs. A properly recharacterized contribution is treated as a contribution made to the second IRA instead of the first IRA. Such recharacterization must be completed by the applicable tax return due date (with extensions).
Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under Sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA. However, it is our understanding of the Code that non-spouse Beneficiaries cannot “rollover” benefits from a traditional IRA to a Roth IRA.
TDAs. In general, you may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) Annuity) if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the Annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement subject to specific limits. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional amount. This amount is indexed for inflation. Go to www.irs.gov for the current year contribution limit and catch up contribution limit. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a governmental 457(b) plan. An Annuity may generally only qualify as a TDA if distributions of salary deferrals (other than “grandfathered” amounts held as of December 31, 1988) may be made only on account of:
1.Your attainment of age 59½;
2.Your severance of employment;
3.Your death;
4.Your total and permanent disability; or
5.Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70½ (or age 72 shall apply to distributions required to be made after December 31, 2019, with respect to individuals who attain age 70½ after such date), or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the Annuity, or to any “direct transfer” of your interest in the Annuity to another employer’s TDA plan or mutual fund “custodial account” described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to “qualified” retirement plans.
Caution: Under IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information-sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g., transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer’s approval in written or electronic form.
Late Rollover Self-Certification
You may be able to apply a rollover contribution to your IRA or qualified retirement plan after the 60-day deadline through a self-certification procedure established by the IRS. Please consult your tax or legal adviser regarding your eligibility to use this self-certification procedure. As indicated in this IRS guidance, we, as a financial institution, are not required to accept your self-certification for waiver of the 60-day deadline.
Required Minimum Distributions and Payment Options
If you hold the Annuity under an IRA (or other tax-favored plan), Required Minimum Distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70½ (or age 72 shall apply to distributions required to be made after December 31, 2019, with respect to individuals who attain age 70½ after such date) and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner’s lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required Minimum Distributions are calculated based on the sum of the Account Value and the actuarial value of any additional living and death benefits from optional riders that you have purchased under the Annuity. As a result, the Required Minimum Distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of payments under the living and death benefit optional riders.
You can use the Minimum Distribution option to satisfy the Required Minimum Distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the Required Minimum Distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the Annuity as of December 31 of the prior year, but is determined without regard to other Annuities you may own. If a trustee to trustee transfer or direct rollover of the full contract value is requested when there is an active Required Minimum Distribution program running, the Required Minimum Distribution will be removed and sent to the Owner prior to the remaining funds being sent to the transfer institution.
Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.
Charitable IRA Distributions.
Certain qualified IRA distributions used for charitable purposes are eligible for an exclusion from gross income, up to $100,000, for otherwise taxable IRA distributions from a traditional or Roth IRA. A qualified charitable distribution is a distribution that is made (1) directly by the IRA trustee to certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70½. Distributions that are excluded from income under this provision are not taken into account in determining the individual’s deductions, if any, for charitable contributions. Effective 2020, the amount of your qualified charitable distributions that are excluded from income for a tax year is reduced (but not below zero) by the excess of: (1)  the total amount of your IRA deductions allowed for all tax years ending on or after the date you attain age 70½, over (2)  the total amount of reductions for all tax years preceding the current tax year.
The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements of the charitable giving incentive. Consistent with the applicable IRS instructions, we report these distributions as normal IRA distributions on Form 1099-R. Individuals are responsible for reflecting the distributions as charitable IRA distributions on their personal tax returns.
Required Distributions Upon Your Death for a Qualified Annuity
Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, any remaining interest must be distributed in accordance with federal income tax requirements. The information provided below applies to Owners who die after 2019. For Owner deaths prior to 2020, please consult your tax advisor regarding the applicable post-death distribution requirements.

•If you have a designated beneficiary, any remaining interest must be distributed within 10 years after your death, unless the designated beneficiary is an “eligible designated beneficiary” (“EDB”) or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by the employee or IRA owner. An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than 10 years younger than you. An individual’s status as an EDB is determined on the date of your death.
This 10-year post-death distribution period applies regardless of whether you die before your required beginning date, or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this 10-year rule, the remaining interest must be distributed within 10 years after the EDB’s death (i.e., a new 10-year distribution period begins).
Instead of taking distributions under the 10-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence by December 31st of the year after your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within 10 years after the EDB’s death (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of 18 and any remaining interest must be distributed with 10 years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than 10 years).
If you are an employee under a governmental plan, such as a section 403(b) plan of a public school or a governmental 457(b) plan, this new law applies if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, this new law generally applies if you die after 2021 (unless the collective bargaining agreements terminate earlier).
If you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than 10 years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be commuted at the end of that period (or otherwise modified after your death if permitted under federal tax law and by Prudential) in order to comply with the post-death distribution requirements.
The new post-death distribution requirements do not apply if annuity payments that comply with prior law commenced prior to December 20, 2019. Also, even if annuity payments have not commenced prior to December 20, 2019, the new requirements generally do not apply to an immediate annuity contract or a deferred income annuity contract (including a qualifying lifetime annuity contract, or “QLAC”)) purchased prior to that date, if you have made an irrevocable election before that date as to the method and amount of the annuity.
If your beneficiary is not an individual, such as a charity, your estate, or a trust, any remaining interest after your death generally must be distributed in accordance with the 5-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the law can apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries. You may wish to consult a professional tax advisor about the federal income tax consequences of your beneficiary designations.
In addition, these post-death distribution requirements generally do not apply if the employee or IRA owner died prior to January 1, 2020. However, if the designated beneficiary of the deceased employee or IRA owner dies after January 1, 2020, any remaining interest must be distributed within 10 year of the designated beneficiary’s death. Hence, this 10-year rule will apply to (1) a contract issued prior to 2020 which continues to be held by a designated beneficiary of an employee or IRA owner who died prior to 2020, and (2) an inherited IRA issued after 2019 to the designated beneficiary of an employee or IRA owner who died prior to 2020.
•Spousal continuation. If your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse’s death by transferring the remaining interest tax-free to your surviving spouse’s own IRA, or by treating your IRA as your surviving spouse’s own IRA.
The post-death distribution requirements are complex and unclear in numerous respects. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.
A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules. Note that in 2014, the U.S. Supreme Court ruled that Inherited IRAs, other than IRAs inherited by the owner’s spouse, do not qualify as retirement assets for purposes of protection under the federal bankruptcy laws.
Until withdrawn, amounts in a Qualified Annuity continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax adviser for tax advice as to your particular situation.
For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.
10 % Additional Tax for Early Withdrawals from a Qualified Annuity You may owe a 10% additional tax on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59½. Amounts are not subject to this additional tax if:

1.the amount is paid on or after you reach age 59½ or die;
2.the amount received is attributable to your becoming disabled; or
3.generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59½ or five years. Modification of payments or additional contributions to the Annuity during that time period will result in retroactive application of the 10% additional tax.)
Other exceptions to this tax may apply. You should consult your tax adviser for further details.
Withholding
For 403(b) Tax Deferred annuities, we will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is “directly” rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, governmental 457(b) plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a governmental 457(b) plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. We will not withhold for payments made from trustee owned Annuities or for payments under a 457 plan. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
1.For any annuity payments not subject to mandatory withholding, you will have taxes withheld under the applicable default withholding rules; and
2.For all other distributions, we will withhold at a 10% rate.
If no U.S. taxpayer identification number is provided, no election out of withholding will be allowed, and we will automatically withhold using the default withholding rules. We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax adviser to find out more information on your potential liability if you fail to pay such taxes. If you are a U.S. person (which includes a resident alien), and you request a payment be delivered outside the U.S., we are required to withhold income tax. There may be additional state income tax withholding requirements.
CARES Act impacts. In 2020, Congress passed the Coronavirus Aid, Relief and Economic Security (CARES) Act. This law includes provisions that impact Individual Retirement Annuities (IRAs), Roth IRAs and employer sponsored qualified retirement plans. While most provisions applied only to 2020, certain items impact future years as well.
Waiver of Required Minimum Distributions (RMDs) for 2020. The requirement to take minimum distributions from defined contribution plans and IRAs was waived for 2020.  For deaths occurring before 2020, if the post-death 5-year rule applies, the 5-year period is determined without regard to calendar year 2020 and thus, the 5 year rule is extended by one year.  The 1-year election rule for life expectancy payments by an eligible beneficiary is also extended by 1 year so that for a 2019 death, the election for a lifetime payout can be made by December 21, 2021.
Withdrawals from Employer Plans and IRAs, including Roth IRAs. Relief was provided for “coronavirus-related distributions” (as defined by federal tax law) from qualified plans and IRAs. The relief applies to such distributions made at any time on or after January 1, 2020 and before December 31, 2020 and permits recontribution of such distribution to a plan or IRA within three years. The recontribution is generally treated as a direct trustee-to-trustee transfer within 60 days of the distribution.  Please note that recontributions to certain plans or IRAs may not be allowed based on plan or contract restrictions.
The distribution must have come from an “eligible retirement plan” within the meaning of Code section 402(c)(8)(B), i.e., an IRA, 401(a) plan, 403(a) plan, 403(b) plan, or governmental 457(b) plan.  The relief was limited to aggregate distributions of $100,000.
Plan Loans. Relief is provided with respect to plan loans taken by any “qualified individual” (as defined by federal tax law) who is affected by the coronavirus in that the due date for any repayment on a loan that otherwise is due between March 27, 2020 (the date of enactment) and December 31, 2020, would be delayed for one year.  This also would extend the maximum loan period (normally five years).
ERISA Requirements
ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for these purposes, an IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the Annuity. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Annuity. This information has to do primarily with the fees, charges, discounts and other costs related to the Annuity, as well as any commissions paid to any agent selling the Annuity. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuities.

Other relevant information required by the exemptions is contained in the contract and accompanying documentation.
Please consult with your tax adviser if you have any questions about ERISA and these disclosure requirements.
Spousal Consent Rules for Retirement Plans – Qualified Annuities
If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.
Defined Benefit Plans and Money Purchase Pension Plans. If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a “qualified joint and survivor annuity” (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an Annuity for your spouse’s lifetime and is called a “qualified pre-retirement survivor annuity” (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.
Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an Annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.
IRAs, non-ERISA 403(b) Annuities, and 457 Plans. Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.
ADDITIONAL CONSIDERATIONS
Reporting and Withholding for Escheated Amounts
Revenue Rulings 2018-17 and 2020-24 provide that an amount transferred from an IRA or 401(a) qualified retirement plan to a state’s unclaimed property fund is subject to federal income tax withholding at the time of transfer. The amount transferred is also subject to federal tax reporting. Consistent with these Rulings, we will withhold federal and state income taxes and report to the applicable Owner or Beneficiary as required by law when amounts are transferred to a state’s unclaimed property fund.
Gifts and Generation-skipping Transfers
If you transfer your Annuity to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your Annuity to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37½ years younger than you, there may be generation-skipping transfer tax consequences.
Civil Unions and Domestic Partnerships
U.S. Treasury Department regulations provide that for federal tax purposes, the term “spouse” does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a Beneficiary of a deceased Owner and the Owner were parties to such a relationship, the Beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Contract. Please consult with your tax or legal adviser before electing the Spousal Benefit for a civil union partner or domestic partner.

ADDITIONAL INFORMATION
Reserved Rights
In addition to rights specifically reserved elsewhere in this Annuity, we reserve the right to perform any or all of the following: (a) combine Variable Subaccount with other Variable Subaccounts; (b) combine the Variable Separate Account(s) shown in the Annuity Schedule with other "unitized" separate accounts; (c) combine the Index Strategies Separate Account with other “non-unitized,” “non-insulated” separate accounts; (d) deregister the Variable Separate Account(s) shown in the Annuity Schedule under the Investment Company Act; (e) operate the Variable Separate Account(s) shown in the Annuity Schedule as a management investment company under the Investment Company Act or in any other form permitted by law; (f) make changes required by any change in the federal securities laws, including, but not limited to, the Securities Act, the Exchange Act, the Investment Company Act, or any changes to the Securities and Exchange Commission’s interpretation thereof; (g) make changes that are necessary to maintain the tax status of your Annuity, any rider, amendment or endorsement attached hereto or any charge or distribution from your Annuity under the Code; (h) to establish a provision for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account; (i) make any changes required by Federal or state laws with respect to annuity contracts; and (j) to the extent dictated by any underlying mutual fund, impose a redemption fee or restrict transactions within any Variable Subaccount. We reserve the right to modify this Annuity without receiving your prior consent, except as may be required by any applicable law, if we are required to make changes necessary to comply with state regulatory requirements, Internal Revenue Service ("IRS") requirements or other federal requirements.
If an Index is no longer available to us, or if the manner by which the Index is determined substantially changes, we will substitute a comparable Index. We may eliminate Variable Subaccounts, restrict or prohibit additional allocations to certain Variable Subaccounts, or substitute one or more new underlying mutual funds or Portfolios for the one in which a Variable Subaccount is invested in which case any reference to pro-rata allocations would include only those Variable Subaccounts that do not restrict or prohibit additional allocations. Substitutions may be necessary if we believe an underlying mutual fund or portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or portfolio, or because the underlying mutual fund or portfolio is no longer available for investment, or for any other reason. We would obtain any regulatory prior approval. We would obtain any required regulatory prior approval. We will notify you and any assignee of the substitution.
Claims of Creditors
To the extent permitted by law, no payment or value under this Annuity is subject to the claims of your creditors or those of any other Owner, any Annuitant, or any Beneficiary.
Deferral of Transactions
We may defer any annuity payment for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from any annuity payout for more than thirty days, we will pay interest as required by state law. We may defer any distribution from any Allocation Option or any transfer from Allocation Options for a period not to exceed seven calendar days from the date the transaction is effected.
Facility of Payment
Subject to applicable law, we reserve the right, in settlement of full liability, to make payments to a guardian, conservator or other legal representative if a payee is legally incompetent.
Tax Reporting and Withholding
Events giving rise to such tax reporting and withholding include, but are not limited to: (a) annuity payments; (b) payment of Death Benefits; (c) other distributions from the Annuity; and (d) transfers and assignments.
Service Providers
PALAC conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” under the Investment Company Act of 1940. The entities engaged by PALAC may change over time. As of December 31, 2020, non-affiliated entities that could be deemed service providers to PALAC and/or an affiliated insurer within the PALAC business unit consisted of those set forth in the table below.

Name of Service Provider	Services Provided	Address
Broadridge Investor Communication	Proxy services and regulatory mailings	51 Mercedes Way, Edgewood, NY 11717
EDM Americas	Records management and administration of annuity contracts	301 Fayetteville Street, Suite 1500, Raleigh, NC 27601
EXL Service Holdings, Inc	Administration of annuity contracts	350 Park Avenue, 10th Floor, New York, NY 10022
National Financial Services	Clearing firm for Broker Dealers	82 Devonshire Street Boston, MA 02109
Open Text, Inc	Fax Services	100 Tri-State International Parkway, Lincolnshire, IL 60069
PERSHING LLC	Clearing firm for Broker Dealers	One Pershing Plaza, Jersey City, NJ 07399
The Depository Trust Clearinghouse Corporation	Clearing and settlement services for Distributors and Carriers.	55 Water Street, 26th Floor, New York, NY 10041
Thomson Reuters	Tax reporting services	3 Times Square New York, NY 10036
Universal Wilde	Composition, printing, and mailing of contracts and benefit documents	26 Dartmouth Street, Westwood, MA 02090
Venio Systems LLC	Claim related services	4031 University Drive, Suite 100, Fairfax, VA 22030
Cyber Security Risks. We provide information about cyber security risks associated with the Annuity in the Statement of Additional Information.
WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?
The underlying Portfolios are registered as an open-end management investment company, or series thereof, under the Investment Company Act. Shares of the underlying Portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.
Voting Rights
We are the legal owner of the shares of the underlying Portfolios in which the Subaccounts invest. However, under current SEC rules, you have voting rights in relation to Account Value allocated to the Subaccounts. If an underlying Portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Subaccount. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also “mirror vote” shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given Portfolio held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying Portfolio seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying Portfolio’s shareholder meeting and toward the ultimate outcome of the vote. Thus, under “mirror voting”, it is possible that the votes of a small percentage of Owners who actually vote will determine the ultimate outcome.
We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available Variable Investment Subaccounts or to approve or disapprove an investment advisory contract for a Portfolio. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Portfolios associated with the available Variable Investment Subaccounts, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations. If we disregard Owner voting instructions, we will advise Owners of our action and the reasons for such action in the next available annual or semi-annual report.
We will furnish those Owners who have Account Value allocated to a Subaccount whose underlying Portfolio has requested a “proxy” vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying Portfolio that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.
Material Conflicts
In the future, it may become disadvantageous for separate accounts of variable life insurance and variable annuity contracts to invest in the same underlying Portfolios. Neither the companies that invest in the Portfolios nor the Portfolios currently foresee any such disadvantage. The Board of Directors for each Portfolio intends to monitor events in order to identify any material conflict between variable life insurance policy owners and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:
(1)changes in state insurance law;
(2)changes in federal income tax law;
(3)changes in the investment management of any Variable Investment Subaccount; or
(4)differences between voting instructions given by variable life insurance policy owners and variable annuity contract owners.

Fees and Payments Received by PALAC
As detailed below, PALAC and our affiliates receive substantial payments from the underlying Portfolios and/or related entities, such as the Portfolios’ advisers and subadvisers. Because these fees and payments are made to PALAC and our affiliates, allocations you make to the underlying Portfolios benefit us financially. In selecting Portfolios available under the Annuity, we consider the payments that will be made to us. For more information on factors we consider when selecting the Portfolios under the Annuity, see “Variable Investment Subaccounts” under “Investment Options” earlier in this prospectus.
We receive Rule 12b-1 fees which compensate our affiliate, Prudential Annuities Distributors, Inc., for distribution and administrative services (including recordkeeping services and the mailing of prospectuses and reports to Owners invested in the Portfolios). These fees are paid by the underlying Portfolio out of each Portfolio’s assets and are therefore borne by Owners.
We also receive administrative services payments from the Portfolios or the advisers of the underlying Portfolios or their affiliates. The maximum combined 12b-1 fees and administrative services payments we receive with respect to a Portfolio are generally equal to an annual rate of 0.55% of the average assets allocated to the Portfolio under the Annuity (in certain cases, however, this amount may be equal to an annual rate of 0.60% of the average assets allocated to the Portfolio). We expect to make a profit on these fees and payments and consider them when selecting the Portfolios available under the Annuity.
In addition, an adviser or subadviser of a Portfolio or a distributor of the Annuity (not the Portfolios) may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms’ registered representatives, and creating marketing material discussing the Annuity, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, subadviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, subadviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, subadvisers, or distributors and the amounts of such payments may vary between and among each adviser, subadviser, and distributor depending on their respective participation. We may also consider these payments and reimbursements when selecting the Portfolios available under the Annuity. For the annual period ended December 31, 2020, with regard to the total annual amounts that were paid (or as to which a payment amount was accrued) under the kinds of arrangements described in this paragraph, the amounts for any particular adviser, subadviser or distributor ranged from $[ ] to $[ ]. These amounts relate to all individual variable annuity contracts issued by PALAC or its affiliates, not only the Annuity covered by this prospectus.
In addition to the payments that we receive from underlying Portfolios and/or their affiliates, those same Portfolios and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuity contracts or life insurance policies offered by different Prudential business units.
WHO DISTRIBUTES ANNUITIES OFFERED BY PALAC?
Prudential Annuities Distributors, Inc. (PAD) is the distributor and principal underwriter of the Annuity offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products and the AST Portfolios. PAD’s principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Exchange Act and is a member of the Financial Industry Regulatory Authority (FINRA).
The Annuity is offered on a continuous basis. PAD enters into distribution agreements with both affiliated and unaffiliated broker-dealers who are registered under the Exchange Act (“Firms”). Applications for the Annuity are solicited by registered representatives of those firms. PAD utilizes a network of its own registered representatives to wholesale the Annuity to Firms. Because the Annuity offered through this prospectus is an insurance product as well as a security, all registered representatives who sell the Annuity are also appointed as insurance agents of PALAC.
PALAC sells its annuity products through multiple distribution channels, including (1) independent broker-dealer firms and financial planners; (2) broker-dealers that are members of the New York Stock Exchange, including “wirehouse” and regional broker-dealer firms; and (3) broker-dealers affiliated with banks or that specialize in marketing to customers of banks. Although we are active in each of those distribution channels, the majority of our sales have come from the independent broker-dealer firms and financial planners.
Under the selling agreements, cash compensation in the form of commissions is paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made. Alternative compensation schedules are available that generally provide a lower initial commission plus ongoing quarterly compensation based on all or a portion of the Account Value. We may also provide cash compensation to the distributing firm for providing ongoing service to you in relation to your Annuity. These payments may be made in the form of percentage payments based upon “Assets under Management” or “AUM,” (total assets), subject to certain criteria in certain PALAC products. These payments may also be made in the form of percentage payments based upon the total amount of money received as Purchase Payments under PALAC annuity products sold through the firm. Commissions and other cash compensation paid in relation to your Annuity do not result in any additional charge to you or to the Separate Account.
In connection with the sale and servicing of the Annuity, Firms may receive cash compensation and/or non-cash compensation. Cash compensation includes discounts, concessions, fees, service fees, commissions, asset based sales charges, loans, overrides, or any cash employee benefit received in connection with the sale and distribution of variable contracts. Non-cash compensation includes any form of compensation received in connection with the sale and distribution of variable contracts that is not cash compensation, including but not limited to merchandise, gifts, travel expenses, meals and lodging.
We may also provide cash compensation to the distributing Firm for providing ongoing service to you in relation to the Annuity. These payments may be made in the form of percentage payments based upon “Assets under Management” or “AUM,” (total assets), subject to certain criteria in certain PALAC products. These payments may also be made in the form of percentage payments based upon the total amount of money received as Purchase Payments under PALAC annuity products sold through the Firm.
In addition, in an effort to promote the sale of our products (which may include the placement of PALAC and/or the Annuity on a preferred or recommended company or product list and/or access to the Firm's registered representatives), we, or PAD, may enter into non-cash compensation arrangements with certain Firms with respect to certain or all registered representatives of such Firms under which such Firms may receive fixed payments or reimbursement. These types of fixed payments are made directly to or in sponsorship of the Firm and may include, but are not limited to payment for: training of sales personnel; marketing and/or administrative services and/or other services they provide to us or our affiliates; educating customers of the firm on the Annuity's features; conducting due diligence and analysis; providing office access, operations, systems and other support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuities; conferences (national, regional and top producer); sponsorships; speaker fees; promotional items; a dedicated marketing coordinator; priority sales desk support; expedited marketing compliance approval and preferred programs to PAD; and reimbursements to Firms for marketing activities or other services provided by third-party vendors to the Firms and/or their registered representatives. To the extent permitted by FINRA rules and other applicable laws and regulations, we or PAD may also pay or allow other promotional incentives or payments in other forms of non-cash compensation (e.g., gifts, occasional meals and entertainment, sponsorship of due diligence events). Under certain circumstances, Portfolio advisers/subadvisers or other organizations with which we do business (“Entities”) may also receive incidental non-cash compensation, such as occasional meals and nominal gifts. The amount of this non-cash compensation varies widely because some may encompass only a single event, such as a conference, and others have a much broader scope.
Cash and/or non-cash compensation may not be offered to all Firms and Entities and the terms of such compensation may differ between Firms and Entities. In addition, we or our affiliates may provide such compensation, payments and/or incentives to Firms or Entities arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.
A list of the firms to whom PALAC pays an amount under these arrangements is provided below. You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuity than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to an annuity product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity. Further information about the firms that are part of these compensation arrangements appears in the Statement of Additional Information, which is available without charge upon request.
The list below includes the names of the firms that we are aware as of December 31, 2020 received cash compensation with respect to our annuity business during 2020 (or as to which a payment amount was accrued during 2020). The firms listed below include those receiving payments in connection with marketing of products issued by Prudential Annuities Life Assurance Corporation. During 2020, the least amount paid, and greatest amount paid, were $ and $, respectively.
Name of Firm:

Allstate Financial Srvcs, LLC	Kestra Investment Services	The Investment Center
AMERICAN PORTFOLIO FIN SVCS INC	KMS Financial Services, Inc.	TransAmerica Financial Advisors, Inc.
ASSOCIATED SECURITIES CORP	Lincoln Financial Advisors	Triad Advisors, Inc.
AXA Advisors, LLC	Lincoln Financial Securities Corporation	UBS Financial Services, Inc.
BBVA Securities, Inc.	Lincoln Investment Planning	United Planners Fin. Serv.
BFT Financial Group, LLC	LPL Financial Corporation	Waddell & Reed
Cadaret, Grant & Co., Inc.	M Holdings Securities, Inc	WATERSTONE FINANCIAL GROUP INC
Cambridge Investment Research, Inc.	MML Investors Services, Inc.	Wells Fargo Advisors LLC
Centaurus Financial, Inc.	Morgan Stanley Smith Barney	WELLS FARGO ADVISORS LLC - WEALTH
Cetera Advisor Network LLC	Mutual Service Corporation	Wells Fargo Investments LLC
CFD Investments, Inc.	Next Financial Group, Inc.	Woodbury Financial Services
Citizens Securities, Inc.	PNC Investments, LLC
Commonwealth Financial Network	ProEquities
Crown Capital Securities, L.P.	RBC CAPITAL MARKETS CORPORATION
CUNA Brokerage Svcs, Inc.	Robert W. Baird & Co. Inc.
CUSO Financial Services, L.P.	Royal Alliance Associates
Equity Services, Inc.	SA Stone Wealth Management

FSC Securities Corp.	SAGEPOINT FINANCIAL, INC.
Geneos Wealth Management, Inc.	Securian Financial Svcs, Inc.
H. Beck, Inc.	Securities America, Inc.
Hantz Financial Services,Inc.	Securities Service Network
Investacorp	Stifel Nicolaus & Co.
Janney Montgomery Scott, LLC.	TFS Securities, Inc.
HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudential.com or any other electronic means. We generally send a confirmation statement to you each time a financial transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We may also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter. We may confirm regularly scheduled transactions, including, but not limited to Systematic Withdrawals (including 72(t) and 72(q) payments and required minimum distributions) and electronic funds transfer in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports or copies of reports previously sent. We reserve the right to charge up to $50 for each such additional or previously sent report. We will also send an annual report and a semi-annual report containing applicable financial statements for the Portfolios to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means. Beginning on January 1, 2021, paper copies of the annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on our website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.
HOW TO CONTACT US
Please communicate with us using the telephone number and addresses below for the purposes described. Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
Prudential’s Customer Service Team
Call our Customer Service Team at 1-888-PRU-2888 during normal business hours.
Internet
Access information about your Annuity through our website: www.prudential.com
Correspondence Sent by Regular Mail
PALAC Service Center
P.O. Box 7960
Philadelphia, PA 19176
Correspondence Sent by Overnight*, Certified or Registered Mail
PALAC Service Center
2101 Welsh Road
Dresher, PA 19025
*Please note that overnight correspondence sent through the United States Postal Service may be delivered to the P.O. Box listed above, which could delay receipt of your correspondence at our Service Center. Overnight mail sent through other methods (e.g. Federal Express, United Parcel Service) will be delivered to the address listed below.
Correspondence sent by regular mail to our Service Center should be sent to the address shown above. Your correspondence will be picked up at this address and then delivered to our Service Center. Your correspondence is not considered received by us until it is received at our Service Center. Where this Prospectus refers to the day when we receive a Purchase Payment, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last requirement needed for us to process that item) arrives in complete and proper form at our Service Center or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives at our Service Center (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.
You can obtain account information by calling our automated response system, and at www.prudential.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney or your Financial Professional, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system, www.prudential.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.
Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.
PALAC does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. PALAC reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.
INDEMNIFICATION
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
LEGAL PROCEEDINGS
Litigation and Regulatory Matters
PALAC is subject to legal and regulatory actions in the ordinary course of our business. Pending legal and regulatory actions include proceedings specific to PALAC and proceedings generally applicable to business practices in the industry in which we operate. PALAC is subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. PALAC is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In addition, PALAC, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus.
PALAC’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. In some of PALAC’s pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. It is possible that PALAC's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of PALAC’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on PALAC’s financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on: the Separate Account; the ability of PAD to perform its contract with the Separate Account; or PALAC's ability to meet its obligations under the Contracts.
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:
1.Prudential Annuities Life Assurance Corporation
2.General Information
3.Annuitization
4.Experts
5.Principal Underwriter
6.Payments Made to Promote Sale of Our Products
7.Cyber Security Risks
8.Determination of Accumulation Unit Values
9.Financial Statements

APPENDIX A – INTERIM VALUE OF INDEX STRATEGIES
Below is additional information regarding the Interim Value calculation.
    The Interim Value for an Index Strategy is equal to the sum of (1) and (2) where:
(1)Is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated. It is determined as (A - B) multiplied by [(1 + C) divided by (1 + D)]E, where:
A.The Index Strategy Base on the Valuation Day the Interim Value is calculated;
B.The fair value of the replicating portfolio of options under initial market conditions, with updated time to expiry;
C.The Market Value Index Rate on the Index Strategy Start Date;
D.The Market Value Index Rate on the Valuation Day the Interim Value is calculated; and
E.The total days remaining in the Index Strategy Term divided by 365.
(2)Is the fair value of the replicating portfolio of options.
In Pennsylvania, the Interim Value for an Index Strategy is equal to the sum of (1) and (2) where:
(1)Is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated. It is determined as (A -B) multiplied by [(1 +C) divided by (1 +D)]E where:
A.The Index Strategy Base on the Valuation Day the Interim Value is calculated;
B.The fair value of the replicating portfolio of options under initial market conditions, with straight-line amortization to the end of the Index Strategy Term;
C.The Market Value Index Rate on the Index Strategy Start Date;
D.The Market Value Index Rate on the Valuation Day the Interim Value is calculated; and
E.The total days remaining in the Index Strategy Term divided by 365.
(2)Is the fair value of the replicating portfolio of options.
When we calculate the Interim Value, we obtain market data for derivative pricing each business day from outside vendors. If these values are available and we are delayed in receiving these values, and cannot calculate a new Interim Value, we will use the prior business day’s Interim Value.

A-1

APPENDIX B – IMPORTANT INFORMATION ABOUT THE INDICES
S&P 500®:
“The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Prudential Annuities Life Assurance Corporation.  Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Prudential Annuities Life Assurance Corporation. Prudential FlexGuard are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Prudential FlexGuard or any member of the public regarding the advisability of investing in securities generally or in Prudential FlexGuard particularly or the ability of the S&P 500 Index to track general market performance.  S&P Dow Jones Indices’ only relationship to Prudential Annuities Life Assurance Corporation with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors.  The S&P 500 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Prudential Annuities Life Assurance Corporation or the Prudential FlexGuard  S&P Dow Jones Indices have no obligation to take the needs of Prudential Annuities Life Assurance Corporation or the owners of Prudential FlexGuard into consideration in determining, composing or calculating the S&P 500 Index.  S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of Prudential FlexGuard or the timing of the issuance or sale of Prudential FlexGuard or in the determination or calculation of the equation by which Prudential FlexGuard is to be converted into cash, surrendered or redeemed, as the case may be.  S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Prudential FlexGuard. There is no assurance that investment products based on the S&P 500 Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.  Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Prudential FlexGuard currently being issued by Prudential Annuities Life Assurance Corporation but which may be similar to and competitive with Prudential FlexGuard.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500 Index.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION, OWNERS OF THE PRUDENTIAL FLEXGUARD, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.”
MSCI EAFE:
THE PRUDENTIAL FLEXGUARD IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"). ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREA TING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY PRUDENTIAL. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING GENERALLY OR PURCHASING PRUDENTIAL FLEXGUARD OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO PRUDENTIAL FLEXGUARD OR THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF PRUDENTIAL FLEXGUARD TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHlCH PRUDENTIAL FLEXGUARD IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF PRUDENTIAL FLEXGUARD OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FUND.
ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALlTY,
B-1

ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF PRUDENTIAL FLEXGUARD , OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILlTY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARITES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILlTY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILlTY OF SUCH DAMAGES. No purchaser, seller or holder of this product or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCl's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.
Bloomberg Barclays U.S. Intermediate Credit Index:
BLOOMBERG® is a trademark and service mark of Bloomberg Finance L.P. BARCLAYS® is a trademark and service mark of Barclays Bank Plc, used under license. Bloomberg Finance L.P. and its affiliates, including Bloomberg Index Services Limited (“BISL”) (collectively, “Bloomberg”), or Bloomberg’s licensors own all proprietary rights in the Bloomberg Barclays U.S. Intermediate Credit Index. Neither Barclays Bank PLC, Barclays Capital Inc., nor any affiliate (collectively “Barclays”) nor Bloomberg is the issuer or producer of Prudential FlexGuard and neither Bloomberg nor Barclays has any responsibilities, obligations or duties to owners of Prudential FlexGuard. The Bloomberg Barclays U.S. Intermediate Credit Index is licensed for use by Prudential as the Issuer of Prudential FlexGuard. The only relationship of Bloomberg and Barclays with the Issuer in respect of Bloomberg Barclays U.S. Intermediate Credit Index is the licensing of the Bloomberg Barclays U.S. Intermediate Credit Index, which is determined, composed and calculated by BISL, or any successor thereto, without regard to the Issuer or Prudential FlexGuard or the owners of Prudential FlexGuard.
Additionally, Prudential as the Issuer of Prudential FlexGuard may for itself execute transaction(s) with Barclays in or relating to the Bloomberg Barclays U.S. Intermediate Credit Index in connection with Prudential FlexGuard. Owners purchase Prudential FlexGuard from Prudential and owners neither acquire any interest in Bloomberg Barclays U.S. Intermediate Credit Index nor enter into any relationship of any kind whatsoever with Bloomberg or Barclays upon purchasing Prudential FlexGuard. Prudential FlexGuard is not sponsored, endorsed, sold or promoted by Bloomberg or Barclays. Neither Bloomberg nor Barclays makes any representation or warranty, express or implied, regarding the advisability of purchasing in Prudential FlexGuard or the advisability of investing generally or the ability of the Bloomberg Barclays U.S. Intermediate Credit Index to track corresponding or relative market performance. Neither Bloomberg nor Barclays has passed on the legality or suitability of Prudential FlexGuard with respect to any person or entity. Neither Bloomberg nor Barclays is responsible for or has participated in the determination of the timing of, prices at, or quantities of Prudential FlexGuard to be issued. Neither Bloomberg nor Barclays has any obligation to take the needs of the Issuer or the owners of Prudential FlexGuard or any other third party into consideration in determining, composing or calculating the Bloomberg Barclays U.S. Intermediate Credit Index. Neither Bloomberg nor Barclays has any obligation or liability in connection with administration, marketing or trading of Prudential FlexGuard.
The licensing agreement between Bloomberg and Barclays is solely for the benefit of Bloomberg and Barclays and not for the benefit of the owners of Prudential FlexGuard, investors or other third parties. In addition, the licensing agreement between Prudential and Bloomberg is solely for the benefit of Prudential and Bloomberg and not for the benefit of the owners of Prudential FlexGuard, investors or other third parties.
NEITHER BLOOMBERG NOR BARCLAYS SHALL HAVE ANY LIABILITY TO THE ISSUER, OWNERS OR OTHER THIRD PARTIES FOR THE QUALITY, ACCURACY AND/OR COMPLETENESS OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA INCLUDED THEREIN OR FOR INTERRUPTIONS IN THE DELIVERY OF THEBLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX. NEITHER BLOOMBERG NOR BARCLAYS MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE OWNERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA INCLUDED THEREIN. NEITHER BLOOMBERG NOR BARCLAYS MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA INCLUDED THEREIN. BLOOMBERG RESERVES THE RIGHT TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, OR TO CEASE THE CALCULATION OR PUBLICATION OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX, AND NEITHER BLOOMBERG NOR BARCLAYS SHALL BE LIABLE FOR ANY MISCALCULATION OF OR ANY INCORRECT, DELAYED OR INTERRUPTED PUBLICATION WITH RESPECT TO THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX. NEITHER BLOOMBERG NOR BARCLAYS SHALL BE LIABLE FOR ANY DAMAGES, INCLUDING, WITHOUT LIMITATION, ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES, OR ANY LOST PROFITS, EVEN IF ADVISED OF THE POSSIBLITY OF SUCH, RESULTING FROM THE USE OF THE BLOOMBERG BARCLAYS U.S. INTERMEDIATE CREDIT INDEX OR ANY DATA INCLUDED THEREIN OR WITH RESPECT TO PRUDENTIAL FLEXGUARD. None of the information supplied by Bloomberg or Barclays and used in this publication may be reproduced in any manner without the prior written permission of both Bloomberg and Barclays Capital, the investment banking division of Barclays Bank PLC. Barclays Bank PLC is registered in England No. 1026167, registered office 1 Churchill Place London E14 5HP.]

B-2

APPENDIX C – NET INVESTMENT FACTOR
The net investment factor for a Valuation Period is (a) divided by (b), less (c), where:
(a) is the net result of:
(1) the net asset value per share of the underlying mutual fund shares held by that Variable Subaccount at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2) any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance of that Variable Subaccount.
(b) is the net result of:
(1) the net asset value per share of the underlying mutual fund shares held by that Variable Subaccount at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of the Variable Subaccount.
(c) is the Insurance Charge and any applicable charge assessed against a Variable Subaccount for any Rider attached to this Annuity corresponding to the portion of the 365 day year (366 for a leap year) that is in the current Valuation Period.
We value the assets in the Variable Subaccount(s) at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

C-1

APPENDIX D – SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN STATES
Certain features of your Annuity may be different than the features described earlier in this prospectus, if your Annuity is issued in certain states described below. Further variations may arise in connection with additional state reviews.

Jurisdiction	Special Provisions
California	Medically-Related Surrenders are not available.
Florida	Annuitization available after one year.
Massachusetts	The annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option. Medically-Related Surrenders are not available.
Montana	The annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option.
Pennsylvania	The Step Rate Plus Index Strategies with 5% Buffers are not available. The Tiered Participation Rate Index Strategies with 5% Buffers are not available.

D-1

PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL FLEXGUARD® INCOME.

(print your name)

(address)

(city/state/zip code)

Variable Annuity Issued by:

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
A Prudential Financial Company
One Corporate Drive
Shelton, Connecticut 06484
Telephone: 1-888-PRU-2888
http://www.prudentialannuities.com

   Variable Annuity Distributed by:

   PRUDENTIAL ANNUITIES
   DISTRIBUTORS, INC.
   A Prudential Financial Company
   One Corporate Drive
   Shelton, Connecticut 06484
   Telephone: 203-926-1888
   http://www.prudentialannuities.com

MAILING ADDRESSES:
Please see the section of this prospectus entitled “How To Contact Us” for where to send your request for a Statement of Additional
Information.

The Prudential Insurance Company of America 751 Broad Street Newark, NJ 07102-3777

PART B
STATEMENT OF ADDITIONAL INFORMATION
The variable investment options under the Annuity are issued by PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION, a Prudential Financial Company, and PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (also known as “Separate Account B”). The variable investment options are registered under the Securities Act of 1933 and the Investment Company Act of 1940. The index-linked options (“Index-Linked Allocations”) under the Annuity are issued by PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION. The assets supporting the Index-Linked Allocations are maintained in the PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION INDEX STRATEGIES SEPARATE ACCOUNT, a non-unitized, non-insulated separate account, and are registered solely under the Securities Act of 1933.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. YOU SHOULD READ THIS INFORMATION ALONG WITH THE PROSPECTUS FOR THE ANNUITY FOR WHICH IT RELATES. THE PROSPECTUS CONTAINS INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS SEND A WRITTEN REQUEST TO PALAC SERVICE CENTER, P.O. BOX 7960, PHILADELPHIA, PA OR TELEPHONE 1-888-PRU-2888. OUR WEBSITE ADDRESS IS WWW.PRUDENTIAL.COM.
Date of Statement of Additional Information: [ ], 2021
Date of Prospectus: [ ], 2021

1

GENERAL INFORMATION ABOUT PRUDENTIAL ANNUITIES
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
Prudential Annuities Life Assurance Corporation, a Prudential Financial Company, (“PALAC”) is a stock life insurance company incorporated under the laws of Arizona as of August 31, 2013, formerly incorporated in Connecticut, and is domiciled in Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Puerto Rico and in all states except New York. Prudential Annuities Life Assurance Corporation is a wholly-owned subsidiary of Prudential Annuities, Inc., whose ultimate parent is Prudential Financial, Inc. PALAC markets through and in conjunction with registered broker-dealers.
PALAC has developed long-term savings and retirement products, which were distributed through its affiliated broker-dealer company, Prudential Annuities Distributors, Inc. (“PAD”). PALAC issued variable and fixed deferred and immediate annuities for individuals and groups in the United States of America and Puerto Rico. In addition, PALAC has relatively small in force block of variable life insurance policies. PALAC stopped actively selling annuity products in March 2010. In March 2010, PALAC ceased offering its variable annuity products (and where offered, the companion market value adjustment option) to new investors upon the launch of a new product line by each of Pruco Life Insurance Company and its wholly-owned subsidiary Pruco Life Insurance Company of New Jersey (which are affiliates of PALAC). These initiatives were implemented to create operational and administrative efficiencies by offering a single product line of annuity products from a more limited group of legal entities. During 2012, PALAC suspended additional customer deposits for variable annuities with certain living benefit guarantees. However, PALAC continues to accept additional customer deposits on certain in-force contracts, subject to applicable contract provisions and administrative rules.
PALAC resumed offering annuity products to new investors (except in New York) when it launched a new fixed indexed annuity and a new deferred income annuity in 2018.
No company other than PALAC has any legal responsibility to pay amounts that it owes under its annuity contracts. Among other things, this means that where you participate in an optional living benefit or death benefit and the value of that benefit exceeds your current Account Value, you would rely solely on the ability of the issuing insurance company to make payments under the benefit out of its own assets. Prudential Financial, however, exercises significant influence over the operations and capital structure of PALAC.
Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 (“Securities Act”) and Rule 159 thereunder, PALAC delivers this prospectus to current Owners that reside outside of the United States. In addition, we may not market or offer benefits, features or enhancements to prospective or current Owners while outside of the United States.
Separate Account B
During the Savings Stage, the assets supporting obligations based on allocations to the Subaccounts are held in Subaccounts of Prudential Annuities Life Assurance Corporation Variable Account B, also referred to as “Separate Account B”. Separate Account B assets that are held in support of the Subaccounts are kept separate from all our other assets and may not be chargeable with liabilities arising out of any other business we may conduct. Thus, income, gains and losses from assets allocated to Separate Account B are credited to or charged against Separate Account B, without regard to other income, gains or losses of PALAC or any other of our separate accounts.
Separate Account B was established by us pursuant to Connecticut law on November 25, 1987. Separate Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Separate Account B.
Effective August 31, 2013, Prudential Annuities Life Assurance Corporation changed its domicile from Connecticut to Arizona. As a result of this change, the Arizona Department of Insurance is our principal regulatory authority and all of our separate accounts including Separate Account B, will now be operated in accordance with the laws of Arizona.
Separate Account B consists of multiple Subaccounts. Each Subaccount invests only in a single mutual fund or mutual fund portfolio. The name of each Subaccount generally corresponds to the name of the Portfolio. Each Subaccount in Separate Account B may have several different Unit Prices to reflect the Insurance Charge, Distribution Charge (when applicable) and the charges for any optional benefits that are offered under the Annuity issued by us through Separate Account B. Separate Account B is registered with the SEC under the Investment Company Act of 1940 (“Investment Company Act”) as a unit investment trust, which is a type of investment company. The SEC does not supervise investment policies, management or practices of Separate Account B. We may offer new Subaccounts, eliminate Subaccounts, or combine Subaccounts at our sole discretion. We may also close Subaccounts to additional Purchase Payments on existing annuities or close Subaccounts for annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying Portfolio is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required. If investment in the Portfolios or a particular Portfolio is no longer possible, or in our discretion becomes inappropriate for purposes of the Annuity, or for any other rationale in our sole judgment, we may substitute another portfolio or investment portfolios without your consent. The substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any required approval of the SEC and any applicable state insurance departments. In addition, we may close Portfolios to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion. We do not control the underlying Portfolios, so we cannot guarantee that any of those funds will always be available.
Values and benefits based on allocations to the Subaccount(s) will vary with the investment performance of the underlying mutual funds or fund portfolios, as applicable. We do not guarantee the investment results of any Subaccount. Your Account Value allocated to the
2

Subaccounts may increase or decrease. You bear the entire investment risk. There is no assurance that the Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.
Index Strategies Separate Account
Assets supporting the Index Strategies are held in a non-insulated, non-unitized separate account established under Arizona law. These assets are subject to the claims of the creditors of PALAC and the benefits provided under the Index Strategies are subject to the claims paying ability of PALAC.
An Owner does not have any interest in or claim on the assets in the Separate Account. In addition, neither an Owner nor amounts allocated to the Index Strategies participate in the performance of the assets held in the Separate Account.
We are not obligated to invest according to specific guidelines or strategies except as may be required by Arizona and other state insurance laws.
PRINCIPAL UNDERWRITER/DISTRIBUTOR - PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.
Prudential Annuities Distributors, Inc. ("PAD"), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the Annuity described in the Prospectus and this Statement of Additional Information. Prudential Annuities Life Assurance Corporation and AST Investment Services, Inc. ("ASISI"), a co-investment manager of Advanced Series Trust are also wholly-owned subsidiaries of Prudential Annuities, Inc. Prudential Annuities Information Services and Technology Corporation, also a wholly-owned subsidiary of Prudential Annuities, Inc., is a service company that provides systems and information services to Prudential Annuities Life Assurance Corporation and its affiliated companies.
PAD acts as the distributor of a number of annuity and life insurance products we offer.
PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities and Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). THE OFFERING OF THE ANNUITY CONTRACTS THROUGH PAD IS CONTINUOUS. PLEASE SEE THE PROSPECTUS FOR A DISCUSSION OF HOW THE CONTINGENT DEFERRED SALES CHARGE ON THE ANNUITY CONTRACTS IS DETERMINED.
The Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker-dealers who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from registration ("firms"). Applications for the Annuity are solicited by registered representatives of those firms.
Under the selling agreements, cash compensation in the form of commissions is paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made. Commissions and other cash compensation paid in relation to your Annuity do not result in any additional charge to you or the Separate Account(s).
PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS
In an effort to promote the sale of our products (which may include the placement of PALAC and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we and/or PAD pay certain broker-dealers cash compensation in the form of: commissions according to one or more schedules; percentage payments based on “Assets Under Management” (total assets”) subject to certain criteria in certain PALAC products; and/or percentage payments based on the total amount of money received as purchase payments under PALAC annuity products sold through the broker-dealer.
We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.
The list in the prospectus includes the names of the firms that we are aware (as of December 31, 2020) received cash compensation with respect to annuity business during 2020 (or as to which a payment amount was accrued during 2020). The firms listed include payments in connection with products issued by Prudential Annuities Life Assurance Corporation. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During 2020, the least amount paid, and greatest amount paid, were $___ and $___, respectively, (to be updated by amendment).
You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuity than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to an annuity product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, [ ]% of the total Purchase Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.
With respect to all individual annuities issued by PALAC, PAD received commissions as follows: 2020: $211,412,859.70; 2019: $97,485,195.74; and 2018: $122,121,924.71. PAD retained none of those commissions.
HOW THE UNIT PRICE IS DETERMINED
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For each Variable Subaccount the initial Unit Price was $10.00. The Unit Price for each subsequent period is the net investment factor for that period, multiplied by the Unit Price for the immediately preceding Valuation Period. The Unit Price for a Valuation Period applies to each day in the period. The net investment factor is an index that measures the investment performance of, and charges assessed against, a Subaccount from one Valuation Period to the next. The net investment factor for a Valuation Period is: (a) divided by (b), less (c) where:
(a) is the net result of:
(1) the net asset value per share of the underlying mutual fund shares held by that Variable Subaccount at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2) any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance     of that Variable Subaccount.
(b) is the net result of:
(1) the net asset value per share of the underlying mutual fund shares held by that Variable Subaccount at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of the Variable Subaccount.
(c) is the Insurance Charge and any applicable charge assessed against a Variable Subaccount for any Rider attached to this Annuity corresponding to the portion of the 365 day year (366 for a leap year) that is in the current Valuation Period.
We value the assets in each Subaccount at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.
GENERAL INFORMATION
VOTING RIGHTS
We are the legal owner of the shares of the underlying Portfolios in which the Subaccounts invest. However, under current SEC rules, you have voting rights in relation to Account Value allocated to the Subaccounts. If an underlying Portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Subaccount. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also “mirror vote” shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given Portfolio held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying Portfolio seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying Portfolio’s shareholder meeting and toward the ultimate outcome of the vote. Thus, under “mirror voting”, it is possible that the votes of a small percentage of Owners who actually vote will determine the ultimate outcome.
We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available Variable Investment Subaccounts or to approve or disapprove an investment advisory contract for a Portfolio. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Portfolios associated with the available Variable Investment Subaccounts, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations. If we disregard Owner voting instructions, we will advise Owners of our action and the reasons for such action in the next available annual or semi-annual report.
We will furnish those Owners who have Account Value allocated to a Subaccount whose underlying Portfolio has requested a “proxy” vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying Portfolio that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.
RESERVED RIGHTS
In addition to rights specifically reserved elsewhere in this Annuity, we reserve the right to perform any or all of the following: (a) combine Variable Subaccount with other Variable Subaccounts; (b) combine the Variable Separate Account(s) shown in the Annuity Schedule with other "unitized" separate accounts; (c) combine the Index Strategies Separate Account with other “non-unitized,” “non-insulated” separate accounts; (d) deregister the Variable Separate Account(s) shown in the Annuity Schedule under the Investment Company Act; (e) operate the Variable Separate Account(s) shown in the Annuity Schedule as a management investment company under the Investment Company Act or in any other form permitted by law; (f) make changes required by any change in the federal securities laws, including, but not limited to, the Securities Act, the Exchange Act, the Investment Company Act, or any changes to the Securities and Exchange Commission’s interpretation thereof; (g) make
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changes that are necessary to maintain the tax status of your Annuity, any rider, amendment or endorsement attached hereto or any charge or distribution from your Annuity under the Code; (h) to establish a provision for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account; (i) make any changes required by Federal or state laws with respect to annuity contracts; and (j) to the extent dictated by any underlying Porfolio, impose a redemption fee or restrict transactions within any Variable Subaccount. We reserve the right to modify this Annuity without receiving your prior consent, except as may be required by any applicable law, if we are required to make changes necessary to comply with state regulatory requirements, Internal Revenue Service ("IRS") requirements or other federal requirements.
We may eliminate Variable Subaccounts, restrict or prohibit additional allocations to certain Variable Subaccounts, or substitute one or more new underlying mutual funds or portfolios for the one in which a Variable Subaccount is invested in which case any reference to pro-rata allocations would include only those Variable Subaccounts that do not restrict or prohibit additional allocations. Substitutions may be necessary if we believe an underlying mutual fund or portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or portfolio, or because the underlying mutual fund or portfolio is no longer available for investment, or for any other reason. We would obtain any regulatory prior approval. If an Index is no longer available to us, or if the manner by which the Index is determined substantially changes, we will substitute a comparable Index. We would obtain any required regulatory prior approval. We will notify you and any assignee of the substitution.
DEFERRAL OF TRANSACTIONS
We may defer any annuity payment for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from any annuity payout for more than thirty days, we will pay interest as required by state law. We may defer any distribution from any Allocation Option or any transfer from Allocation Options for a period not to exceed seven calendar days from the date the transaction is effected.
There may be circumstances where the NYSE is open, however, due to inclement weather, natural disaster or other circumstances beyond our control, our offices may be closed or our business processing capabilities may be restricted. Under those circumstances, your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.
The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. On those dates, we will not process any financial transactions involving purchase or redemption orders.
PALAC will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
▪trading on the NYSE is restricted;
▪an emergency exists making redemption or valuation of securities held in the separate account impractical; or
▪the SEC, by order, permits the suspension or postponement for the protection of security holders.
MISSTATEMENT OF AGE OR SEX
If there has been a misstatement of the age and/or sex of any person upon whose life annuity payments or the minimum death benefit is based, we make adjustments to conform to the facts. As to annuity payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.
CYBER SECURITY AND BUSINESS CONTINUITY RISKS
With the increasing use of technology and computer systems in general and, in particular, the Internet to conduct necessary business functions, PALAC is susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering of products with certain features, including those with automatic asset transfer or re-allocation strategies, and by our employment of complex investment, trading and hedging programs. Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.
Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins and attempts to fraudulently induce employees, customers or other users of these systems to disclose sensitive information in order to gain access) to computer systems in order to misappropriate and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.
The Company is also subject to risks related to disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID-19), utility failures, terrorist acts, political and social developments, and military and governmental actions. These risks are often collectively referred to as “business continuity” risks. These events could adversely affect the Company and our ability to conduct business and process transactions. Although the Company has business continuity plans, it is possible that the plans may not operate as intended or required and
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that the Company may not be able to provide required services, process transactions, deliver documents or calculate values. It is also possible that service levels may decline as a result of such events.
Cyber security events, disasters and similar events, whether deliberate or unintentional, that could impact PALAC and Owners, whether deliberate or unintentional, could arise not only in connection with our own administration of the Annuity, but also with entities operating the Annuity’s underlying funds and with third-party service providers to PALAC. Cyber security and other events affecting any of the entities involved with the offering and administration of the Annuity may cause significant disruptions in the business operations related to the Annuity. Potential impacts may include, but are not limited to, potential financial losses under the Annuity, your inability to conduct transactions under the Annuity and/or with respect to an underlying fund, an inability to calculate the accumulation unit value (AUV) with respect to the Annuity and/or the net asset value (NAV) with respect to an underlying fund, and disclosures of your personal or confidential account information.
In addition to direct impacts to you, cyber security and other events described above may result in adverse impacts to PALAC, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by PALAC may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by PALAC in enhancing and upgrading computer systems and systems security following a cyber security failure or responding to a disaster or similar event.
The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, hostile foreign governments and others continue to pose new and significant cyber security threats. In addition, the global spread of COVID-19 has caused the Company and its service providers to implement business continuity plans, including widespread use of work-from-home arrangements. Although PALAC, our service providers, and the underlying funds offered under the Annuity may have established business continuity plans and risk management systems to mitigate risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. Furthermore, PALAC cannot control or assure the efficacy of the cyber security and business continuity plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.
ANNUITIZATION
WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
We currently make annuity options available that provide fixed annuity payments. Fixed options provide the same amount with each payment. We do not guarantee to make all annuity payment options available in the future.
When you purchase an Annuity, or at a later date, you may choose an Annuity Date, an annuity option and the frequency of annuity payments. You may change your choices before the Annuity Date under the terms of your contract. A maximum Annuity Date may be required by law. The Annuity Date may depend on the annuity option you choose. Certain annuity options may not be available depending on the age of the Annuitant.
Certain of these annuity options may also be available to Beneficiaries who choose to receive the Annuity's Death Benefit proceeds as a series of payments instead of a lump sum payment.
Fixed Annuity Options
Option 1
Life Income Annuity Option with a Period Certain - Under this option, income is payable equally monthly, quarterly, semiannually, or annually for the Annuitant’s life or a period certain, subject to our then current rules, whichever is longer. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant’s life expectancy at the time the annuity option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.
Option 2
Joint Life Annuity Option - Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.
Other Annuity Options We May Make Available
At the Annuity Date, we may make available other annuity options not described above. However, Options 1 and 2 above will always remain available. The additional options we currently offer are:
▪Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are
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made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.
▪Joint Life Annuity Option with a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.
▪Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen (the “period certain”), up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the annuity option becomes effective, as computed under applicable IRS tables). The annuity payments may be made equally monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies before the end of the period certain, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain.
WHEN ARE ANNUITY PAYMENTS MADE?
Each Annuity Payment is payable monthly on the Annuity Payment Date. The initial annuity payment will be on a date of your choice. The Annuity Payment Date may not be changed after the Annuity Date.
HOW ARE ANNUITY PAYMENTS CALCULATED?
FIXED ANNUITY PAYMENTS
If you choose to receive fixed annuity payments, you will receive equal fixed-dollar payments throughout the period you select. The amount of the fixed payment will vary depending on the annuity payment option and payment frequency you select. Generally, the first annuity payment is determined by multiplying the Account Value upon the Annuity Date, minus any state premium taxes that may apply, by the factor determined from our table of annuity rates. The table of annuity rates differs based on the type of annuity chosen and the frequency of payment selected. Our rates will not be less than our guaranteed minimum rates. These guaranteed minimum rates are derived from the 2000 Individual Annuity Mortality Table with an assumed interest rate of up to 3% per annum. Where required by law or regulation, such annuity table will have rates that do not differ according to the gender of the key life. Otherwise, the rates will differ according to the gender of the key life.
EXPERTS
The financial statements of Prudential Annuities Life Assurance Corporation as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 and the financial statements of Prudential Annuities Life Assurance Corporation Variable Account B as of the dates presented and for each of the periods presented included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
LEGAL EXPERTS
In connection with the preparation of the post-effective amendment to this registration statement, counsel for PALAC has provided certain advice with respect to the federal securities laws.
FINANCIAL STATEMENTS
The financial statements which follow are those of Prudential Annuities Life Assurance Corporation and Prudential Annuities Life Assurance Corporation Variable Account B Subaccounts as of December 31, 2020 and for the years ended December 31, 2020 and 2019. There may be other Subaccounts included in Variable Account B that are not available in the product described in the applicable prospectus.
INCORPORATION BY REFERENCE
To the extent and only to the extent that any statement in a document incorporated by reference into this Statement of Additional Information is modified or superseded by a statement in this Statement of Additional Information or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.
We furnish you without charge a copy of any or all the documents incorporated by reference in this Statement of Additional Information, including any exhibits to such documents which have been specifically incorporated by reference. We do so upon receipt of your written or oral request. Please address your request to PALAC Service Center, P.O. Box 7960, Philadelphia, PA 19176. Our phone number is 1-888-PRU-2888. You may also forward such a request electronically to our Customer Service Department at www.prudential.com.

(Financial Statements to Be Filed by Amendment)
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PART C
OTHER INFORMATION
ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS:
(a) (1)    Financial Statements of the subaccounts of Prudential Annuities Life Assurance Corporation Variable Account B (Registrant) consisting of the Statements of Net Assets as of the dates presented, and the Statements of Operations and the Statements of Changes in Net Assets for each of the periods presented, and Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement). (To Be Filed by Amendment)

(2)    Financial Statements of Prudential Annuities Life Assurance Corporation (Depositor) consisting of the Statements of Financial Position as of December 31, 2020 and 2019, and the related Statements of Operations and Comprehensive Income, of Equity and of Cash Flows for each of the three years in the period ended December 31, 2020, including the related Notes and Financial Statement Schedule appear at the end of the Statement of Additional Information (Part B of the Registration Statement). (To Be Filed by Amendment)
(b)    Exhibits are attached as indicated (all previously filed exhibits, as noted below, are incorporated herein by reference).
(1)    Resolution of the board of directors of Depositor authorizing the establishment of the Registrant for Separate Account B filed via EDGAR with Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.
(2)    Not applicable. Prudential Annuities Life Assurance Corporation maintains custody of all assets.
(3) (a)     Principal Underwriting Agreement. Filed via EDGAR with Post-Effective Amendment No. 14 to Registration Statement No 333-96577 filed April 21, 2006.
(b)    Specimen Revised Dealer Agreement (To Be Filed by Amendment).
(c)    First Amendment to Principal Underwriting Agreement. Filed via EDGAR with Post-Effective Amendment No. 49 to Registration Statement No. 333-96577 filed September 23, 2011.
(4) (a)     Contract (To Be Filed by Amendment).
(5)     Application (To Be Filed by Amendment).
(6) (a)    Copy of the amended certificate of incorporation of Prudential Annuities Life Assurance Corporation filed via EDGAR with Registration Statement No. 33-44202, filed March 14, 2008.
(b)    Articles of Domestication of Prudential Annuities Life Assurance Corporation, effective August 31, 2013. Filed via EDGAR with Post-Effective Amendment No. 26 to Registration Statement No. 333-150220, filed August 30, 2013.
(c)    Copy of the amended and restated By-Laws of Prudential Annuities Life Assurance Corporation filed via EDGAR with Registration Statement No. 33-44202, filed March 14, 2008.
(d)    Amended and Restated By-Laws of Prudential Annuities Life Assurance Corporation, effective August 30, 2013. Filed via EDGAR with Post-Effective Amendment No. 26 to Registration Statement No. 333-150220, filed August 30, 2013.
(7)    Not Applicable.
(8)    Agreements between Depositor and:
(a)    The Prudential Series Fund, Inc. Filed via EDGAR with Post-Effective Amendment No. 15 to Registration Statement No. 33-87010, filed April 26, 2001
(b)    Rule 22c-2 Agreement via EDGAR with Post-Effective Amendment No. 20 to Registration Statement No. 333-96577, filed April 20, 2007.
(c)    Notice re change of Depositor name to Prudential Annuities Life Assurance Corporation via EDGAR with Post-Effective Amendment No. 26 to Registration Statement No. 333-96577, filed April 17, 2008.
(9)    Opinion and Consent of Counsel. (To Be Filed by Amendment)
(10)    Written Consent of Independent Registered Public Accounting Firm. (To Be Filed by Amendment).
(11)    Not applicable.
(12)    Not applicable.
(13) (a)    Power of Attorney for Dylan J. Tyson. (Filed Herewith)
(13) (b)    Power of Attorney for Caroline A. Feeney. (Filed Herewith)
(13) (c)    Power of Attorney for Susan M. Mann. (Filed Herewith)
(13) (d)    Power of Attorney for Candace J. Woods. (Filed Herewith)

(13) (e)    Power of Attorney for Nandini Mongia. (Filed Herewith)
ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR (ENGAGED DIRECTLY OR INDIRECTLY, IN REGISTRANT’S VARIABLE ANNUITY BUSINESS:

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITION AND OFFICES WITH DEPOSITOR

Timothy S. Cronin One Corporate Drive Shelton, Connecticut 06484-6208	Senior Vice President
Caroline A. Feeney 213 Washington Street Newark, New Jersey 07102-2917	Director
Susan M. Mann 213 Washington Street Newark, New Jersey 07102-2917	Chief Financial Officer, Executive Vice President and Director
Dylan J. Tyson One Corporate Drive Shelton, Connecticut 06484-6208	President, Chief Executive Officer and Director
Lynn Stone One Corporate Drive Shelton, Connecticut 06484-6208	Senior Vice President, Chief Legal Officer, and Corporate Secretary
Nandini Mongia Three Gateway Center Newark, New Jersey 07102-4061	Director and Treasurer
Elizabeth K. Dietrich 213 Washington Street Newark, New Jersey 07102-2917	Senior Vice President and Chief Actuary
Candace J. Woods 751 Broad Street Newark, New Jersey 07102-3714	Director

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT:
The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life Flexible Premium Variable Annuity Account; the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account (separate accounts of Pruco Life Insurance Company ("Pruco Life"); the Pruco Life of New Jersey Flexible Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account (separate accounts of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.
The subsidiaries of Prudential Financial Inc. ("PFI") are listed under Exhibit 21.1 of the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February ___, 2021 (to be updated by amendment), the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

ITEM 27. NUMBER OF CONTRACT OWNERS: As of this date, the Registrant has not commenced sales of the contracts under this Registration Statement. Therefore, there are no contract owners of contracts offered by the Registrant under this Registration Statement.
ITEM 28. INDEMNIFICATION:
The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, the state of organization of Prudential Annuities Life Assurance Corporation ("Prudential Annuities"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Prudential Annuities’ By-law, Article VI, which relates to indemnification of officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
ITEM 29. PRINCIPAL UNDERWRITERS
(a) Prudential Annuities Distributors, Inc. (PAD)
PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.
(b) Information concerning the directors and officers of PAD is set forth below:

NAME	POSITIONS AND OFFICES WITH UNDERWRITER
James F. Mullery 213 Washington Street Newark, New Jersey 07102-29	President & Chief Executive Officer and Director
Anju Nanda One Corporate Drive Shelton, Connecticut 06484-62	Senior Vice President and Director
Susan M. Mann 213 Washington Street Newark, New Jersey 07102-29	Senior Vice President and Director
Dianne D. Bogoian One Corporate Drive Shelton, Connecticut 06484-620	Senior Vice President and Director
Patricia L. O’Shea 213 Washington Street Newark, New Jersey 07102-2917	Chief Operating Officer
Elizabeth Guerrera One Corporate Drive Shelton, Connecticut 06484-62	Vice President and Director
Kevin M. Brayton 280 Trumbull Street Hartford, Connecticut 06103-35	Senior Vice President and Director
Christopher J. Hagan 2101 Welsh Road Dresher, Pennsylvania 19025-50	Vice President
Francine B. Boucher Three Gateway Center Newark, New Jersey 07102-40	Chief Legal Officer, Vice President and Secretary
Kevin Chaillet 213 Washington Street Newark, New Jersey 07102-29	Treasurer
Robert P. Smit Three Gateway Center Newark, New Jersey 07102-40	Chief Financial Officer and Controller
Shane T. McGrath 280 Trumbull Street Hartford, Connecticut 06103-35	Vice President and Chief Compliance Officer
Lynn Stone One Corporate Drive Shelton, Connecticut 06484-62	Vice President, Assistant Secretary

Charles H. Smith Three Gateway Center Newark, New Jersey 07102-40	Anti-Money Laundering Officer
Scott P. Haggerty One Corporate Drive Shelton, Connecticut 06484-6	Vice President
Jessica Conley 2101 Welsh Road Dresher, Pennsylvania 19025-5000	Vice President

ITEM 29. PRINCIPAL UNDERWRITERS:
(c) Commissions received by PAD during 2020 with respect to all individual annuities issued by PALAC.

NAME OF PRINCIPAL UNDERWRITER	NET UNDERWRITING DISCOUNTS AND COMMISSIONS	COMPENSATION ON REDEMPTION	BROKERAGE COMMISSIONS	COMPENSATION
Prudential Annuities Distributors, Inc.*	$211,412,859.70	$-0-	$-0-	$-0-
* PAD did not retain any of these commissions.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS:
Accounts and records are maintained by PALAC at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES
None.

ITEM 32. UNDERTAKINGS
(a)    Registrant hereby undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.
(b)    Registrant undertakes to include either (1) as part of any enrollment form or application to purchase a contract offered by the prospectus, a space that an applicant or enrollee can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.
(c)    Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.
(d)    Prudential Annuities Life Assurance Corporation (“Depositor”) hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Annuities Life Assurance Corporation.
(e)    With respect to the restrictions on withdrawals for Texas Optional Retirement Programs and Section 403(b) plans, we are relying upon: 1) a no-action letter dated November 28, 1988 from the staff of the Securities and Exchange Commission to the American Council of Life Insurance with respect to annuities issued under Section 403(b) of the Code, the requirements of which have been complied with by us; and 2) Rule 6c-7 under the 1940 Act with respect to annuities made available through the Texas Optional Retirement Program, the requirements of which have been complied with by us.

EXHIBITS

(13) (a)	Power of Attorney for Dylan J. Tyson (Filed Herewith)

(13) (b)	Power of Attorney for Caroline A. Feeney. (Filed Herewith)

(13) (c)	Power of Attorney for Susan M. Mann (Filed Herewith)

(13) (d)	Power of Attorney for Candace J. Woods. (Filed Herewith)

(13) (e)	Power of Attorney for Nandini Mongia. (Filed Herewith)

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Newark and the State of New Jersey on this 5th day of February 2021.

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
REGISTRANT

BY: PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
DEPOSITOR

Dylan J. Tyson*
Dylan J. Tyson President and Chief Executive Officer

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
DEPOSITOR

Dylan J. Tyson*
Dylan J. Tyson President and Chief Executive Officer

SIGNATURES
As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE
Dylan J. Tyson*	Director, President and Chief Executive Officer	February 5, 2021
Dylan J. Tyson
Susan M. Mann*	Chief Financial Officer, Executive Vice President and Director (Principal Accounting Officer)	February 5, 2021
Susan M. Mann
Caroline A. Feeney*	Director	February 5, 2021
Caroline A. Feeney
Nandini Mongia*	Director	February 5, 2021
Nandini Mongia
Candace J. Woods*	Director	February 5, 2021
Candace J. Woods

By:	/s/Richard H. Kirk
Richard H. Kirk
* Executed by Richard H. Kirk on behalf of those indicated pursuant to Power of Attorney.